
05013704


82-34863
RECEIVED
2005 DEC -6 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAIRBORNE ENERGY TRUST

SEDAR FILINGS
JUNE 2 TO NOVEMBER 21, 2005

INDEX


SUPPL

1. SEDAR Profile
2. SEDAR List of Filed Documents
3. Press Release dated June 1, 2005 – Announcement of Completion of Reorganization (filed June 2, 2005)
4. Security holder document – Support Agreement made as of the 1st day of June, 2005 among Fairborne Energy Trust, Fairborne Acquisition Corp. and Fairborne ExchangeCo Ltd. (filed June 3, 2005)
5. Security holder document – Voting and Exchange Trust Agreement made as of the 1st day of June, 2005 among Fairborne Energy Trust, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Computershare Trust Company of Canada (filed June 3, 2005)
6. Security holder document – Trust Indenture (Amended and Restated as of May 25, 2005) (filed June 3, 2005)
7. Material document – Administration Agreement between Computershare Trust Company of Canada and Fairborne Energy Ltd. dated as of May 25, 2005 (filed June 3, 2005)
8. Material document – Arrangement Agreement made as of the 25th day of April, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Computershare Trust Company of Canada (filed June 3, 2005)
9. Material Change Report dated June 1, 2005 (filed June 8, 2005)
10. Press Release dated June 16, 2005 – Monthly Distribution of CDN $0.11 per Unit (filed June 16, 2005)
11. Press Release dated July 7, 2005 – Announcing Increase to Exchangeable Ratio Effective July 15, 2005 (filed July 7, 2005)
12. Press Release dated July 19, 2005 – Confirming Monthly Distribution of Cdn. $0.11 per Unit (filed July 19, 2005)
13. Press Release – Announcing 2005 Second Quarter Interim Financial & Operating Results for the period ended June 30, 2005 (filed August 9, 2005)
14. Press Release dated August 10, 2005 – Announcing Increase to Exchangeable Ratio Effective August 15, 2005 (filed August 10, 2005)


PROCESSED
JUN 30 2006

dw 6/29

15. Management's Discussion and Analysis of Financial Condition and Results of Operations dated August 5, 2005 (filed August 10, 2005)

16. Interim Financial Statements to June 30, 2005 (filed August 10, 2005)

17. Form 52-109FT2 – Certification of Interim Filings – CFO (filed August 10, 2005)

18. Form 52-109FT2 – Certification of Interim Filings – CEO (filed August 10, 2005)

19. Press Release dated August 16, 2005 – Confirming Monthly Distribution of Cdn. $0.11 per Unit (filed August 16, 2005)

20. Press Release dated September 2, 2005 – Announcing Increase to Exchangeable Ratio Effective September 15, 2005 (filed September 2, 2005)

21. Press Release dated September 16, 2005 (filed September 16, 2005)

22. Press Release dated September 21, 2005 (filed September 21, 2005)

23. Press Release dated October 7, 2005 (filed October 7, 2005)

24. Press Release dated October 18, 2005 (filed October 18, 2005)

25. Press Release dated November 8, 2005 (filed November 8, 2005)

26. Interim MD&A for the period ended September 30, 2005 (filed November 8, 2005)

27. Interim Financial Statements for the period ended September 30, 2005 (filed November 8, 2005)

28. Form 52-109FT2 Certification of Interim Filings – CFO (filed November 8, 2005)

29. Form 52-109FT2 Certification of Interim Filings – CEO (filed November 8, 2005)

30. Press Release dated November 15, 2005 (filed November 15, 2005)


Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Colby T. Dewart
Direct Phone: **(403) 260-0369**
Direct Fax: **(403) 260-0355**
ctd@bdplaw.com

Assistant: Dee Clair
Direct Phone: **(403) 260-0366**
Our File: 62228-1

June 8, 2006

Securities & Exchange Commission
International Filings
100F Street N.E.
Mail Stop Room 3628
Washington, D.C. 20549
U.S.A.

Attention: Elliot Staffin

Dear Sir:

Re: Fairborne Energy Trust

We act as counsel to Fairborne Energy Trust (the "**Trust**"), a trust established under the laws of the Province of Alberta. On November 23, 2005, pursuant to Rule 12(g)3-2(b) promulgated by the U.S. Securities & Exchange Commission (the "**Commission**") pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), we furnished, on behalf of the Trust, required documents in order to qualify for the exemption from Section 12(g) with regard to the trust units (the "**Units**"). With respect to a follow-up conversation between yourself and I on June 7, 2006, I enclose the 2005 audited annual financial statements of the Trust per your request.

Please contact me at (403) 260-0369 if you have any questions, or require any additional information, with respect to the enclosed.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Colby T. Dewart

CTD:djc
Encl.

G:\062228\0001\staffin letter.doc







2005 DEC -6 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reply to: James L. Kidd
Direct Phone: **(403) 260-0181**
Direct Fax: **(403) 260-0330**
jlk@bdplaw.com

Assistant: Brenda Long
Direct Phone: **(403) 260-5743**
Our File: 62228-1

December 2, 2005


SEC MAIL
PROCESSING
RECEIVED
DEC 05 2005
WASH, D.C.
165
SECTION

Securities and Exchange Commission
Judiciary Plaza, 450 –5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Fairborne Energy Trust

We act as counsel to Fairborne Energy Trust (the "**Trust**"), a trust established under the laws of the Province of Alberta. Pursuant to Rule 12g3-2(b) promulgated by the U.S. Securities and Exchange Commission (the "**Commission**") pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), we herewith furnish, on behalf the Trust, the documents listed on Schedule "A" hereto in order to qualify for the exemption from Section 12(g) with regard to its trust units (the "**Units**").

The Trust was formed on April 20, 2005 and became a reporting issuer in Canada pursuant to a court-approved plan of arrangement (the "**Plan of Arrangement**"). Pursuant to Rule 12g3-2(b)(1)(ii), officers of Fairborne Energy Ltd. ("**Fairborne Energy**"), the administrator of the Trust, have informed us that the documents listed on Schedule "A" hereto include all of the information which, has been, and which the Trust will be, required to (as required by subparagraph (1)(i) of Rule 12g3-2(b)): (a) make public pursuant to the laws of Alberta or of Canada; (b) file with the Toronto Stock Exchange (the "**Exchange**"), and which will be made public by such Exchange; or (c) distribute to its security holders.

Officers of Fairborne Energy have informed us that Fairborne Energy, on behalf of the Trust will, during this and each subsequent fiscal year, furnish the Commission with the information described above promptly after any such information is made public. In addition, promptly after the end of this and each subsequent fiscal year, the Trust agrees to furnish to the Commission a revised Schedule "A" should any changes occur therein.

Officers of Fairborne Energy have also informed us that, to the best of their knowledge, and based on information provided by the Trust's registrar and transfer agent and ADP Investor Communications, as at August 17, 2005:

(a) the number of registered and non-registered (beneficial) holders of the classes of outstanding equity securities of the Trust who are resident in the United States, as calculated pursuant to Rule 12g3-2(b), are set forth in the table below:

	No. of Holders (August 17, 2005)
Units	602

G:\062228\0001\SEC Application\US Application 02.doc



(b) the respective amount and percentage of equity securities of the Trust held by registered and non-registered (beneficial) holders who are residents in the United States is set forth below:

	Units (August 17, 2005)	% of Class (August 17, 2005)
Units	17,542,862	38.43%

The Units held by residents of the United States were acquired pursuant to either the Plan of Arrangement or brokerage transactions conducted on the floor of the Exchange. Other than the Plan of Arrangement, which was exempt from the registration requirements of the *Securities Act of 1933*, as amended, pursuant to Section 3(a)(10) thereof, the Trust has not completed a public offering of its securities in the United States. Other than the Plan of Arrangement, the Trust has not completed a public offering of its securities in Canada.

The Trust has never had a class of securities registered under Section 12 of the *Exchange Act* or a reporting obligation under Section 15(d) of the *Exchange Act*, nor is the Rule 12g3-2(b) exemption unavailable for the Trust's Units by reason of paragraph (d)(2) or 3 of Rule 12g3-2(b).

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the *Exchange Act*, nor shall this letter constitute an admission for any purpose that the Trust is subject to the *Exchange Act*.

Kindly acknowledge your receipt of this letter and the enclosed information by faxing a signed copy of this letter to the attention of the undersigned at (403) 260-0332. Alternatively, please reply by email to jlk@bdplaw.com to indicate your receipt.

Please confirm in due course that the Trust has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the *Exchange Act*.

Please contact James Kidd at (403) 260-0181 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Brenda Long

for: James L. Kidd
Enclosures

Receipt acknowledged this _____ day of December, 2005.

SECURITIES AND EXCHANGE COMMISSION

Per: ______________________________

G:\062228\0001\SEC Application\US Application 02.doc

SCHEDULE A

All of the documents listed below were filed by Fairborne Energy Trust pursuant to the requirements of Canadian securities laws and all of them are available on the Internet at www.sedar.com.

Document	Date Filed	Filing Requirements [1, 2]	When Due [3, 4, 5, 6, 7, 8, 9, 10, 11, 12 13, 14]
Press Release dated June 1, 2005 – Announcement of Completion of Reorganization	June 2, 2005	1, 2	3
Security holder document – Support Agreement made as of the 1st day of June, 2005 among Fairborne Energy Trust, Fairborne Acquisition Corp. and Fairborne ExchangeCo Ltd.	June 3, 2005	1	14
Security holder document – Voting and Exchange Trust Agreement made as of the 1st day of June, 2005 among Fairborne Energy Trust, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Computershare Trust Company of Canada	June 3, 2005	1	14
Security holder document – Trust Indenture (Amended and Restated as of May 25, 2005)	June 3, 2005	1	14

[1] Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial securities commissions).

[2] Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

[3] Episodic Disclosure Document – Is to be filed on SEDAR if there is a material change in an issuer's business, operations or capital.

[4] Continuous Disclosure Document– Is to be filed on SEDAR at least 25 days before record date (Record date must be set 30 to 60 days before the meeting).

[5] Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end.

[6] Continuous Disclosure Document – Is to be filed on SEDAR concurrently with sending to securityholders (21-50 days before the meeting) (annual meeting must be held within 6 months of the fiscal year-end).

[7] Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of end of 1st, 2nd and 3rd financial quarter.

[8] Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

[9] Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located.

[10] Continuous Disclosure Document – Is to be filed on SEDAR by the earlier of 90 days of financial year-end and the date on which an issuer files its annual financial statements.

[11] Continuous Disclosure Document – Is to be filed on SEDAR promptly following a meeting of securityholders at which a matter was submitted to a vote.

[12] Continuous Disclosure Document – Is to be filed on SEDAR within 75 days after the date of acquisition.

[13] Episodic Disclosure Document – Is to be filed on SEDAR within 2 days upon acquiring 10% or more of the outstanding securities of a reporting issuer.

[14] Continuous Disclosure Document – Is to be filed on SEDAR as soon as practicable but in any event not later than the deadline for the first filing required under National Instrument 51-102.

Document	Date Filed	Filing Requirements 1, 2	When Due 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 13, 14
Material document – Administration Agreement between Computershare Trust Company of Canada and Fairborne Energy Ltd. dated as of May 25, 2005	June 3, 2005	1	14
Material document – Arrangement Agreement made as of the 25th day of April, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and Computershare Trust Company of Canada	June 3, 2005	1	14
Material Change Report dated June 1, 2005	June 8, 2005	1	8
Press Release dated June 16, 2005 – Monthly Distribution of CDN $0.11 per Unit	June 16, 2005	1, 2	3
Press Release dated July 7, 2005 – Announcing Increase to Exchangeable Ratio Effective July 15, 2005	July 7, 2005	1, 2	3
Press Release dated July 19, 2005 – Monthly Distribution of CDN $0.11 per Unit	July 19, 2005	1, 2	3
Interim Report, including interim financial statements and Management's Discussion and Analysis	August 9, 2005	1	7
Press Release dated August 10, 2005 – Announcing Increase to Exchangeable Ratio Effective August 15, 2005	August 10, 2005	1, 2	3
Management's Discussion and Analysis of Financial Condition and Results of Operation	August 10, 2005	1	7
Interim Financial Statements	August 10, 2005	1	7
Form 52-109F2 – Certificate of Interim Filings – CFO	August 10, 2005	1	7
Form 52-109F2 – Certificate of Interim Filings – CEO	August 10, 2005	1	7
Press Release dated August 16, 2005 – Confirming Monthly Distribution of Cdn. $0.11 per Unit	August 16, 2005	1, 2	3
Press Release dated September 2, 2005 – Announcing Increase to Exchangeable Ratio Effective September 15, 2005	September 2, 2005	1, 2	3
Press Release dated September 16, 2005	September 16, 2005	1, 2	3
Press Release dated September 21, 2005	September 21, 2005	1, 2	3
Press Release dated October 7, 2005	October 7, 2005	1, 2	3

Document	Date Filed	Filing Requirements [1, 2]	When Due [3, 4, 5, 6, 7, 8, 9, 10, 11, 12 13, 14]
Press Release dated October 18, 2005	October 18, 2005	1, 2	3
Press Release dated November 8, 2005	November 8, 2005	1, 2	3
Interim MD&A for the period ended September 30, 2005	November 8, 2005	1	7
Interim Financial Statements for the period ended September 30, 2005	November 8, 2005	1	7
Form 52-109FT2 Certification of Interim Filings – CFO	November 8, 2005	1	7
Form 52-109FT2 Certification of Interim Filings – CEO	November 8, 2005	1	7
Press Release dated November 15, 2005	November 15, 2005	1, 2	3



Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005

Fairborne Energy Trust

PROFILE

Mailing Address:	3400, 450 - 1st Street S.W. Calgary, Alberta T2P 5H1	**Head Office Address:**	3400, 450 - 1st Street S.W. Calgary, Alberta T2P 5H1
Contact Name:	Aaron Grandberg	**POP System Issuer:**	Yes
Telephone Number:	403 290-3217	**Reporting Jurisdictions:**	British Columbia, Alberta, Ontario, Quebec, New Brunswick
Fax Number:	403 290-7724	**Stock Exchange:**	TSX
Date of Formation:	Apr 20 2005	**Stock Symbol:**	FELUN
Governing Jurisdiction:	Alberta	**Auditor:**	KPMG LLP
Industry Classification:	oil and gas - oil and gas producers	**General Partner:**	
CUSIP Number:	303628	**Transfer Agent:**	Computershare Trust Company of Canada
Financial Year-End:	Dec 31	**Size of Issuer (Assets):**	$100,000,001 to $500,000,000

VIEW THIS PUBLIC COMPANY'S DOCUMENTS

Use of this site is subject to, and your continued use constitutes your express agreement to be bound by, the
Legal Terms and Conditions of Use
Any unauthorized commercial use of this site is strictly prohibited.

Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005



NEW FILINGS SEARCH DATABASE COMPANY PROFILES WEB LINKS ABOUT SEDAR SITE HELP SE[RELEA

Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005

Company Name	Date of Filing	Document Type	File Format	File Size
Fairborne Energy Trust				
	Nov 15 2005	News release - English	PDF	28 K
	Nov 8 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	22 K
	Nov 8 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	22 K
	Nov 8 2005	Interim financial statements - English	PDF	61 K
	Nov 8 2005	MD&A - English	PDF	71 K
	Nov 8 2005	News release - English	PDF	196 K
	Nov 8 2005	News release - English	PDF	30 K
	Oct 18 2005	News release - English	PDF	28 K
	Oct 7 2005	News release - English	PDF	26 K
	Sep 21 2005	News release - English	PDF	27 K
	Sep 16 2005	News release - English	PDF	28 K
	Sep 2 2005	News release - English	PDF	30 K
	Aug 16 2005	News release - English	PDF	28 K
	Aug 10 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	20 K
	Aug 10 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	21 K
	Aug 10 2005	Interim financial statements - English	PDF	60 K
	Aug 10 2005	MD&A - English	PDF	71 K
	Aug 10 2005	News release - English	PDF	14 K
	Aug 9 2005	News release - English	PDF	209 K
	Jul 19 2005	News release - English	PDF	28 K
	Jul 7 2005	News release - English	PDF	8 K
	Jun 16 2005	News release - English	PDF	7 K
	Jun 10 2005	Other	PDF	11 K

Jun 8 2005	Material change report - English	PDF	14 K
Jun 3 2005	Material document - English	PDF	103 K
Jun 3 2005	Material document - English	PDF	93 K
Jun 3 2005	Security holders documents - English	PDF	335 K
Jun 3 2005	Security holders documents - English	PDF	158 K
Jun 3 2005	Security holders documents - English	PDF	65 K
Jun 2 2005	News release - English	PDF	14 K

PRESS RELEASE

FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD. AND FAIRQUEST ENERGY LIMITED ANNOUNCE COMPLETION OF REORGANIZATION

June 1, 2005
Calgary, Alberta

Fairborne Energy Trust (the "Trust"), Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") jointly announced today the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly-owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert B. Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairborne-energy.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairborne-energy.com

Fairquest Energy Limited

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding the Trust, Fairborne and Fairquest set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's, Fairborne's and Fairquest's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust, Fairborne and Fairquest disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

\- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

\- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and Fairborne Energy Trust (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Fairborne Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered trust units ("Fairborne Trust Units") of Fairborne Energy Trust in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into Articles, Sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this agreement. The terms "this agreement", "hereof", "herein" and "hereunder"

and similar expressions refer to this agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF FAIRBORNE ENERGY TRUST, EXCHANGECO AND ACQUISITIONCO

2.1 Covenants of Fairborne Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Fairborne Energy Trust and ExchangeCo each agree that:

(a) Fairborne Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Fairborne Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Fairborne Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Fairborne Energy Trust will not exercise its vote as a shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2 Segregation of Funds

Subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust will cause AcquisitionCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable AcquisitionCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and AcquisitionCo will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as

applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Fairborne Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AcquisitionCo will give Fairborne Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AcquisitionCo of notice of; and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Fairborne Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Fairborne Trust Units to any holder of Exchangeable Shares, subject to the exercise by Fairborne Energy Trust or ExchangeCo of any of the Call Rights, Fairborne Energy Trust shall forthwith issue and deliver the requisite Fairborne Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct. All such Fairborne Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Fairborne Trust Units

Fairborne Energy Trust covenants that if any Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Fairborne Energy Trust or ExchangeCo to the initial holder thereof (other than AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian federal or provincial securities law), Fairborne Energy Trust

and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for the purposes of Canadian federal and provincial securities law). Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Fairborne Trust Units (or other securities into which Fairborne Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered pursuant to the Share Provisions or the terms of the Voting Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Fairborne Energy Trust will not:

(i) issue or distribute additional Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to the holders of all or substantially all of the then outstanding Fairborne Trust Units by way of stock distribution or other distribution, other than an issue of Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) to holders of Fairborne Trust Units who exercise an option to receive distributions in Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Fairborne Trust Units entitling them to subscribe for or to purchase Fairborne Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Fairborne Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Fairborne Trust Units:

(A) securities of Fairborne Energy Trust of any class other than Fairborne Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Fairborne Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Fairborne Energy Trust; or

(D) assets of Fairborne Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Fairborne Trust Units into a greater number of Fairborne Trust Units; or

(v) except as provided in Section 3.8 of the Trust Indenture, reduce, combine or consolidate or change the then outstanding Fairborne Trust Units into a lesser number of Fairborne Trust Units; or

(vi) reclassify or otherwise change the Fairborne Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Fairborne Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares at meeting of holders of Exchangeable Shares.

(b) Fairborne Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Fairborne Energy Trust (with simultaneous notice thereof to be given by Fairborne Energy Trust to AcquisitionCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Fairborne Trust Units (a "Bid") is proposed by Fairborne Energy Trust or is proposed to Fairborne Energy Trust or the holders of Fairborne Trust Units, and is recommended by the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, or is otherwise effected or to be effected with the consent or approval of the board of directors of Fairborne Energy Ltd. or the board of directors of AcquisitionCo, as applicable, Fairborne Energy Trust or AcquisitionCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Fairborne Trust Units, without discrimination, including, without limiting the generality of the foregoing, Fairborne Energy Trust or AcquisitionCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Fairborne Energy Trust or AcquisitionCo or both or where Fairborne Energy Trust or AcquisitionCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Fairborne Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo; provided that Fairborne Energy Trust will not be in violation of this provision if a party acquires all or substantially all of the assets of Fairborne Energy Trust.

2.9 Fairborne Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Fairborne Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Fairborne Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Fairborne Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Fairborne Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AcquisitionCo no longer has any Exchangeable Shares issued and outstanding, neither Fairborne Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Fairborne Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Fairborne Energy Trust, ExchangeCo or any of their respective affiliates, Fairborne Energy Trust and ExchangeCo will formulate a policy respecting whether Fairborne Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
FAIRBORNE ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fairborne Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Fairborne Energy Trust Successor, ExchangeCo and AcquisitionCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Fairborne Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Fairborne Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or

dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Fairborne Energy Trust, ExchangeCo or any of their respective subsidiaries or affiliates.

4.2 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the board of directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the board of directors of each of AcquisitionCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such boards of directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the

board of directors of ExchangeCo and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to Fairborne Energy Trust, AcquisitionCo or ExchangeCo to:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President and Chief Executive Officer
Facsimile No. (403) 290-7751

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Attornment

Each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to parties hereto, the due and punctual performance and observance of each and every covenant and condition of this agreement to be performed and observed by ExchangeCo.

4.14 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

FAIRBORNE ENERGY TRUST,
by its authorized attorney,
Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 1st day of June, 2005.

AMONG:

FAIRBORNE ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Fairborne Energy Trust")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo" or "Fairborne")

- and –

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2005 among Fairborne Energy Ltd., Fairquest Energy Limited, AcquisitionCo, ExchangeCo and the Trust (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AcquisitionCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AcquisitionCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and

outstanding and held by Beneficiaries on the record date of any meeting multiplied by (ii) the Equivalent Vote Amount;

"**Automatic Exchange Rights**" means the benefit of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Fairborne Energy Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of AcquisitionCo and/or ExchangeCo, as the case may be, from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Fairborne Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Fairborne Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares of AcquisitionCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Fairborne Consent**" has the meaning given to that term in Section 4.2;

"**Fairborne Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Fairborne Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Fairborne Meeting**" has the meaning given to that term in Section 4.2;

"**Fairborne Successor**" has the meaning given to that term in Section 10.1(a);

"**Fairborne Trust Units**" means the trust units of Fairborne Energy Trust as constituted on the date hereof;

"**Fairborne Unitholders**" means the registered holders of Fairborne Trust Units from time to time;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by

AcquisitionCo to contest in good faith any such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware thereof, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or AcquisitionCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AcquisitionCo, a certificate signed by any officer or director of AcquisitionCo.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AcquisitionCo;

"**Special Voting Unit**" means the one special voting unit of Fairborne Energy Trust, issued by Fairborne Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Fairborne Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Fairborne Energy Trust, AcquisitionCo and ExchangeCo;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Computershare Trust Company of Canada as trustee hereunder and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a

letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of the Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Unit and its attached Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Fairborne Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Fairborne Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Fairborne Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Fairborne Unitholders at a Fairborne Meeting or in connection with a Fairborne Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Fairborne Consent is sought or a Fairborne Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Fairborne Unitholders at which Beneficiaries of Fairborne Energy Trust Units are entitled to vote (a "Fairborne Meeting") and with respect to all written consents sought by Fairborne Energy Trust from Fairborne Unitholders (a "Fairborne Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes comprised in the Special Voting Unit that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by Fairborne Energy Trust or by applicable law for such Fairborne Meeting or Fairborne Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Fairborne Meeting or to be consented to in connection with such Fairborne Consent.

4.3 Mailings to Unitholders

With respect to each Fairborne Meeting and Fairborne Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Fairborne Energy Trust to Fairborne Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Fairborne Trust Units) to be provided to Fairborne Unitholders;

(b) a statement of the current Exchange Ratio;

(c) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Fairborne Meeting or Fairborne Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Fairborne Meeting and to exercise personally the Beneficiary Votes thereat;

(d) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of Fairborne Energy Trust to exercise such Beneficiary Votes;

(e) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(f) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(g) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Fairborne Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Fairborne Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Fairborne Meeting or Fairborne Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Fairborne Energy Trust or by applicable law for purposes of determining Fairborne Unitholders entitled to vote at such Fairborne Meeting or to give written consent in connection with such Fairborne Consent. Fairborne Energy Trust will notify the Trustee in writing of any decision of the Board of Directors of AcquisitionCo with respect to the calling of any such Fairborne Meeting or the seeking of such Fairborne Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Fairborne Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Fairborne Meetings, but excluding proxies to vote Fairborne Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Fairborne Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Fairborne Energy Trust) received by the Trustee from Fairborne Energy Trust at the same time as such materials are first sent to Fairborne Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Fairborne Energy Trust or any Unitholder of Fairborne Energy Trust of any material sent or given generally to the Fairborne Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Fairborne Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Fairborne Energy Trust, copies of all such materials received by the Trustee from Fairborne Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

AcquisitionCo shall: (i) prior to each annual, general or special Fairborne Meeting or the seeking of any Fairborne Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Fairborne Meeting or a Fairborne Consent, at the close of business on the record date established by Fairborne Energy Trust or pursuant to applicable law for determining the Fairborne Unitholders entitled to receive notice of

and/or to vote at such Fairborne Meeting or to give consent in connection with such Fairborne Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this Agreement. Fairborne Energy Trust agrees to give AcquisitionCo written notice (with a copy to the Trustee) of the calling of any Fairborne Meeting or the seeking of any Fairborne Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AcquisitionCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Fairborne Meeting or any Fairborne Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Fairborne Meeting and Fairborne Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Fairborne Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

(ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Fairborne Energy Trust utilizes in communications to Fairborne Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AcquisitionCo. AcquisitionCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AcquisitionCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Fairborne Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Fairborne Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Fairborne Energy Trust or ExchangeCo pursuant to the exercise by Fairborne Energy Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Fairborne Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of (any such occurrence being an "Exchange Rights Trigger Event"):

(i) an Insolvency Event; or

(ii) circumstances in which Fairborne Energy Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

to require Fairborne Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Fairborne Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Fairborne Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AcquisitionCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Fairborne Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Fairborne Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Fairborne Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Fairborne Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Fairborne Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Fairborne Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AcquisitionCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AcquisitionCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AcquisitionCo and such additional documents and instruments as the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to

exercise the Exchange Rights so as to require Fairborne Energy Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Fairborne Energy Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement.

If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Fairborne Energy Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AcquisitionCo.

5.6 Delivery of Fairborne Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Fairborne Energy Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Fairborne Energy Trust or ExchangeCo, as applicable, the Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of its receipt of the same, which notice to Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Fairborne Energy Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Fairborne Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive its proportionate part of the total purchase price therefor, unless the requisite number of Fairborne Trust Units is not delivered by Fairborne Energy Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Fairborne Trust Units are so delivered, by Fairborne Energy Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Fairborne Trust Units, the Trustee shall deliver such Fairborne Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AcquisitionCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AcquisitionCo pursuant to Section 4.6 of the Share Provisions that AcquisitionCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Fairborne Energy Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AcquisitionCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee

has received written notice of same from Fairborne Energy Trust, ExchangeCo or AcquisitionCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AcquisitionCo is unable to redeem. In any such event, AcquisitionCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AcquisitionCo or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AcquisitionCo is not permitted to redeem and will require Fairborne Energy Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Fairborne Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Fairborne Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (i) shall pay (and none of Fairborne Energy Trust, ExchangeCo, AcquisitionCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (ii) shall have evidenced to the satisfaction of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of: (i) an Insolvency Event; (ii) any event that with the giving of notice or the passage of time or both would be an Insolvency Event; or (iii) the election by Fairborne Energy Trust or ExchangeCo not to exercise a Call Right which is then exercisable by Fairborne Energy Trust or ExchangeCo, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Fairborne Energy Trust, ExchangeCo or AcquisitionCo of the occurrence of an Exchange Right Trigger Event, or upon the Trustee becoming aware of an Exchange Right Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Fairborne Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Fairborne Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo covenant that if any Fairborne Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Fairborne Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Fairborne Energy Trust for purposes of Canadian provincial securities law), Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Fairborne Trust Units to be and remain duly registered, qualified or approved. Fairborne Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Fairborne Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Fairborne Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Fairborne Trust Units

Fairborne Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Fairborne Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Fairborne Energy Trust

(a) Fairborne Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Fairborne Energy Trust or AcquisitionCo of notice of; and (B) Fairborne Energy Trust or AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Fairborne Energy Trust or to effect any other distribution of assets of Fairborne Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Fairborne Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Fairborne Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Fairborne Energy Trust of notice of any event (a "Fairborne Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Fairborne Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Fairborne Trust Units in the distribution of assets of Fairborne Energy Trust in connection with a Fairborne Liquidation Event, on the fifth Business Day prior to the effective date (the "Fairborne Liquidation Event Effective Date") of a Fairborne Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Fairborne Trust Units (the benefit in favour of Beneficiaries of the obligation of Fairborne Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Fairborne Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Fairborne Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Fairborne Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Fairborne Trust Unit on the sixth Business Day prior to the Fairborne Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date. Fairborne Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Fairborne Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Fairborne Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Fairborne Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Fairborne Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Fairborne Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Fairborne Energy Trust or ExchangeCo, as determined by Fairborne Energy Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AcquisitionCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Fairborne Trust Units issuable upon the automatic exchange of Exchangeable Shares for Fairborne Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Fairborne Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Fairborne Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Fairborne Energy Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Fairborne Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Fairborne Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Fairborne Energy Trust and ExchangeCo may reasonably require, Fairborne Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Fairborne Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Fairborne Energy Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Fairborne Trust Units such amounts as Fairborne Energy Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares or Fairborne Trust Units, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Fairborne Energy Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Fairborne Energy Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Fairborne Energy Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-Resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Fairborne Energy Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is located in the United States or a resident of any foreign country or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax* (Canada)), shall be satisfied by delivering the Fairborne Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Fairborne Trust Units on the stock exchange on which the Fairborne Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Fairborne Energy Trust and ExchangeCo will not deliver fractions of Fairborne Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Fairborne Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Fairborne Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Fairborne Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Fairborne Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Fairborne Energy Trust, ExchangeCo and AcquisitionCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof;

nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Fairborne Energy Trust, AcquisitionCo and ExchangeCo acknowledge that the Trustee also serves as registrar, transfer agent and distribution disbursing agent for Fairborne Energy Trust, as trustee of the Fairborne Energy Trust pursuant to the Trust Indenture dated as of April 20, 2005 among the Trustee and Fairborne and as trustee pursuant to a note indenture among the Trustee and Fairborne Acquisition Corp. (the "Related Appointments"). The Trustee represents to Fairborne Energy Trust, ExchangeCo and AcquisitionCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointment, either:

(a) eliminate such material conflict of interest;

(b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or

(c) resign in the manner and with the effect specified in Article 9.

If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Fairborne Energy Trust, ExchangeCo and AcquisitionCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Fairborne Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Fairborne Trust Units, and any subsequent transfer agent of such Fairborne Trust Units, the Fairborne Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Fairborne Energy Trust and AcquisitionCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Fairborne Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Fairborne Energy Trust, ExchangeCo and AcquisitionCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings

and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2006, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Fairborne Energy Trust, ExchangeCo and AcquisitionCo a brief report, dated as of the preceding December 31st , with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Fairborne Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Fairborne Energy Trust, ExchangeCo and AcquisitionCo). If requested by the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AcquisitionCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AcquisitionCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AcquisitionCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AcquisitionCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AcquisitionCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Fairborne Energy Trust, ExchangeCo and/or AcquisitionCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in

conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, reasonable fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Fairborne Energy Trust, ExchangeCo and AcquisitionCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Fairborne Energy Trust, ExchangeCo or AcquisitionCo pursuant hereto.

The Trustee shall notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not relieve Fairborne Energy Trust, ExchangeCo and AcquisitionCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Fairborne Energy Trust, ExchangeCo and AcquisitionCo have under this indemnity. Subject to (ii) below, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be entitled to participate at their own expense in the defense and, if Fairborne Energy Trust, ExchangeCo and AcquisitionCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Fairborne Energy Trust, ExchangeCo or AcquisitionCo; or (ii) the named parties to any such suit include both the Trustee and Fairborne Energy Trust, ExchangeCo or AcquisitionCo and the Trustee shall have been advised by counsel acceptable to Fairborne Energy Trust, ExchangeCo or AcquisitionCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Fairborne Energy Trust, ExchangeCo or AcquisitionCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Fairborne Energy Trust, ExchangeCo and AcquisitionCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Fairborne Energy Trust, ExchangeCo and AcquisitionCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Fairborne Energy Trust, ExchangeCo and AcquisitionCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Fairborne Energy Trust, ExchangeCo and AcquisitionCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Fairborne Energy Trust, ExchangeCo and AcquisitionCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Fairborne Energy Trust, ExchangeCo and AcquisitionCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Fairborne Energy Trust, ExchangeCo, AcquisitionCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Fairborne Energy Trust, ExchangeCo or AcquisitionCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Fairborne Energy Trust, ExchangeCo and AcquisitionCo.

ARTICLE 10
FAIRBORNE ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Fairborne Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Fairborne Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Fairborne Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Fairborne Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Fairborne Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Fairborne Successor, ExchangeCo and AcquisitionCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Fairborne Successor shall possess and from time to time may exercise each and every right and power of Fairborne Energy Trust under this Agreement in the name of Fairborne Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of AcquisitionCo or any officers of AcquisitionCo on behalf of Fairborne Energy Trust may be done and performed with like force and effect by the directors or officers of such Fairborne Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Fairborne Energy Trust with or into Fairborne Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Fairborne Energy Trust provided that all of the assets of such subsidiary are transferred to Fairborne Energy Trust or another wholly-owned direct or indirect subsidiary of Fairborne Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Administrative Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AcquisitionCo shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AcquisitionCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Fairborne Energy Trust, ExchangeCo, AcquisitionCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of AcquisitionCo shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AcquisitionCo, at the request of Fairborne Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant

hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Fairborne Energy Trust and AcquisitionCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Fairborne Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Fairborne Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AcquisitionCo (when authorized by a resolution of its Board of Directors), Fairborne Energy Trust (when authorized by a resolution of the Board of Directors of AcquisitionCo) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Fairborne Successors and the covenants of and obligations assumed by each such Fairborne Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Fairborne Energy Trust, ExchangeCo, AcquisitionCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Fairborne Energy Trust, ExchangeCo and AcquisitionCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Fairborne Energy Trust, AcquisitionCo or ExchangeCo, at:

c/o Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: President and Chief Executive Officer
Telecopier No.: (403) 290-7751

(b) if to the Trustee, at:

Computershare Trust Company of Canada
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AcquisitionCo from time to time in force in respect of notices to shareholders and shall

be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this Agreement to the contrary, ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AcquisitionCo or Fairborne Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the parties hereto and executed and delivered to the parties hereto, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.7 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.8 Attornment

Each of the Trustee, Fairborne Energy Trust, ExchangeCo and AcquisitionCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that Fairborne Energy Ltd. is entering into this agreement solely in its capacity as authorized attorney on behalf of Fairborne Energy Trust and the obligations of Fairborne Energy Trust hereunder shall not be personally binding upon Fairborne Energy Ltd. or any holder of Fairborne Trust Units and that any recourse against Fairborne Energy Trust, Fairborne Energy Ltd. or any holder of Fairborne Trust Units in any manner in respect of any indebtedness, obligation or liability of Fairborne Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FAIRBORNE ENERGY TRUST,
by its authorized attorney, Fairborne Energy Ltd.

By: (signed) *"Richard A. Walls"*
Name: Richard A. Walls
Title: Chairman

FAIRBORNE ACQUISITION CORP.

By: (signed) *"Steven R. VanSickle"*
Name: Steven R. VanSickle
Title: President and Chief Executive Officer

FAIRBORNE EXCHANGECO LTD.

By: (signed) *"Robert A. Maitland"*
Name: Robert A. Maitland
Title: Vice President, Finance and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) *"Jacqueline M. Spink"*
Name: Jacqueline M. Spink
Title: Professional, Corporate Trust

By: (signed) *"Craig Fisher"*
Name: Craig Fisher
Title: Relationship Manager


RECEIVED
2005 DEC -6 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAIRBORNE ENERGY TRUST

TRUST INDENTURE

Amended and Restated as of May 25, 2005

Burnet, Duckworth & Palmer LLP

TABLE OF CONTENTS

FAIRBORNE ENERGY TRUST

TRUST INDENTURE made the 20th day of April, 2005, as amended and restated as of the 25th day of May, 2005.

BETWEEN:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in the City of Calgary, in the Province of Alberta, in its capacity as trustee of Fairborne Energy Trust (hereinafter called the "**Trustee**")

OF THE FIRST PART

and

FAIRBORNE ENERGY LTD., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "**Fairborne**" or the "**Corporation**")

OF THE SECOND PART

WHEREAS the Settlor has paid to the Trustee an amount of two hundred dollars in lawful money of Canada for the purpose of settling the Trust;

AND WHEREAS it is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

AND WHEREAS it is intended that the Trust will initially issue Trust Units under the Plan of Arrangement and thereafter will offer the Trust Units for sale to members of the public from time to time;

AND WHEREAS it is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

AND WHEREAS the parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and Fairborne as follows:

ARTICLE 1 INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals, and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) as amended from time to time, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA by the Trust for the purposes of giving effect to the Plan of Arrangement and the Trust Reorganization and any successors thereto;

(c) "**Administration Agreement**" means the agreement dated effective on or before the Effective Date between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(d) "**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(e) "**Appraised Redemption Price**" has the meaning set forth in Section 18.6;

(f) "**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Plan of Arrangement;

(g) "**ARTC**" means Alberta Royalty Tax Credit within the meaning of the *Alberta Corporate Tax Act*;

(h) "**Associate**" has the meaning set forth in the *Securities Act* (Alberta) as amended from time to time;

(i) "**Auditors**" means KPMG LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(j) "**Business Day**" means a day other than a Saturday, Sunday or holiday in the City of Calgary in the Province of Alberta;

(k) "**Closing**" means the completion of the Trust Reorganization and "**Date of Closing**" means the date on which the Closing occurs;

(l) "**Corporation**" or "**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA, and the corporation continuing after the amalgamation of AcquisitionCo and Fairborne pursuant to the Plan of Arrangement;

(m) "**Counsel**" means a law firm (which may be counsel to the Corporation) reasonably acceptable to the Trustee;

(n) "**Credit Agreement**" means any agreement between a Lender and the Corporation (or any other Affiliates of the Trust), or any similar agreement which supplements or replaces a Credit Agreement between the Corporation (or any other Affiliates of the Trust) and a Lender;

(o) "**Debt Service Charges**" means all interest and principal repayments and other fees, costs, expenses and disbursements relating to the borrowing of funds by the Trust, the Corporation or any other Affiliates of the Trust;

(p) "**Distributable Cash of the Trust**" has the meaning set forth in Section 5.1 hereof;

(q) "**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(r) "**Effective Date**" means the date that the Plan of Arrangement is effected;

(s) "**Exchangeable Share Agreements**" means the support agreement and voting and exchange trust agreement to be entered into by the Trustee, the Trust, AmalgamationCo and ExchangeCo with respect to the issuance of Exchangeable Shares in connection with the Trust Reorganization;

(t) "**Exchangeable Shares**" means the exchangeable shares in the capital of AmalgamationCo;

(u) "**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and its successors and assigns;

(v) "**Indemnified Parties**" has the meaning set forth in Section 7.9;

(w) "**Information Circular**" means the information circular-proxy statement of the Corporation dated on or about April 27, 2005, among other things, with respect to the Trust Reorganization;

(x) "**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriter's Fees;

(y) "**Lender**" means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap or other derivatives facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust;

(z) "**Market Redemption Price**" has the meaning set forth in Section 18.3;

(aa) "**Material Contracts**" means this Trust Indenture, the Administration Agreement, the Exchangeable Share Agreements, any Credit Agreement, the Notes, each as amended or replaced from time to time, and any Underwriting Agreement, any Royalty Agreement and any loan agreement, credit agreement, royalty agreement, indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(bb) "**Net Income**" has the meaning set forth in Section 5.3(a) hereof;

(cc) "**Net Realized Capital Gains**" has the meaning set forth in Section 5.3(b) hereof;

(dd) "**Non-Resident**" means (i) a person who is not resident in Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(ee) "**Notes**" means the promissory notes to be issued pursuant to the Note Indenture as part of the Trust Reorganization or thereafter;

(ff) "**Note Indenture**" means the note indenture to be entered into among AcquisitionCo and Computershare Trust Company of Canada governing the issuance of the Notes;

(gg) "**Offering**" means any issuance or offering of Trust Units or debentures, notes or other evidences of indebtedness or other securities or any rights, warrants, special warrants, subscription receipts or other securities to purchase, convert into or exchange into Trust Units or debentures, notes, other evidences of indebtedness or other securities of the Trust, on a public or private basis in Canada or elsewhere;

(hh) "**Offering Documents**" means any one or more of a prospectus, information memorandum, private placement memorandum or similar public or private offering document, or any understanding, commitment or agreement in respect of an Offering, and including the Information Circular of the Corporation to be prepared in connection with the Plan of Arrangement and the Trust Reorganization;

(ii) "**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders (and including the holders of Special Voting Units, if any) present in person or represented by proxy at the meeting;

(jj) "**Other Notes**" has the meaning set forth in Section 18.5(a);

(kk) "**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(ll) "**Payment Date**" has the meaning set forth in Section 5.8;

(mm) "**Permitted Investments**" means:

(i) loan advances to the Corporation or to any other Affiliate of the Trust;

(ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks or other financial institutions (including the Trustee and any Affiliate of the Trustee);

(iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of which have been rated at least A by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; and

(v) commercial paper rated at least A by Standard & Poor's Corporation, or the equivalent by Moody's Investors Services, Inc. or Dominion Bond Rating Service Limited;

provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(nn) "**person**" means an individual, partnership, body corporate, association or trust;

(oo) "**Plan of Arrangement**" means the plan of arrangement setting forth the terms and conditions on which Fairborne proposes to complete an arrangement under section 193 of the ABCA in order to effect the Trust Reorganization;

(pp) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time;

(qq) "**Properties**" means the working, Royalty or other interests of the Corporation or any other Affiliate of the Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the properties in which the Corporation and other Affiliates of the Trust has an interest as at the date hereof, and properties which may be acquired by the Corporation or any other Affiliate of the Trust at a future date;

(rr) "**Redemption Gains**" has the meaning set forth in Section 5.3(c);

(ss) "**Redemption Income**" has the meaning set forth in Section 5.3(c);

(tt) "**Redemption Notes**" has the meaning set forth in Section 18.5(b);

(uu) "**Royalty**" means a right of the Trust to receive a petroleum and natural gas royalty, which is payable before or after such costs, expenses and other amounts as set forth in the Royalty Agreement related thereto and whether called a royalty, net profits interest or otherwise;

(vv) "**Royalty Agreement**" means any agreement granting a Royalty to the Trust;

(ww) "**Settled Amount**" means the amount of two hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(xx) **"Settlor"** means the Corporation;

(yy) **"Shares"** means the issued and outstanding common shares of the Corporation as of the Date of Closing and also means shares of any class issued by the Corporation thereafter;

(zz) **"Special Resolution"** has the meaning attributed thereto in Section 10.6;

(aaa) **"Special Voting Unit"** has the meaning ascribed thereto in Section 3.10;

(bbb) **"Subsequent Investments"** means any of the investments which the Trust may make pursuant to Subsection 4.1(b) through to and including Subsection 4.1(e); provided that any investment of the type referred to in Section 4.3 shall not be a Subsequent Investment;

(ccc) **"Tax Act"** has the meaning ascribed thereto in Section 1.3;

(ddd) **"Transfer Agent"** means Computershare Trust Company of Canada, its successors or assigns, in its capacity as transfer agent and registrar for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent and registrar for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(eee) **"Trust"** means Fairborne Energy Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(fff) **"Trust Certificate"** or **"Trust Unit Certificate"** means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(ggg) **"Trust Expenses"** means all expenses incurred by the Trustee, the Corporation or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.6, 7.8 and 7.9 and all amounts payable to the Corporation pursuant to the Administration Agreement;

(hhh) **"Trust Fund"**, at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) shares in the capital of AcquisitionCo and ExchangeCo;

(iii) the Shares and Notes acquired pursuant to the Plan of Arrangement;

(iv) funds realized from an Offering;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) all rights in respect of and income generated under a Royalty Agreement or any Royalty;

(vii) any Subsequent Investment;

(viii) any proceeds of disposition of any of the foregoing property including, without limitation, any Royalty; and

(ix) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(iii) "**Trust Reorganization**" means the series of transactions resulting in the Trust owning all of the issued and outstanding securities of AmalgamationCo (other than the exchangeable shares of AmalgamationCo), the particulars of which are set forth in the Information Circular prepared with respect to the Plan of Arrangement;

(jjj) "**Trust Unit**" means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof; provided that the term "**Trust Unit**" shall not include the Special Voting Units except as specifically provided herein;

(kkk) "**Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee of the Trust, or its successor or successors for the time being as trustee hereunder;

(lll) "**Underwriting Agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(mmm) "**Underwriter's Fees**" means any underwriting, agency or similar fees payable pursuant to any Underwriting Agreement;

(nnn) "**Unitholders**" means the holders from time to time of one or more Trust Units; provided that the term "**Unitholder**" shall not include the holders of the Special Voting Units except as specifically provided herein; and

(ooo) "**year**" means initially, the period commencing on the date hereof and ending on December 31, 2005, and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust and where reference is made in this Indenture to actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor has paid the Settled Amount to the Trustee and the Trustee has accepted the Settled Amount for the purpose of creating and settling the Trust and the Settlor has been issued one (1) Trust Unit in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Fairborne Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Fairborne Energy Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder in their capacity as such to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

2.7 Contracts of the Trust

In respect of any obligations or liabilities being incurred by the Trust, the Trustee or the Corporation on behalf of the Trust, the Trustee, the Corporation and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust, [Trustee] [the Corporation] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of April 20, 2005, as amended from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder. If, notwithstanding this provision, the Trustee, the Corporation or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, the Corporation or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Fund to the full extent of such liability.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein; and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.9.

3.4 Re-Purchase of Initial Trust Units by Trust

Immediately after the Closing, the Trust will repurchase the initial Trust Unit from the Settlor, and the Settlor shall sell the initial Trust Unit to the Trust for an aggregate purchase price of $1 and, upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Indenture.

3.5 Offerings of Trust Units and Indebtedness

(a) Trust Units, including rights, warrants, special warrants, subscription receipts or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered pursuant to Offering Documents or otherwise, as the case may be, on terms and conditions and at such time or times as the board of directors the Corporation may determine.

(b) The board of directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust (including rights, warrants, subscription warrants, subscription receipts or other securities to purchase, or convert into or exchange into, debentures, notes or other evidences of indebtedness) which debentures, notes or other evidences of indebtedness or such other rights, warrants, special warrants, subscription receipts or other securities, may be created and issued from time to time pursuant to Offering Documents or otherwise, as the case may be, on such terms and conditions, to such persons and for such consideration and at such time or times as the board of directors of the Corporation may determine.

3.6 Trust Units Fully Paid and Non-Assessable

A Trust Unit shall be issued only when fully paid in money, property (including indebtedness, a promissory note or other promise to pay), or past services and the Unitholder shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Unit; provided however that the Trust Units to be issued under an Offering may be issued for consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under such an Offering as security for the payment of unpaid instalments.

3.7 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as set forth in Article 18, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.8 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5 or Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.9 Non-Resident Holders

(a) Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of subsection 132(6) of the Tax Act at all times.

(b) Without limiting the generality of Subsection 3.9(a) and if determined necessary or desirable by the Corporation in order to comply with the provisions thereof, the Trust, by or through the Corporation on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Corporation becomes aware that the activities of the Trust and/or ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through the Corporation on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of the Corporation to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a Non-Resident and/or require the sale of Trust Units by Non-Resident Unitholders on a basis determined by the Corporation and/or suspend distribution and/or other rights in respect of Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

(c) In addition to the foregoing provisions, the Transfer Agent, by or through the Corporation, may, if determined appropriate by the Corporation, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that Non-Residents may hold, limit the transfer of the

legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by the Corporation, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Corporation. The operating procedures relating to such reservation system shall be determined by the Corporation and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

(d) Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.9 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.9 unless and until it has been given written notice of such violation by the Corporation and shall act only as required by this Indenture once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. In determining residency of a Unitholder (or the beneficial owner thereof), the board of directors of the Corporation and the Trustee shall be entitled to rely on information provided by Unitholders that have been requested and received by the Corporation on behalf of the Trust, or such other information (including, without limitation, information provided by the Transfer Agent, the Canadian Depository for Securities Limited, the Depository Trust Company and ADP Investor Communications Corporation, or their respective successors, the security register of the Trust and such other information as the board of directors of the Corporation considers appropriate). Each of the Trustee and the Corporation shall not be liable for any violation of any Non-Resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

3.10 Special Voting Units

In addition to the Trust Units, there may be issued Special Voting Units entitling the holders thereof to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust on termination of the Trust.

3.11 Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided in each case that the Trustee has determined that such purchases are in the best interests of the Trust.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) to participate in the Plan of Arrangement and the Trust Reorganization;

(b) acquiring or investing in securities of AcquisitionCo, ExchangeCo or any other Affiliate or subsidiary of the Trust and acquiring the Shares and the Notes pursuant to the Trust Reorganization, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of

petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets and whether effected by the Corporation, AcquisitionCo or any other subsidiary or Affiliate of the Trust or the Corporation through an acquisition of or investment in assets or an acquisition of or investment in shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(c) acquiring or investing in the securities (including, without limitation, any shares, partnership interests, trust units, bonds, debentures or other evidence of indebtedness or any option, warrant or other right to acquire any of the foregoing or any other security) of any of the foregoing entities or any other entity, including without limitation bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit, and entering into hedging or swap agreements or other derivative transactions, including the granting of guarantees, with respect to the obligations, indebtedness and liabilities of the Corporation or other Affiliates of the Trust or any other person;

(d) making loans or other advances to the Corporation or any Affiliate or subsidiary of the Trust or the Corporation or any other entity;

(e) acquiring or investing in Royalties, and making any deferred royalty purchase payments which may be required with respect to such Royalties; provided however that in no event shall the Trust acquire or invest in any Royalties which constitute an interest in land or a covenant running with the properties with respect to which such Royalties relate;

(f) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation or any other Affiliate of the Trust and any Royalties;

(g) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(h) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs 4.1(a) through 4.1(h), inclusive.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1 shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 7.2(f) or Section 7.2(u) or to pay expenses and liabilities.

4.3 Other Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision and may, prior to any investment, request the Corporation obtain an opinion of counsel confirming that such investment will not cause the Trust Units to become "foreign property" and that the Trust will continue to maintain its status as a "unit trust" and a "mutual trust" for the purposes of the Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Cash of the Trust

In this Article 5, the "**Distributable Cash of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Distributable Cash of the Trust on an accrual basis (to the extent that it is or will reasonably be expected to be received by the Payment Date) and shall accrue from day to day;

(b) amounts received or reasonably anticipated to be received before the Payment Date pursuant to any Royalty, any interest or other income from Permitted Investments, and ARTC received by the Trust shall be included in Distributable Cash of the Trust;

(c) dividends on the Shares or any other dividends, distributions or interest or principal repayments on securities shall be included in Distributable Cash of the Trust when received, or when reasonably anticipated to be received before the Payment Date;

(d) all other income received or reasonably anticipated to be received before the Payment Date by the Trust since the immediately preceding Distribution Record Date from investments of the Trust Fund shall be included in Distributable Cash of the Trust; and

(e) all expenses and liabilities of the Trust which have been incurred or may reasonably be anticipated to be incurred and any other amounts required by law or hereunder to be deducted, withheld or paid with respect to the Trust (including taxes) shall be deducted in computing Distributable Cash of the Trust, including the following:

    (i) Debt Service Charges;

    (ii) non-deductible Crown royalties that have been reimbursed by the Trust pursuant to any Royalty Agreement;

    (iii) the aggregate of all cash amounts paid in respect of the redemption of Trust Units during such period of time; and

    (iv) any amount, in addition to those amounts set forth above, which the Corporation or the Trustee may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Trust, including any tax liability of the Trust.

Items of income or expense not provided for above or in Section 5.4 shall be included in such calculation on such basis as may be considered appropriate by the Trustee upon the recommendation of the Corporation.

5.2 Distributable Cash of the Trust to Become Payable

The Trustee may, upon the recommendation of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Distributable Cash of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.8, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Distributable Cash of the Trust that is determined

by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Net Income**") for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "taxable income" of the Trust; provided, however, that capital gains and capital losses shall be excluded from the computation of Net Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Corporation in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

(c) Notwithstanding subsections 5.3(a) and (b), Net Income and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Trust, in accordance with the Tax Act, on a distribution of Trust property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under Section 18.5.

5.4 Net Realized Capital Gains to Become Payable

In addition to the distributions which are made payable to Unitholders pursuant to Section 5.2, the Trustee may, in its sole discretion, in respect of a distribution period, declare a distribution to be payable, to holders of Trust Units of record as at the close of business on the Distribution Record Date for such distribution period, out of Net Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

5.5 Net Income, Net Realized Capital Gains, Redemption Income and Redemption Gains for Income Tax Purposes to Become Payable

So as to ensure the allocation and distribution, to holders of Trust Units, of all of the Net Income, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the Tax Act in any year, the amount, if any, by which the Net Income and Net Realized Capital Gains exceed the aggregate of:

(a) such part of the taxable capital gains of the Trust for the calendar year required to be retained by the Trust to maximize its capital gains refund for such year, unless any administrator has given written notice to the Trustee that this clause is not to apply to the Trust for that year by the end of the year; and

(b) any amount that became payable or was deemed to become payable by the Trustee during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units);

shall, without any further actions on the part of the Trustee, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

In addition to the distributions which are made payable to Unitholders otherwise hereunder, the Trust shall allocate any Redemption Income and Redemption Gains realized by the Trust in connection with the redemption of Trust Units of a particular Unitholder pursuant to Article 18, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid

to the redeeming Unitholder. In addition, one-half (or any other proportion that may be provided for from time to time under section 38 of the Tax Act) of such Redemption Gains shall be designated as taxable capital gains of that Unitholder under subsection 104(21) of the Tax Act, and any portion of the Redemption Income and Redemption Gains in respect of that Unitholder as may be income from a source in a country other than Canada, within the meaning of subsection 104(22) of the Tax Act, shall be designated as that Unitholder's income from that source in accordance with that subsection.

Distributions or amounts payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income, Net Realized Capital Gains, Redemption Income and Redemption Gains, trust capital or other items in such amounts as the Trustee shall, in its discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains and Redemption Gains shall include the non-taxable portion of the capital gains of the Trust which are comprised in such distribution.

Any amounts payable pursuant to this Section 5.5 may, at the option of the Trustee, be paid through a distribution of additional Trust Units having a value equal to the amount payable. For the purposes of this Section 5.5, the value of the additional Trust Units issued shall be determined using the closing trading price (or, if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on December 31 (or, if December 31 is not a Business Day, on the last preceding Business Day) of the year of distribution on the principal stock exchange where the Trust Units are listed or, if no so listed, such other value as the Trustee shall determine.

5.6 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee, upon the recommendation of the Corporation, to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.7 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.9, if applicable) at the time the amount became payable. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on the Payment Date specified in Section 5.8.

5.8 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.4 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date and in the same calendar year.

5.9 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 18.4 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.9, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.10 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be permitted to withhold amounts from other distributions to such Unitholder to satisfy the Trustee's withholding tax obligations.

5.11 Character of Distributions and Designations

In accordance with and to the extent permitted by Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elections under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Trust, Net Realized Capital Gains, Redemption Income, Redemption Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Computershare Trust Company of Canada is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, reappoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an

opportunity to cure such failure to perform during such notice period, and after taking account of any delegation of responsibilities and duties contemplated by this Indenture and the Administration Agreement). No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, or which has given notice of resignation under Section 6.2, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, the Corporation may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has given notice of resignation under Section 6.2, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at the relevant meeting.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by the Trust for all reasonable costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

6.7 Consequences of Resignation or Removal

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder;

(b) execute and deliver such documents as the Corporation shall reasonably require for the conveyance of any of the Trust Fund held in the Trustee's name; and

(c) account to the Corporation, as the Corporation may require, for all property which the Trustee holds as Trustee.

Upon the Trustee ceasing to hold office as provided in this Article 6, the Trustee shall cease to be a party to this Indenture; provided however, that the Trustee shall continue to be entitled to payments of any

amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation provisions contained in this Indenture.

6.8 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

6.9 Successor and Additional Trustee

The rights of the Trustee to control and exclusively administer the Trust and to have the title to the Trust Fund and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due appointment and qualification without any further act and it shall thereupon have all the rights, privileges, powers, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 6.7 or otherwise.

6.10 Validity of Acts

Any act of a Trustee is valid notwithstanding any irregularity in the appointment of the Trustee or a defect in the qualifications of the Trustee.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner that is a natural person except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation shall exercise from time to time any and all rights, powers, responsibilities and privileges of the Trustee in relation to all matters relating to:

(i) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or the Corporation or any subsidiary of the Corporation or the Trust (an "**Offer**") including: (A) the entering into of any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any "Directors' Circular" in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(ii) the Plan of Arrangement and the Trust Reorganization, including any and all matters relating to the incorporation and organization of AcquisitionCo and all agreements contemplated thereby;

and the Corporation accepts all such rights, powers, responsibilities and privileges and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may

execute any agreements on behalf of the Trust as have been authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders;

(e) to apply for ARTC;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, ATB Financial or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that a natural person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) where reasonably required, to engage or employ any persons as agents, representatives, employees, administrators, consultants or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, engineers, appraisers, brokers or otherwise) in one or more capacities;

(i) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(j) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(k) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(l) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(m) to pay out of the Trust Fund the Trust Expenses;

(n) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o) without limit as to amount, cost, or terms and conditions, including, without limitation, conditions of repayment, to, directly or indirectly, (including, without limitation, on a joint and several basis) issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of obligation, indebtedness or liability (including pursuant to swap or hedging agreements or other derivative transactions) for the purposes of the Trust or for other costs and expenses of the Trust and for such purposes may draw, make, execute and issue promissory notes, debentures and other negotiable and non-negotiable instruments or securities and evidences of indebtedness;

(p) to assign, convey, charge, mortgage, hypothecate, pledge and/or grant a security interest on behalf of the Trust over all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, or any guarantee or other assurance entered into, or any other obligation, indebtedness or liability incurred or imposed upon the Trustee with respect to the Trust (including, without limitation, on a joint and several basis), and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(q) to guarantee, indemnify, act as surety or agree to be jointly and severally liable, with respect to the obligations, indebtedness or liabilities of any person including, without limitation, the Corporation or any other Affiliate of the Trust, pursuant to any debt for borrowed money or obligations, indebtedness or liabilities resulting or arising from swap or hedging agreements or other derivative transactions incurred by the Corporation or any such Affiliate or any other obligations, indebtedness or liabilities of any person, as the case may be, and each such guarantee, indemnity or other such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(r) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(s) to enter into a subordination agreement with any person (including, without limitation, a Lender) to which the Corporation or any Affiliate of the Trust is or may be obligated, indebted or liable, pursuant to which the Trust agrees to subordinate its right to receive principal, interest, dividends, income, Royalties or any other distributions (or any other obligations, indebtedness or liabilities of the Corporation or any Affiliate to the Trust) to the right of any such person to be paid obligations, indebtedness or liabilities owing to it by the Corporation or any Affiliate of the Trust, and which agreement may further provide, without limitation,

that in the event of a default by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or other derivative transactions or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of such obligations, indebtedness or liabilities to the Trust and the Trust will not make any further cash distributions to Unitholders or take any action to enforce or collect any such obligations, indebtedness or liabilities owed to it by the Corporation or any such Affiliate, and each such subordination entered into by the Trustee shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(t) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act and that the Trust Units of the Trust are not foreign property for purposes of the Tax Act;

(u) to advance any amount to the Corporation or any other Affiliate or subsidiary of the Trust as a loan, including amounts which may be advanced to the Corporation to finance future acquisition and development of the Properties;

(v) to enter into, perform and enforce the Material Contracts and any other contracts of the Trust;

(w) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Underwriter's Fees;

(ii) the purchase price of any Royalties and amounts in respect of Permitted Investments and Subsequent Investments;

(iii) Issue Expenses; and

(iv) all expenses incurred in connection with the Plan of Arrangement and the Trust Reorganization;

all as contemplated by the Offering Documents, this Indenture, or the other Material Contracts;

(x) to convey any Royalty in connection with any security to or realization by any Lender upon the Properties;

(y) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(z) to provide indemnities for the directors and officers of any Affiliates;

(aa) to hold the Notes issued by the Corporation;

(bb) to distribute Notes as provided in Article 18;

(cc) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation;

(dd) to issue Special Voting Units as provided herein;

(ee) to establish and administer a distribution reinvestment plan pursuant to which Trust Units may be purchased in the market and/or issued by the Trust and to administer the same; and

(ff) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

7.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not vote, or cause to be voted, as the case may be, the Shares with respect to: the election of directors of the Corporation, or the appointment of auditors of the Corporation; or, the approval of the financial statements of the Corporation (if required by applicable legislation); except in accordance with an Ordinary Resolution adopted at an annual or other meeting of Unitholders;

(b) the Trustee shall not, after the Effective Date, vote, or cause to be voted, as the case may be, the Shares to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization and except pursuant to an assignment, conveyance, charge, mortgage, hypothecation, pledge and/or grant a security interest pursuant to Subsection 7.2(p) or the other provisions hereof;

(ii) any statutory amalgamation of the Corporation with any other corporation or any amalgamation, merger or other transaction, as the case may be, of the Corporation with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation 's Shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Corporation may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of the Corporation) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.5 Standard of Care

The Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be paid by the Trust, upon direction of the Corporation, such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Trust, at the direction of the Corporation, within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid by the Trust out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs, charges and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Trust, at the direction of the Corporation, and if any such costs, charges and expenses are not paid by the Trust within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid by the Trust out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, charges, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, entering into the Administration Agreement, and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation hereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of this Indenture or under the Administration Agreement, unless and to the extent such liabilities arise principally and directly out of the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and notwithstanding any other provision of this Indenture, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its directors, officers, employees, shareholders and agents in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of the Administrator's providing or omitting to provide service to the Trust or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other liability, losses, damages, costs, charges, expenses, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the indemnified parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any indemnified party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns (collectively, the "**Indemnified Parties**") against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise or performance by the Trustee of any rights or obligations hereunder or under any other contracts for or on behalf of the Trust;

and which result from or relate, directly or indirectly, to;

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Corporation, or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust, the Corporation or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any Property.

For the purpose of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting principally and directly from the gross negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility and Foreign Property for Deferred Income Plans

If the Corporation becomes aware that the Trust Units have ceased to be eligible investments for, or foreign property of, registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment, or being foreign property, for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

7.12 Declaration as to Beneficial Ownership

The Corporation, or the Transfer Agent if the Corporation shall so direct, may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation or the Transfer Agent as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident and may, in connection with a transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require the provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to Article 12 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall, if required by notice in writing by the Trustee, be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.14 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.15 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation or any other Affiliate of the Trust contracts or deals or which supplies services to the Trust or the Corporation or any other Affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Trust or the Corporation or any of their Affiliates may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.15 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.16 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

ARTICLE 8
DELEGATION OF POWERS

8.1 General Delegation to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement) including, without limitation, the power to further delegate administration of the Trust and the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof).

8.2 Administration Agreement

The Trustee is authorized to enter into the Administration Agreement with the Corporation (and to enter into any further agreements to amend the same provided such amendments are not inconsistent with the provisions hereof) pursuant to the authority provided for hereunder contemporaneously with this Indenture. The Trustee hereby delegates to the Corporation all of the Trustee's power, authority and responsibility for any or all matters provided for in the Administration Agreement.

8.3 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other Offering Documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, business acquisition reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents relating thereto (including, without limitation, stock exchange related matters, Underwriting Agreements and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Indenture and by executing this Indenture, the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under applicable securities laws, the Corporation (which may authorize any directors or officers of the Corporation to do so) shall execute such certification on behalf of the Trust, and shall seek not to have any certification on behalf of the Trust by the Trustee.

8.4 Acceptance of Delegation

The Corporation accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may execute any agreement on behalf of the Trust as the Corporation within the scope of any authority delegated to it hereunder or under the Administration Agreement.

8.5 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust:

(a) all rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements (pursuant to which the Trust and not the Trustee provides indemnities) or documents ancillary or similar thereto; and

(b) any and all agreements relating to the Plan of Arrangement and the Trust Reorganization and any document ancillary or similar thereto required to be signed by the Trust from time to time, including all documents relating to the incorporation and organization of AcquisitionCo and ExchangeCo.

8.6 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation and in entering into the Material Contracts, shall: (a) have no duty to supervise or investigate the Corporation in respect of those matters delegated to the Corporation hereunder or under any Material Contracts unless and until it receives a notice of default under Section 8.7; (b) be deemed to have complied with its obligations under Section 7.5; and (c) be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

8.7 Compliance

The Corporation shall be required to notify the Trustee of any defaults hereunder or the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Indenture and the Administration Agreement.

ARTICLE 9
AMENDMENT

9.1 Amendment

Prior to Plan of Arrangement becoming effective, the provisions of this Indenture may be amended by the Trustee and the Corporation without the consent, approval or ratification of any of the Unitholders or any other person. After the Plan of Arrangement has become effective, the provisions of this Indenture may only be amended by the Trustee and the Corporation with the consent of the Unitholders by Special Resolution except as specifically provided otherwise herein.

Any of the provisions of this Indenture may be amended by the Trustee and the Corporation at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and that Trust Units will not be foreign property for purposes of the Tax Act;

(c) amending, modifying or changing any provisions hereof that are necessary or desirable in the opinion of the Corporation as a result of amendments to the Tax Act, the regulations thereunder or the interpretation thereof including, without limitation, amendments or changes relating to foreign property, eligibility for investment and the requirements to maintain the Trust's status as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act;

(d) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(e) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) after such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Indenture are not contrary to or do not conflict with such laws;

(g) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(h) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(i) changing the *situs* of the Trust or the governing laws of the Trust which, in the opinion of the Trustee, are necessary or desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2006, on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding (and for this purpose, holders of any issued Special Voting Units shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Units in respect of which such holders have a direction to vote), such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed.

Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote. If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders and holders of Special Voting Units of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders and each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the board of directors of the Corporation authorizing the issuance of such Special Voting Unit at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units or Special Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time for which proxies are to have been received as set forth in the notice of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit or Special Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit or Special Voting Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders: (i) change the Auditors as provided in Section 15.3; and (ii) elect the directors of the Corporation.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

- (i) subject to Section 9.1, amend this Indenture;
- (ii) subdivide or consolidate Trust Units (other than as provided in Section 3.8);
- (iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety;
- (iv) resign if removed pursuant to Section 6.3; and
- (v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

(c) Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least an aggregate of 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units (including the Special Voting Units) represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such percentage, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Voting Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and Special Voting Unit holders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders and holders of the Special Voting Units, whether present at or absent from such meeting, and each and every Unitholder and Special Voting Unit holders shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders and Special Voting Unit holders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10 No Breach

Notwithstanding any provisions of this Indenture, neither Unitholders nor holders of Special Voting Units shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Section 2.4 and Subsection 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

(b) Any Trust Unit Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Transfer Agent in the City of Calgary by the Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. The Transfer Agent shall designate an office in the City of Toronto at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary and Toronto, the Transfer Agent shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The register and the branch transfer register referred to in this Section 11.3 shall at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11 and Sections 3.9 and 7.12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch transfer registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Transfer Agent of the Trust, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Transfer Agent. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for the transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Transfer Agent thereof and delivery of the existing Trust Certificate to the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee and the Transfer Agent may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as a Unitholder.

11.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the public trustee (or other appropriate government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all exchange fees associated with any such exchange. Subject to the

foregoing, unless the Corporation agrees to assume liability for the transfer and exchange fees, the Unitholder shall be responsible for all such fees and expenses.

11.11 Offer for Units

(a) In this Section 11.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) "**Offeror's Notice**" means the notice described in Subsection (c); and

(vi) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099. For the purpose of terminating the Trust by such date, the Trustee shall

commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust.

12.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units (including Special Voting Units) and a quorum of holders of not less than 50% of the outstanding Trust Units (including Special Voting Units) are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken. For the purposes of determining the foregoing percentages, any outstanding Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached as such Special Voting Units in respect of which such holders have a direction to vote.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until all Royalties shall have been disposed of.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 10.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national

circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of the Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of the Corporation whom are independent of the Corporation, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time and a copy of this Indenture.

16.2 Quarterly Reporting to Unitholders

Subject to compliance with applicable laws, the Trustee will mail to each Unitholder (or such Unitholders as required under applicable securities laws) within 45 days (or such other period as may be prescribed by applicable securities laws) after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders.

16.3 Annual Reporting to Unitholders

Subject to compliance with applicable laws, the Trustee will mail:

(a) to each Unitholder (or such Unitholders as required under applicable securities laws), within 90 days after the end of each year (or such other period as may be prescribed by applicable securities laws), the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Taxes: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation and the *Excise Tax Act* (Canada), and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year pursuant to subsection 132(6.1) of the Tax Act.

16.7 Taxes: Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act and the *Excise Tax Act* (Canada).

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in such of the provinces of Canada as determined necessary by the Corporation or Counsel.

17.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.6 Time of the Essence

Time shall be of the essence in this Indenture.

17.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Computershare Trust Company of Canada at 710, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust (Fax (403) 267-6598), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 2900, 605 - 5th Avenue S.W., Calgary, Alberta, T2P 3H5 Attention: President (Fax (403) 290-7751) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section,

by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.9 Electronic Delivery of Documents

Any document or instrument permitted or required to be delivered to any Unitholder (including a holder of Special Voting Units) may, if permitted under applicable laws, be delivered by electronic means in accordance with the requirements of such applicable laws.

17.10 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 18
REDEMPTION OF TRUST UNITS

18.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Corporation, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and the Corporation and is accompanied by any further evidence that the Transfer Agent and the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Transfer Agent of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Transfer Agent and the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

18.3 Calculation of Redemption Price Based on Market Price

Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Market Redemption Price**") equal to the lesser of:

(a) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 18.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 18.3(b), the closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4 Cash Payment of Market Redemption Price

Subject to Section 18.5, the Market Redemption Price, payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed except with respect to any outstanding payments in respect of Trust Units pertaining to distributions payable thereon to such former Unitholders of record on a date which is prior to the date that the Trust Units were tendered to the Trust for redemption.

18.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $100,000 (the "**Monthly Limit**"); provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, Trust Units tendered for redemption in such calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption and, for all Trust Units tendered on the same date, on a pro rata basis, up to the maximum total amount which does not exceed the Monthly Limit and the balance of the Market Redemption Price in respect of such Trust Units will be paid subject to the receipt of any applicable regulatory approvals, in the sole discretion of the Trust, either:

(a) by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes or for such other consideration and having such commercially reasonable terms and conditions as the board of directors of the Corporation may prescribe;

(b) by the Trust issuing notes ("**Redemption Notes**") having such commercially reasonable terms as the Trust may prescribe; or

(c) by any combination of Notes, Other Notes and Redemption Notes,

having an aggregate principal amount equal to the Market Redemption Price of the Trust Units tendered for redemption and not paid in cash, such payments to be made no later than the last day of the calendar month following the month in which the Trust Units are tendered for redemption.

Upon such distribution of Notes and/or Other Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes and/or Other Notes so distributed to and including the date upon which such Notes and/or Other Notes are required to be distributed.

18.6 Calculation of Redemption Price in Certain Other Circumstances

Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption;

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 95% of the fair market value thereof as determined by the Corporation as at the date upon which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by at the option of the Trust:

(i) a cash payment, in which case the provisions of Section 18.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply *mutatis mutandis*.

18.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

18.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 18 all amounts required by law to be so withheld.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized on its behalf as of the 25th day of May, 2005.

FAIRBORNE ENERGY LTD.

By: (signed) *"Richard A. Walls"*

COMPUTERSHARE TRUST COMPANY OF CANADA,
in its capacity as trustee of **FAIRBORNE ENERGY TRUST**

By: (signed) *"Jacqueline Spink"*

By: (signed) *"Anne DeWaele"*

SCHEDULE

To the annexed trust indenture dated as of April 20, 2005,
as amended and restated as of May 25, 2005
and made between

FAIRBORNE ENERGY LTD.
and
COMPUTERSHARE TRUST COMPANY OF CANADA

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

FAIRBORNE ENERGY TRUST

(a trust created under the laws of the Province of Alberta)

No. ____

________Trust Units CUSIP ____________________________________

THIS CERTIFIES THAT

____ is the registered holder of _______________ fully paid Trust Units issued by FAIRBORNE ENERGY TRUST (the "**Trust**") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Trust Indenture**") dated April 20, 2005 and made between Fairborne Energy Ltd. ("**Fairborne**" or the "**Corporation**"), as settlor, and Computershare Trust Company of Canada (the "**Trustee**"), as amended and restated from time to time, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary and the City of Toronto, as applicable, and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trustee may require any Unitholder to provide a declaration as to the residency of the beneficial owner of Trust Units registered in such Unitholder's name and may, in connection with the transfer of any Trust Units, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may, in its sole discretion and at the direction of the Corporation, require the provision of such a declaration to be a condition precedent to the transfer of any Unit. If determined necessary or desirable by the Corporation in order to comply with the provisions of the Trust Indenture, including continuing to satisfy the requirements of the Tax Act to be a "mutual fund trust" and a "unit trust", the Trust, by or through the Corporation on the Trust's behalf, may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Corporation becomes aware that the activities of the Trust and/or ownership of the Trust Units by Non-Residents may threaten the status of the Trust under the Tax Act as a "unit trust" or a "mutual fund trust", the Trust, by or through the Corporation on the Trust's behalf, is authorized to take such action as may be necessary in the opinion of the Corporation to maintain the status of the Trust as a "unit trust" or a "mutual fund trust" including, without limitation, the imposition of restrictions on the issuance by the Trust or the transfer by any Unitholder of Trust Units to a Non-Resident and/or require the sale of Trust Units by Non-Resident Unitholders on a basis determined by the Corporation and/or suspend distribution and/or other rights in respect of Units held by Non-Resident transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

In addition, the Transfer Agent, by or through the Corporation may, if determined appropriate by the Corporation establish and maintain a reservation system which may limit the number of Trust Units that Non-Residents may hold, limit the transfer of the legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by the Corporation. Such reservation system may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

Unless and until the Trustee shall have been required to do so under the terms of the Trust Indenture, the Trustee shall not be bound to do or take any proceeding or action with respect to Non-Resident ownership restrictions contained in the Trust Indenture by virtue of the powers conferred on it by the Trust Indenture. The Trustee shall not be deemed to have notice of any violation of Non-Resident ownership restrictions contained in the Trust Indenture unless and until it has been given written notice of such violation by the Corporation and shall act only as required by the Trust Indenture once an indemnity is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. Each of the Trustee and the Corporation shall not be liable for any violation of any Non-Resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

Dated: ____________________

FAIRBORNE ENERGY TRUST,
by its attorney,
Fairborne Energy Ltd.

By: ________________________________
Authorized Officer

By: ________________________________
Authorized Officer

Countersigned and Registered

COMPUTERSHARE TRUST COMPANY OF CANADA
Transfer Agent and Registrar of the Trust

By: ________________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

(please print or typewrite name and address of assignee)

__________ Trust Units of FAIRBORNE ENERGY TRUST represented by this certificate and hereby irrevocable constitutes and appoints ____________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ________________________________

____

(SIGNATURE OF TRANSFEROR)

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of the Toronto Stock Exchange, the TSX Venture Exchange, a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.



ADMINISTRATION AGREEMENT

between

COMPUTERSHARE TRUST COMPANY OF CANADA

and

FAIRBORNE ENERGY LTD.

Dated as of May 25, 2005

TABLE OF CONTENTS

Page

ADMINISTRATION AGREEMENT

This Administration Agreement is made effective as of the 25th day of May, 2005 between COMPUTERSHARE TRUST COMPANY OF CANADA in its capacity as Trustee (the "**Trustee**") of Fairborne Energy Trust (the "**Trust**") and FAIRBORNE ENERGY LTD., an Alberta corporation, as administrator under the Trust Indenture (the "**Administrator**").

WHEREAS the Trustee wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a) "**affiliate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(b) "**associate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(c) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, Alberta, for the transaction of banking business;

(d) "**GST**" means goods and services tax under the *Excise Tax Act* (Canada);

(e) "**person**" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(f) "**Transfer Agent**" means the transfer agent from time to time for the Units;

(g) "**Trust**" means Fairborne Energy Trust, a trust governed by the Trust Indenture;

(h) "**Trust Fund**" has the meaning set out in the Trust Indenture;

(i) "**Trust Indenture**" means the trust indenture dated as of April 20, 2005 by which the Trust is governed, as amended or as amended and restated from time to time;

(j) "**Unitholders**" means the holders of Units in the Trust; and

(k) "**Units**" means trust units of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, as amended and in effect from time to time;

(b) any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c) the recitals hereto are incorporated into and form part of this Agreement;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e) the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h) where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

(i) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 2
ADMINISTRATION OF THE TRUST

2.1 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility provided for herein, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof.

2.2 Specific Delegation of Authority

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to perform certain of the Trustee's duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to the direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) (except that nothing herein shall be construed as requiring the books, records or documents of the Administrator to be audited) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the *Income Tax Act* (Canada) and the Income Tax Regulations applicable with respect thereto and the *Excise Tax Act* (Canada), all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 16.2, 16.3, 16.4, 16.5, 16.6 and 16.7 of the Trust Indenture;

(c) monitor the tax status of the Trust, including without limitation compliance with Subsection 108(2) and 132(6) of the Tax Act, and provide information to the Trustee regarding the taxable portions of distributions;

(d) prepare and submit all tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(f) provide investor relations services to the Trust including assisting with communications with Unitholders;

(g) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 10 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise;

(h) all matters relating to the following: (i) an Offering including, without limitation, the timing and terms thereof; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the entering into, terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement or Underwriting Agreement; (vi) all matters relating to the Plan of Arrangement and the Trust Reorganization; (vii) all matters concerning the entering into, terms of, and amendment from time to time of, a distribution reinvestment plan; and (ix) all matters relating to amending the Corporation's articles to create a class or classes of exchangeable shares;

(i) provide office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(j) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(k) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(l) take all action reasonably necessary in connection with, or in relation to, those matters referred to in Section 3.9 of the Trust Indenture;

(m) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.4 of the Trust Indenture;

(n) take all actions reasonably necessary in connection with, or in relation to, all matters relating to the redemption of Units pursuant to Article 18 of the Trust Indenture;

(o) take all actions reasonably necessary in connection with, or in relation to, the voting rights on any investments held by the Trust Fund or any Subsequent Investments;

(p) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.2(a), (c), (e), (i), (j), (l), (o), (p), (q), (r), (s), (v), (w), (x), (y) and (z) of the Trust Indenture;

(q) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates of the Trust or the Administrator;

(r) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(s) administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(t) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(u) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.1(b) and Article 8 of the Trust Indenture;

(v) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(w) monitor the status of the Units as eligible investments for registered retirement savings plans, registered educational savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(x) ensuring that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met;

(y) monitoring the investments of the Trust to ensure compliance with Section 4.3 of the Trust Indenture that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act, the result of which would be that the Trust Units of the Trust would be "foreign property";

(z) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(aa) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(bb) administer all matters relating to the Trust, including: (i) determining, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arranging for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture; (ii) providing Unitholders with periodic reports on the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties;

(cc) provide management services for the economic and efficient exploitation of the Properties; and

(dd) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust.

2.3 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports provided by the Administrator to Unitholders pursuant to Sections 14.1, 16.2 and 16.3 of the Trust Indenture, although the Administrator shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports; and

(e) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture.

2.4 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture and not otherwise delegated to the Administrator pursuant to the Trust Indenture or this Agreement or take any action requiring approval of the Trustee without such approval having been given.

2.5 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.6 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.1 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Units were eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans (all within the meaning of the Tax Act).

2.7 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

ARTICLE 3
PAYMENT OF EXPENSES

3.1 Payment of Expenses

The Administrator shall be reimbursed by the Trust for all outlays and expenses to third parties (including all applicable GST thereon) incurred by the Administrator in the administration of, and that are reasonably attributable to, the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders).

3.2 Fees

The Administrator shall be entitled to the payment by the Trust of such reasonable fees as the Administrator and the Trust may agree to from time to time (including all applicable GST thereon) in consideration of the services provided by the Administrator to the Trust under this Agreement.

3.3 Remuneration and Expenses of the Trustee

The Administrator shall direct or cause the payment on behalf of the Trust of the remuneration and expenses of the Trustee as provided in Section 7.6 of the Trust Indenture.

ARTICLE 4
CONDUCT OF THE ADMINISTRATOR

4.1 Administrator's Acknowledgement

The Administrator acknowledges and agrees that it has received a copy of the Trust Indenture and is familiar with and understands the responsibilities and duties of the Administrator and the Trustee thereunder, including those which are being delegated to the Administrator under this Agreement. The Administrator agrees to comply in all respects with the provisions of the Trust Indenture in the performance of its duties and obligations hereunder.

4.2 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall act honestly and in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices. All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement and provided that the Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Trust unless the Administrator shall have notified the Trustee of the name of the person or persons to which delegation is to be made and the terms and conditions thereof and the Trustee has provided prior written consent to such delegation; and

(ii) the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.2(a).

4.3 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by the Administrator of the standard of care set forth in Section 4.2(a); or

(b) any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i) statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.2(a).

4.4 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator acted in accordance with subsection 4.2(a).

4.5 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall resolve such conflicts, on a basis consistent with the objectives of each group of interested parties all consistent with the duty of the Administrator to deal fairly and in good faith with each group or persons.

(b) In the event that the interests of the Administrator are in conflict with those of the Trust or the Unitholders, the Administrator shall make decisions acting in good faith, having regard to the best interests of the Unitholders and the Trust and in a manner that would not contravene its fiduciary obligations to the Trust and to Unitholders.

4.6 Confidentiality

Subject to Section 2.2, the Administrator shall not, without the prior written consent of the Trustee, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required for the following disclosure:

(a) information disclosed as required by law or the regulations pursuant thereto, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any

securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 4.6 shall not merge upon the termination of this Agreement.

4.7 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.8 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure by the Administrator to discharge its duties and liabilities hereunder, the breach by the Administrator of its obligations hereunder or the fraud, wilful default, gross negligence of the Administrator or its employees in the provision of services or the performance of its obligations hereunder, unless and to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.8 may be entitled as a matter of law or equity or which may be lawfully granted to him.

ARTICLE 5
TERM AND TERMINATION

5.1 Term

Subject to Section 5.4, this Agreement shall continue in force for a period of ten years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2 Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten-year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and Section 5.4.

5.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b) as soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4 Termination

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a) the Trust terminates;

(b) the Administrator:

   (i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

   (ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

   (iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

   (iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) control of the Administrator changes other than pursuant to actions taken by the Trust or Trustee, pursuant to a resolution passed by Unitholders.

5.5 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either (i) pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust), or (ii) at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6
GENERAL

6.1 Access to Records

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next business day if the day of delivery is not a business day), and if mailed, shall be deemed to have been given or made and received on the third business day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and

received on the day on which it was so faxed (or the next business day if the day of sending is not a business day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta, T2P 3S8

Attention: Manager, Corporate Trust
Telecopier No.: (403) 267-6598

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: Vice President, Finance and Chief Financial Officer
Telecopier No.: (403) 290-7751

6.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, acts of terrorism, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8 Time of Essence

Time is of the essence in respect of this Agreement.

6.9 No Partnership

Nothing herein shall be construed as creating a partnership and no party shall have any partnership rights or liabilities hereunder or in connection herewith.

6.10 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.12 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as Trustee of FAIRBORNE ENERGY TRUST

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Anne DeWaele"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Steven R. VanSickle"*

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of April, 2005

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Fairborne**")

\- and -

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of Alberta ("**Fairquest**")

\- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

\- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

\- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

(a) Fairborne wishes to propose an arrangement with Fairquest, AcquisitionCo, ExchangeCo and the Trust and with holders of common shares and options of Fairborne in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

(b) Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA;

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Class A Shares**" means the Class A common shares in the capital of Fairborne created under the Arrangement;

"**Class B Shares**" means the Class B preferred shares in the capital of Fairborne created under the Arrangement;

"**Common Shares**" means the common shares in the capital of Fairborne and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of ExchangeCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

"**ExchangeCo Arrangement Resolution**" means the resolution of ExchangeCo common shareholders approving the Arrangement;

"**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

"**Fairborne Reorganization Resolution**" means the special resolution to approve, among other things, the Arrangement to be presented to Securityholders at the Meeting;

"**Fairborne Warrants**" means common share purchase warrants of Fairborne, each of which entitles the holder to purchase one Common Share at an exercise price of $3.50 per share;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the laws of Alberta;

"**Fairquest Arrangement Resolution**" means the resolution of Fairquest common shareholders approving the Arrangement;

"**Fairquest Farm-In Agreements**" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest providing Fairquest the right to farm in on certain lands of AmalgamationCo;

"**Fairquest Performance Shares**" means the performance shares issued by Fairquest which are convertible into common shares of Fairquest, as more particularly described in the Information Circular;

"**Fairquest Share Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest to be issued pursuant to the Initial Private Placement, as more particularly described in the Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Initial Private Placement**" means the proposed sale by a private placement of up to 4,740,000 Units by Fairquest issued at a price of $2.11 per Unit and up to 1,000,000 Fairquest Performance Shares issued at a price of $0.01 per share, as more particularly described in the Information Circular;

"**Information Circular**" means the information circular and proxy statement of Fairborne to be dated on or about April 27, 2005, together with all appendices thereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider, among other things, the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1, as amended or supplemented from time to time in accordance with the terms thereof;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Securityholders**" means, collectively, the Common Shareholders and the Optionholders;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Technical Services Agreement**" means the agreement to be entered into on or prior to the Effective Date between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest and Fairquest will provide services to Fairborne;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of the Province of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**Units**" means a unit comprised of one (1) Fairquest Share and one (1) Fairquest Warrant;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Fairborne

Fairborne covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Fairborne Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo, Fairquest and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Fairborne Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo, Fairquest and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options or Fairborne Warrants in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Fairquest Shares and the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX.

2.2 Covenants of Fairquest

Fairquest covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the Fairquest Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, other than pursuant to the Initial Private Placement or as contemplated herein or in the Information Circular, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to Fairquest;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExchangeCo, the Trust or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Fairborne in making the application to list the Fairquest Shares on the TSX.

2.3 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, ExchangeCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.4 Covenant of ExchangeCo

ExchangeCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, AcquisitionCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.5 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, Fairquest, ExchangeCo or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Fairborne;

(h) prior to the Effective Date, cooperate with Fairborne in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.6 Additional Covenants

Each of the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) prior to completion of the Initial Private Placement, Fairborne and Fairquest shall execute and deliver the Technical Services Agreement;

(b) on or prior to the Effective Date, Fairquest will, subject to approval of holders of Fairborne Common Shares as contemplated in the Information Circular, complete the Initial Private Placement;

(c) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(d) on the Effective Date, the Trust, AcquisitionCo, ExchangeCo and Computershare Trust Company of Canada shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(e) immediately following the Effective Time, AmalgamationCo and Fairquest shall enter into the Farm-In Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Fairquest, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairquest, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairborne is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which a total of 49,212,508 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,771,250 Common Shares may be issued under the terms of the Options and a maximum of 1,960,000 Common Shares may be issued under the terms of the Fairborne Warrants;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject, or result in the creation of any encumbrance upon any of the assets of Fairborne under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(g) Fairborne is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Fairborne has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Fairborne; and

(ii) the Board of Directors of Fairborne has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairquest;

(ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairquest is a party or by which it is bound and which is material to Fairquest or to which any material property of Fairquest is subject, or result in the creation of any encumbrance upon any of the assets of Fairquest under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairquest, the breach of which would have a material adverse effect on Fairquest;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairquest, contemplated or threatened against or affecting Fairquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairquest, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairquest and this Agreement constitutes a valid and binding obligation of Fairquest enforceable in accordance with its terms;

(e) Fairquest is under no obligation, contractual or otherwise, to issue any Fairquest Shares or other securities, except as required pursuant to this Agreement and pursuant to the Initial Private Placement; and

(f) Fairquest has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 Representations and Warranties of AcquisitionCo

AcquisitionCo represents and warrants to and in favour of Fairborne, ExchangeCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, ExchangeCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of ExchangeCo

ExchangeCo represents and warrants to and in favour of Fairborne, AcquisitionCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) ExchangeCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of ExchangeCo consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof only 100 common shares and are issued and

outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.5 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and Fairquest as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo and Fairquest are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Fairborne or Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and ExchangeCo, and the Trust owns all issued and outstanding shares of AcquisitionCo and ExchangeCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of one (1) Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, not later than July 31, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Fairborne Reorganization Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Technical Services Agreement shall have been entered into prior to completion of the Initial Private Placement;

(d) the Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(e) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(f) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(g) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(h) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(i) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(j) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(k) the approval of the TSX to the listing of the Trust Units and Fairquest Shares to be issued pursuant to the Arrangement and the Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Fairborne and Fairquest

In addition to the conditions contained in Section 4.1, the obligation of Fairborne and Fairquest to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne and Fairquest to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne and Fairquest contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Fairquest or Fairborne or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Fairborne and BOGL, addressed to:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(b) Fairquest, addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(c) ExchangeCo, addressed to:

Fairborne ExchangeCo Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(d) AcquisitionCo, addressed to:

Fairborne Acquisition Corp.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(e) the Trust, addressed to:

Fairborne Energy Trust
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Fairborne acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 Severability

If anyone or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Time of Essence

Time shall be of the essence.

7.7 Liability of the Trust

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE ACQUISITION CORP.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE EXCHANGECO LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Laura Leong"*


RECEIVED
2005 DEC -6 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Fairborne Energy Trust (the "Trust")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. **Date of Material Change:**

June 1, 2005

3. **News Release:**

A press release dated June 1, 2005 was issued by Fairborne on June 1, 2005 and disseminated through CCNMatthews.

4. **Summary of Material Change:**

The Trust, Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

5. **Full Description of Material Change:**

Fairborne, the Trust and Fairquest announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Aaron Grandberg
VP Finance and CFO, Fairborne Energy Ltd.
Telephone: (403) 290-3217
Fax: (403) 290-7751

9. Date of Report:

June 1, 2005

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

June 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of $0.11 per trust unit for the month of June 2005. The distribution will be paid on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE JULY 15, 2005

July 7, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.00000 to 1.00996. This increase will be effective on July 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	June 30, 2005
Opening Exchange Ratio:	1.00000
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of June):	$11.04
Increase in Exchange Ratio (**):	0.00996
Effective Date of the Increase in Exchange Ratio:	July 15, 2005
Exchange Ratio as of the Effective Date:	1.00996

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

July 19, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of July 2005. The distribution will be paid on August 15, 2005 to unitholders of record on July 31, 2005. The ex-distribution date is July 27, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SECOND QUARTER REPORT

FAIRBORNE ENERGY TRUST

Q2/05

FAIRBORNE ENERGY TRUST – 2005 SECOND QUARTER INTERIM FINANCIAL & OPERATING RESULTS

For the period ended June 30, 2005

HIGHLIGHTS

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
FINANCIAL *($ thousands, except per share amounts)*				
Petroleum and natural gas revenue	48,807	29,756	96,241	48,185
Funds generated from operations	23,760	15,083	49,054	25,046
Per unit - basic	$ 0.47	$ 0.39	$ 0.95	$ 0.70
Per unit - diluted	$ 0.47	$ 0.36	$ 0.91	$ 0.64
Net income	2,719	2,786	7,627	6,081
Per unit - basic	$ 0.05	$ 0.07	$ 0.15	$ 0.17
Per unit - diluted	$ 0.05	$ 0.07	$ 0.14	$ 0.16
Exploration and development expenditures	28,101	20,956	78,526	40,090
Acquisitions, net of dispositions	(36,453)	(10,650)	(36,453)	100,562
Working capital deficit	7,758	8,626	7,758	8,626
Bank indebtedness	124,580	76,159	124,580	76,159
OPERATING *(Units as noted)*				
Production				
Natural gas (Mcf per day)	47,077	30,410	48,048	24,131
Crude oil (bbls per day)	2,558	2,492	2,801	2,224
Natural gas liquids (bbls per day)	422	241	410	190
Total (BOE per day)	10,826	7,801	11,219	6,436
Average sales price				
Natural gas ($ per Mcf)	7.55	6.74	7.37	6.68
Crude oil ($ per bbl)	61.20	44.10	55.30	42.26
Natural gas liquids ($ per bbl)	45.29	50.11	46.55	47.66
Netback per BOE ($ per BOE)				
Petroleum and natural gas sales	49.54	41.91	47.40	41.06
Royalties	(10.10)	(9.15)	(10.27)	(9.15)
Transportation	(0.71)	(0.04)	(0.47)	(0.04)
Operating expenses	(8.28)	(8.13)	(8.24)	(7.42)
Operating netback	30.45	24.59	28.42	24.45
Wells drilled (gross)	6	12	22	54
Undeveloped land (net acres)	200,903	219,705	200,903	219,705

2005 FIRST QUARTER REPORT TO SHAREHOLDERS

HIGHLIGHTS

- Fairborne Energy Trust began trading on June 1, 2005 and paid its first distribution of $0.11 per unit on July 15th.
- The initial distribution represented a 56% payout ratio based on annualized June 2005 cash flow.
- Current production is 11,300 BOE per day, (72% natural gas).
- Hedging strategy commenced during record high commodity prices ensuring more predictable cash flows over the near term.
- Recent discoveries at Columbia/Harlech and Westerose, together with continued success on the Clive coal bed methane ("CBM") project, will add to the Trusts growth prospects through the balance of 2005 and 2006.

UNITHOLDER'S UPDATE

On May 26, 2005 shareholders of Fairborne Energy Ltd. approved a Plan of Arrangement ("the Arrangement") which resulted in the creation of two new entities: Fairborne Energy Trust ("Fairborne" or "the Trust"), an open-ended investment trust, and Fairquest Energy Limited ("Fairquest"), a new junior exploration-focused company. The Plan of Arrangement was effective June 1, 2005, and, as such, the second quarter results reflect one month of the Trust and two months of Fairborne Energy Ltd. prior to conversion.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate will be to maintain and expand on its existing production base in order to generate stable monthly distributions to Unitholders.

In conjunction with the Arrangement, The Trust entered into farmout agreements with Fairquest on a number of exploratory properties retained by the Trust. Under these agreements, Fairquest assumed a commitment to drill 25 wells on Trust lands over the next 24 months. Through farmout agreements with Fairquest, the Trust will have the opportunity to participate in the development of exploration lands without deploying additional capital.

The Trust also entered into a Technical Services Agreement ("TSA") with Fairquest wherein the Trust provides access to personnel and certain administrative and technical staff in connection with the management, development, exploitation and operation of the assets of Fairquest. The Trust provides these services to Fairquest on an expense reimbursement basis, based on Fairquest's monthly capital expenditures and production levels relative to the combined capital activity and production levels of both the Trust and Fairquest.

The Trust made its first distribution on July 15, 2005 to Unitholders of record at June 30, 2005. The distribution was on target with management expectations at $0.11 per unit, which represented a 56% payout ratio on annualized June 2005 cash flow. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions.

The term "units" has been used to identify both trust units and exchangeable shares to the Trust issued on or after June 1, 2005 as well as common shares of Fairborne Energy Ltd. outstanding prior to the conversion on June 1, 2005.

2005 FIRST QUARTER REPORT TO SHAREHOLDERS

OPERATIONS UPDATE

During the second quarter, Fairborne drilled six wells (3.05 net) resulting in five natural gas wells (2.08 net) and one oil well (1.0 net) with a 100% success rate. Two wells drilled during the second quarter on the Peace River Arch and one well at Columbia/Harlech were brought on production in late June and were responsible for the growth in production volumes at the end of the second quarter. One additional well, a first quarter discovery, was completed during June and is anticipated to begin production in late August.

Plant shutdowns for scheduled maintenance and repairs curtailed production volumes for the second quarter with all production being brought back on line in early June. Trust production volumes averaged 11,000 BOE per day for the last three weeks of June, after all wells were brought back on line.

The Trust began the third quarter with production of approximately 11,300 BOE per day (72% natural gas) as a result of second quarter drilling with new volumes added at Saddle Hills and Columbia/Harlech in late June. In addition, the Trust anticipates production additions during the third quarter at Clive (CBM), Westerose, Wild River and Columbia/Harlech.

Current drilling activities, which resumed after spring break-up in late June/early July, include locations at Columbia/Harlech, Westerose, Brazeau, the Peace River Arch and Clive's coal bed methane project.

During the second half of 2005 and the first quarter of 2006 the Trust anticipates that 10 to 12 wells will be drilled at Columbia/Harlech and Brazeau, two wells will be drilled at Westerose and two wells will be drilled on the Peace River Arch by Fairquest under farmout agreements. On average, the farmout agreements provide for Fairquest to earn a 60%-70% interest by paying 100% of the costs. As such, the Trust retains a 30%-40% interest without making additional capital expenditures.

OUTLOOK

Commodity prices remained volatile over the second quarter of 2005. However, based on the recent growth in production and the current strength in commodity prices, the Trust anticipates delivering stable distributions to unitholders for the remainder of 2005. In addition to our drilling/exploitation based strategy, we continue to look at acquisitions in our core operating areas that would provide for accretive production, reserve and cash flow per unit growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

Steven R. VanSickle
President and CEO,
August 5, 2005

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 5, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the six months ended June 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open ended unincorporated investment trust.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate will be to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for disribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations and distributable cash/cash available for disribution, and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations and distributable cash/cash available for disribution, and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

M D & A

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS – JUNE 1 TO JUNE 30, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the second quarter 2005 interim report and financial statements include two months operations of the former Fairborne Energy Ltd. and one month of operations as Fairborne Energy Trust. The following are some key operating and financial highlights specific to the Trust's operations for the month following conversion:

HIGHLIGHTS – FAIRBORNE ENERGY TRUST

	June 1 to June 30 2005
OPERATIONS (units as noted)	
Production	
Natural gas (Mcf per day)	46,343
Crude oil (bbls per day)	2,550
Natural gas liquids (bbls per day)	336
Total (BOE per day)	10,610
Average sales price	
Natural gas ($ per Mcf)	7.63
Crude oil ($ per bbl)	66.11
Natural gas liquids ($ per bbl)	44.33
FINANCIAL ($ thousands, except per unit amounts)	
Petroleum and natural gas revenue	16,242
Funds generated from operations	10,246
Cash distributions declared	4,993
Per unit	$ 0.11
Exploration and development expenditures	7,022
Working capital deficit	7,758
Bank indebtedness	124,580

During the first month of operations as a trust, Fairborne's daily production was reduced by approximately 400 BOE per day due to scheduled third party facility turnaround activities. Fairborne recorded average daily production in June of 10,610 BOE per day, with average production of approximately 11,000 BOE per day for the latter part of the month once turnaround activities were completed. The Trust expects to maintain or improve on this level of production for the remaining six months of 2005.

In the month of June, Fairborne realized a natural gas price of $7.63 per Mcf, which included $0.06 per Mcf of gains recorded on fixed price physical contracts. Fairborne's realized prices for crude oil and natural gas liquids in June 2005 were $66.11 per bbl and $44.33 per bbl respectively. There were no hedges outstanding on crude oil or NGLs during June 2005.

Strong commodity prices in June contributed to total revenues of $16.2 million for the month. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $10.2 million ($8.9 million before crown adjustments) for the first month of operations.

Capital expenditures during the month of June included $0.3 million in land and lease acquisitions; $4.2 million in drilling and completions; and $2.5 million in well equipment and facility expenditures. The majority of expenditures during the month were focused in the Trust's Wild River and West Pembina/Brazeau properties. Expenditures during the month were financed through a combination of funds generated from operations and bank debt.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and investment opportunities, it is expected that the remaining 40% of cash available will fund the Trust's annual capital expenditure program, including minor property acquisitions.

($thousands except as noted)	June 1 to June 30 2005
Funds generated from operations	10,246
Less: One-time 2004 credits on crown royalties booked in June	(1,275)
Cash withheld to fund capital expenditures	(3,978)
Cash distributions declared	4,993
Cash distributions per unit	$ 0.11
Payout ratio	56%

M D & A

SECOND QUARTER 2005 RESULTS

Production

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	47,077	30,410	55	48,048	24,131	99
Crude oil (bbls per day)	2,558	2,492	3	2,801	2,224	26
Natural gas liquids (bbls per day)	422	241	75	410	190	116
Total (BOE per day)	10,826	7,801	39	11,219	6,436	74
Natural gas % of production	72%	65%	11	71%	62%	15

Fairborne's second quarter production averaged 10,826 BOE per day compared to 11,617 BOE per day in the first quarter of 2005, reflecting the impact of facility turnarounds and the disposition of properties to Fairquest. Pursuant to the Plan of Arrangement, the Trust disposed of producing natural gas properties averaging approximately 1,000 BOE per day to Fairquest effective June 1, 2005. Scheduled maintenance projects at major facilities during May and June 2005 also decreased second quarter average production by approximately 1,000 BOE per day.

Natural gas production averaged 47.1 MMcf per day in the second quarter 2005, 55% higher than the 2004 average of 30.4 MMcf per day. Strengthened natural gas production in 2005 reflects successful drilling and acquisition activities undertaken throughout 2004. New production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter of 2005 was offset by reduced production from facility turnarounds and the disposition to Fairquest. On a year-to-date basis, natural gas production has doubled in 2005 compared to 2004 primarily due to acquisitions undertaken in 2004 and new production being brought on-stream late in 2004 on the Columbia/Harlech properties, as well as coal bed methane wells in the Trust's Clive area.

Crude oil and NGL production for the second quarter of 2005 averaged 3,211 bbls per day, consistent with first quarter 2005 average production of 3,445 bbls per day. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in the first quarter of 2005, accounted for the majority of the increase in oil production compared to 2004 on both a quarter-over quarter basis and on a year-to-date basis.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the second quarter and six months ended June 30, 2005 as compared to the same period in 2004:

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	7.55	6.74	12	7.37	6.68	10
Crude oil ($ per bbl)	61.20	44.10	39	55.30	42.26	31
Natural gas liquids ($ per bbl)	45.29	50.11	(10)	46.55	47.66	(2)
BOE ($ per BOE)	49.07	41.90	17	47.07	40.98	15
Benchmark Prices						
WTI –Edmonton par (Cdn$ per bbl)	65.93	50.82	30	64.08	48.37	32
AECO (Cdn$ per Mcf)	7.36	6.98	5	7.13	6.70	6

HEDGING – FIXED PRICE PHYSICAL SALES CONTRACTS

The Trust uses a variety of risk management tools to achieve the following objectives:

- to provide greater certainty and stability to the Trust's capital program and distributions;
- to protect unitholder return on investment;
- to reduce risk exposure to budgeted annual cash flow projections; and
- to help ensure transaction economics on acquisitions.

NATURAL GAS

During the second quarter of 2005, 16% of natural gas was hedged under fixed price contracts resulting in a gain of $78,000, which is included in natural gas revenue and is reflected in the second quarter realized price ($0.02 per Mcf). On a year-to-date basis, Fairborne realized a natural gas price of $7.37 per Mcf, which includes $0.03 per Mcf on gains for fixed price contracts. Comparatively, Fairborne did not have any natural gas hedges during the second quarter of 2004 and on a year-to-date basis, Fairborne had hedged an average of 1,920 MMcf per day in 2004, which increased the natural gas price for the six months ended June 30, 2004 by $0.30 per Mcf.

M D & A

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after June 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
August 2005	17,352	7.98	16,438	9.08
September 2005	11,872	7.89	10,959	9.07
October 2005	13,699	7.89	12,785	9.04
November 2005	16,438	8.51	2,740	8.76
December 2005	9,132	9.03	1,826	11.11
January 2006	10,959	9.08	3,653	11.10
February 2006	10,959	9.08	3,653	11.10
March 2006	10,959	9.08	3,653	11.10
April - October 2006	1,826	8.21	1,826	9.91

Actual contracts converted from GJ to Mcf on the basis of 1.095 heat content.

CRUDE OIL

The Trust did not have any hedges on oil production during the second quarter of 2005. First quarter 2005 hedges were reflected in the year-to-date oil price as a reduction of $3.33 per bbl. Comparatively, fixed price contracts on 700 bbls per day of crude oil throughout the six months ended June 30, 2004, reduced the second quarter 2004 crude oil price by $3.21 and the six month average price by $2.80 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after June 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
August 2005	1,100	55.00	500	65.20
September 2005	1,100	55.00	500	65.20
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
($thousands)	2005	2004	%	2005	2004	%
Natural gas	32,364	18,752	73	64,081	29,439	118
Crude oil	14,244	10,101	41	28,039	17,206	63
Natural gas liquids	1,738	899	93	3,453	1,449	138
Other income	461	4	n/a	668	91	n/a
Total	48,807	29,756	64	96,241	48,185	100

Fairborne's revenue has doubled for the six months ended June 30, 2005 compared to the same period in 2004, reflecting strong commodity prices and the substantial growth in the Trust's production base.

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	9,950	6,493	53	20,855	10,713	95
As a % of sales	20.4%	21.8%	(6)	21.7%	22.2%	(2)
Per BOE	$ 10.10	$ 9.15	10	$ 10.27	$ 9.15	12

Fairborne's reported royalty rate was lower in the second quarter 2005 (20.4%) compared to the first quarter 2005 (22.9%) and compared to the prior year (21.8%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 gas cost allowance recorded in June 2005. Fairborne expects royalties to average between 22% and 24% for the remainder of 2005.

Transportation Expenses

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	697	31	n/a	964	53	n/a
Per BOE	$ 0.71	$ 0.04	n/a	$ 0.47	$ 0.04	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Production costs ($thousands)	8,165	5,770	42	16,741	8,688	93
Per BOE	$ 8.28	$ 8.13	2	$ 8.24	$ 7.42	11

Fairborne recorded $8.2 million in production expenses during the second quarter of 2005 which included periodic maintenance expenses of approximately $0.9 million incurred for scheduled turnarounds on the Trust's Clive, Haynes, and Woodriver properties. Despite additional workover costs and reduced production due to downtime, on a BOE basis, production expenses of $8.28 per BOE for the second quarter of 2005 were lower than the immediately preceding first quarter of 2005 at $8.46 per BOE. On a year-to-date basis, the increase in operating costs from 2004 reflects Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

Operating Netbacks

	Three months ended June 30,			Six months ended June 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	49.07	41.90	17	47.07	40.98	15
Other income	0.47	0.01	n/a	0.33	0.08	n/a
Royalty expense	(10.10)	(9.15)	10	(10.27)	(9.15)	12
Transportation expense	(0.71)	(0.04)	n/a	(0.47)	(0.04)	n/a
Production expenses	(8.28)	(8.13)	2	(8.24)	(7.42)	11
Operating netback	30.45	24.59	24	28.42	24.45	16

Stronger commodity prices were primarily responsible for the 24% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as the 16% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	1,428	1,557	(8)	2,660	2,622	1
Trust Unit compensation costs	185	248	(25)	585	321	82
Total G&A expenses	1,613	1,805	(11)	3,245	2,943	10
Per BOE	$ 1.64	$ 2.54	(35)	$ 1.60	$ 2.51	(36)

General and administrative expenses, net of recoveries for the second quarter of 2005 have decreased from the second quarter 2004 as a result of overhead recoveries recorded on a significantly larger capital expenditure program in 2005 ($28 million in 2005 vs. $21 million in 2004). G&A expenses increased on a year-to-date basis due to increased technical and administrative staff levels associated with added properties, production and capital spending compared to the same period in 2004. Although G&A costs have increased in total, on a BOE basis, G&A costs per BOE have decreased by approximately 35% for both the three and six months ended June 30, 2005 compared to 2004.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the second quarter of 2005, G&A expenses were reduced by $39,000 for recoveries under this agreement.

Compensation expense for the three months ended June 30, 2005 of $185,000 includes one month amortization of the fair value of Units issued pursuant to the Trust Incentive Plan implemented in June 2005. Compensation expense for stock options of Fairborne Energy Ltd. outstanding prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Interest expenses ($thousands)	1,184	728	63	2,125	888	139
Per BOE	$ 1.20	$ 1.03	17	$ 1.05	$ 0.76	38

Interest expense for the three and six months ended June 30, 2005 has increased from the prior year consistent with higher debt levels primarily resulting from 2004 corporate and property acquisitions financed partially by bank debt.

Trust Conversion Costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

M D & A

Depletion, Depreciation and Accretion

($thousands except as noted)	Three months ended June 30, 2005	2004	%	Six months ended June 30, 2005	2004	%
Depletion, depreciation and accretion	16,351	10,174	61	33,140	15,293	117
Per BOE	$ 16.60	$ 14.34	16	$ 16.32	$ 13.06	25

Depletion and depreciation of capital assets and accretion of asset retirement obligations increased 61% for the second quarter of 2005 and 117% for the six months ended June 30, 2005 as compared to the prior year. The increase is due to both higher production and a higher depletable base partially resulting from the acquisition of West Pembina properties and the acquisition of Case completed during 2004 which were added at their fair market value. The depletion rate was not significantly impacted by the disposition to Fairquest which was recorded at carrying book values.

Taxes

($thousands except as noted)	Three months ended June 30, 2005	2004	%	Six months ended June 30, 2005	2004	%
Capital taxes	135	94	44	354	175	102
Future	335	1,875	(82)	3,532	3,351	5
Total taxes	470	1,969	(76)	3,886	3,526	10
Per BOE	$ 0.48	$ 2.77	(83)	$ 1.91	$ 3.01	(37)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. The Trust is a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders. It is expected that the Trust will not incur any cash income taxes in the future and as such, the future tax liability recorded on the balance sheet should be recovered through future net earnings on the statement of operations and accumulated earnings.

Non-controlling interest

Under the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

($thousands except as noted)	Three months ended June 30, 2005	2004	%	Six months ended June 30, 2005	2004	%
Funds generated from operations	23,760	15,083	58	49,054	25,046	96
Per unit – basic	$ 0.47	$ 0.39	21	$ 0.95	$ 0.70	36
Per unit – diluted	$ 0.47	$ 0.36	31	$ 0.91	$ 0.64	42
Net Income	2,719	2,786	(2)	7,627	6,081	25
Per unit – basic	$ 0.05	$ 0.07	(29)	$ 0.15	$ 0.17	(12)
Per unit – diluted	$ 0.05	$ 0.07	(29)	$ 0.14	$ 0.16	(13)

Compared to 2004, funds generated from operations increased 58% for the second quarter of 2005 and almost doubled for the six months ended June 30, 2005. Compared to the first quarter of 2005, funds generated from operations decreased by 6% due to trust conversion costs, turnaround costs and reduced production associated with properties transferred to Fairquest. These reductions were partially offset by increased commodity prices and crown royalty credits booked in the second quarter 2005.

Net income for the second quarter of 2005 was marginally lower than the same period in 2004 due to provisions for non-controlling interests and trust conversion costs which were only partially offset by reductions in future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairborne's exploration and development program for the second quarter of 2005 totaled $28.1 million, which included the following:

($thousands)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Exploration and development				
Land and lease acquisitions	469	542	1,675	2,123
Geological and geophysical	454	5,712	475	7,086
Drilling, completions and workovers	12,307	6,996	38,838	17,574
Well equipment and facilities	14,762	7,554	37,309	13,106
Corporate assets	109	152	229	201
	28,101	20,956	78,526	40,090
Acquisitions, net of dispositions	(36,453)	(10,650)	(36,453)	100,562
Total	(8,352)	10,306	42,073	140,652

During the second quarter of 2005, the Trust spent $12.3 million on drilling and completion activities, including drilling a total of six (3.05 net) wells resulting in five (2.08 net) natural gas wells, and one (1.0 net) oil well for a success rate of 100%.

M D & A

Well equipment and facility expenditures of $14.8 million were focused on the Trust's Clive, Wild River and West Pembina properties. At Clive, expenditures included the tie-in of several CBM wells in addition to facility and pipeline modifications to allow CBM gas to be delivered directly to sales receipt points. At Wild River, the Trust utilized scheduled downtime from third party facility turnarounds to install a down-hole injection string and additional surface facilities to provide a more cost effective treatment for sulphur disposition issues in the area. At West Pembina/Brazeau, the Trust installed a new compressor facility, tied-in several wells and installed wellsite facilities.

Exploration and development expenditures were financed through a combination of funds generated from operations after distributions to unitholders and bank debt.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million. The conversion of exchangeable shares was recorded as a $4.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At June 30, 2005, the Trust had $124.6 million in bank indebtedness and $7.8 million in working capital deficiency. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Company had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement, Fairborne issued approximately 45 million Trust units and seven million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At June 30, 2005, the exchange ratio was still 1:1.

On June 6, 2005, Fairborne granted 497,000 Restricted Units and 291,400 Performance Units. The fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of August 5, 2005, the Trust had 45,456,543 Trust Units, and 6,522,571 exchangeable shares outstanding.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales, before royalties	48,807	47,434	41,976	35,391
Funds generated from operations	23,760	25,294	21,569	19,784
Per unit – basic	$ 0.47	$ 0.51	$ 0.47	$ 0.48
Per unit – diluted	$ 0.47	$ 0.48	$ 0.46	$ 0.44
Net Income	2,719	4,908	4,158	3,463
Per unit – basic	$ 0.05	$ 0.10	$ 0.09	$ 0.08
Per unit – diluted	$ 0.05	$ 0.09	$ 0.08	$ 0.08
Total assets	451,849	480,089	434,830	379,450
Working capital deficit	7,758	16,823	20,839	25,393
Bank indebtedness	124,580	106,513	77,219	69,698
Operations				
Average production				
Natural gas (Mcf per day)	47,077	49,030	43,480	32,569
Crude oil (bbls per day)	2,558	3,047	2,892	3,038
Natural gas liquids (bbls per day)	422	398	495	348
Total (BOE per day)	10,826	11,617	10,633	8,814

M D & A

	Q2 2004	Q1 2004	Q4 2003 (restated)	Q3 2003 (restated)
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales, before royalties	29,756	18,450	15,523	15,779
Funds generated from operations	15,083	9,963	8,409	9,056
Per unit - basic	$ 0.39	$ 0.31	$ 0.27	$ 0.30
Per unit - diluted	$ 0.36	$ 0.28	$ 0.23	$ 0.28
Net Income	2,786	3,295	2,308	3,069
Per unit - basic	$ 0.07	$ 0.10	$ 0.06	$ 0.10
Per unit - diluted	$ 0.07	$ 0.09	$ 0.06	$ 0.09
Total assets	272,115	266,338	139,925	121,124
Working capital deficit	8,626	17,196	1,430	10,625
Bank indebtedness	76,159	73,674	7,941	6,838
Operations				
Production				
Natural gas (Mcf per day)	30,410	17,853	14,835	14,265
Crude oil (bbls per day)	2,492	1,956	2,144	2,291
Natural gas liquids (bbls per day)	241	139	182	147
Total (BOE per day)	7,801	5,071	4,799	4,815

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations - all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		June 30, 2005	December 31, 2004
		(unaudited)	(audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 216	$ 241
Accounts receivable		43,191	36,608
Prepaid expenses and deposits		4,536	3,090
		47,943	39,939
Capital assets	(Note 2)	387,736	378,721
Goodwill		16,170	16,170
		$ 451,849	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 50,708	$ 60,778
Cash distributions payable		4,993	–
Bank indebtedness	(Note 3)	–	77,219
		55,701	137,997
Bank indebtedness	(Note 3)	124,580	–
Non-controlling interest	(Note 5)	26,964	–
Asset retirement obligation	(Note 4)	13,053	13,196
Future income taxes		47,962	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	183,618	220,151
Contributed surplus	(Note 6)	185	1,094
Accumulated earnings		4,779	26,532
Accumulated distributions		(4,993)	–
		183,589	247,777
		$ 451,849	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended June 30, 2005	2004	For the six months ended June 30, 2005	2004
Revenue					
Petroleum and natural gas		$ 48,807	$ 29,756	$ 96,241	$ 48,185
Royalties		(9,950)	(6,493)	(20,855)	(10,713)
Transportation		(697)	(31)	(964)	(53)
		38,160	23,232	74,422	37,419
Expenses					
Production		8,165	5,770	16,741	8,688
General and administrative		1,613	1,805	3,245	2,943
Interest		1,184	728	2,125	888
Trust conversion costs	(Note 1)	6,912	–	6,912	–
Depletion, depreciation and accretion		16,351	10,174	33,140	15,293
		34,225	18,477	62,163	27,812
Income before taxes		3,935	4,755	12,259	9,607
Taxes					
Future		335	1,875	3,532	3,351
Capital		135	94	354	175
		470	1,969	3,886	3,526
Net income before non-controlling interest		3,465	2,786	8,373	6,081
Non-controlling interest	(Note 6)	746	–	746	–
Net income		2,719	2,786	7,627	6,081
Accumulated earnings, beginning of period		31,440	16,125	26,532	12,830
Plan of Arrangement	(Note 1)	(36,212)	–	(36,212)	–
Reclassification of deficit pursuant to Plan of Arrangement		6,832	–	6,832	–
Accumulated earnings, end of period		$ 4,779	$ 18,911	$ 4,779	$ 18,911
Net income per unit	(Note 6)				
Basic		$ 0.05	$ 0.07	$ 0.15	$ 0.17
Diluted		$ 0.05	$ 0.07	$ 0.14	$ 0.16

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)	For the three months ended June 30, 2005	2004	For the six months ended June 30, 2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ 2,719	$ 2,786	$ 7,627	$ 6,081
Items not involving cash				
Depletion, depreciation and accretion	16,351	10,174	33,140	15,293
Compensation expense	185	248	585	321
Trust conversion costs (Note 1)	3,424	–	3,424	–
Future income taxes	335	1,875	3,532	3,351
Non-controlling interest	746	–	746	–
	23,760	15,083	49,054	25,046
Asset retirement expenditures	(61)	–	(224)	(17)
Change in non-cash working capital	(5,233)	43	(682)	(10,970)
	18,466	15,126	48,148	14,059
Financing activities				
Issuance of common shares, net of costs	198	1,308	214	40,209
Buy-out of stock options (Note 1)	(9,805)	–	(9,805)	–
Equipment lease payments	–	(2,540)	–	(2,573)
Bank indebtedness	28,067	2,485	57,361	68,218
	18,460	1,253	47,770	105,854
Investing activities				
Capital expenditures	(28,101)	(20,956)	(78,526)	(40,090)
Disposition of petroleum and natural gas properties	–	10,678	–	10,678
Acquisition of petroleum and natural gas properties	–	(28)	–	(111,240)
Change in non-cash working capital	(8,826)	(5,902)	(17,417)	14,893
	(36,927)	(16,208)	(95,943)	(125,759)
Change in cash and cash equivalents	(1)	171	(25)	(5,846)
Cash and cash equivalents, beginning of period	217	135	241	6,152
Cash and cash equivalents, end of period	$ 216	$ 306	$ 216	$ 306
Cash interest paid	$ 1,226	$ 728	$ 2,125	$ 888
Cash taxes paid	$ 169	$ 94	$ 1,036	$ 175

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2005, accounts receivable included $72,500 due from Fairquest.

1. PLAN OF ARRANGEMENT

Under the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	$ 36,212

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2. CAPITAL ASSETS

	June 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 478,179	$ 436,826
Corporate assets	1,221	1,032
	479,400	437,858
Accumulated depletion and depreciation	(91,664)	(59,137)
	$ 387,736	$ 378,721

As at June 30, 2005, costs related to unproved properties in the amount of $22.3 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Six months ended June 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	–	5,769
Liabilities incurred	265	1,176
Dispositions	(757)	(643)
Liabilities settled	(224)	(189)
Accretion expense	573	918
Balance, end of period	$ 13,053	$ 13,196

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	–	746
Converted to trust units	(412)	(1,641)
Balance, June 30, 2005	6,588	$ 26,964

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At June 30, 2005, the exchange ratio was 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annualy at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued.

a) Trust Units of Fairborne Energy Trust

	Number	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Exchangeable shares converted	412	4,612
Balance, June 30, 2005	45,391	$ 183,618

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The market value of Trust Units issued on conversion was $4.6 million resulting in a reduction in non-controlling interest of $1.6 million, an increase in capital assets of $4.5 million and a future tax liability of $1.5 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered from redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

	Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	–	(32,863)
Reduction in capital for reclassification of deficit	–	(6,832)
Future tax impact of flow through shares	–	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, June 30, 2005	–	$ –

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Basic	50,303	38,984	51,548	35,693
Diluted	51,054	41,955	53,694	38,558

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units. The estimated fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity for the six months ended June 30, 2005:

	Number of options	Weighted average exercise price
Balance December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance June 30, 2005	–	$ –

The weighted average fair value of stock options granted in the six months ended June 30, 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	185
Balance, June 30, 2005	$ 185

7. FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at June 30, 2005:

Period	Volume	Price
July 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
August 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
August 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas fixed price physical sales contracts outstanding at June 30, 2005:

Period	Volume	Price
June 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
June 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
July 1 to July 31, 2005	5,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $7.50/GJ
July 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ)
November 1, 2005 to March 31, 2006	1,000 GJ/day	CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ)
December 1, 2005 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.00/GJ and a ceiling of CDN $10.15/GJ
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ

UNIT HOLDER INFORMATION

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen
Jung Associates Ltd.

Sproule Associates Ltd.

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: FEL.UN

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

DIRECTORS

Robert Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

OFFICERS

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and CFO

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE AUGUST 15, 2005

August 10, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.00996 to 1.01872. This increase will be effective on August 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	July 31, 2005
Opening Exchange Ratio:	1.00996
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of July):	$12.68
Increase in Exchange Ratio (**):	0.00876
Effective Date of the Increase in Exchange Ratio:	August 15, 2005
Exchange Ratio as of the Effective Date:	1.01872

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com


RECEIVED
2005 DEC -6 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 5, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the six months ended June 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open ended unincorporated investment trust.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate will be to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for disribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations and distributable cash/cash available for disribution, and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations and distributable cash/cash available for disribution, and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The six months ended June 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS – JUNE 1 TO JUNE 30, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the second quarter 2005 interim report and financial statements include two months operations of the former Fairborne Energy Ltd. and one month of operations as Fairborne Energy Trust. The following are some key operating and financial highlights specific to the Trust's operations for the month following conversion:

HIGHLIGHTS – FAIRBORNE ENERGY TRUST

	June 1 to June 30 2005
OPERATIONS (units as noted)	
Production	
Natural gas (Mcf per day)	46,343
Crude oil (bbls per day)	2,550
Natural gas liquids (bbls per day)	336
Total (BOE per day)	10,610
Average sales price	
Natural gas ($ per Mcf)	7.63
Crude oil ($ per bbl)	66.11
Natural gas liquids ($ per bbl)	44.33
FINANCIAL ($ thousands, except per unit amounts)	
Petroleum and natural gas revenue	16,242
Funds generated from operations	10,246
Cash distributions declared	4,993
Per unit	$ 0.11
Exploration and development expenditures	7,022
Working capital deficit	7,758
Bank indebtedness	124,580

During the first month of operations as a trust, Fairborne's daily production was reduced by approximately 400 BOE per day due to scheduled third party facility turnaround activities. Fairborne recorded average daily production in June of 10,610 BOE per day, with average production of approximately 11,000 BOE per day for the latter part of the month once turnaround activities were completed. The Trust expects to maintain or improve on this level of production for the remaining six months of 2005.

In the month of June, Fairborne realized a natural gas price of $7.63 per Mcf, which included $0.06 per Mcf of gains recorded on fixed price physical contracts. Fairborne's realized prices for crude oil and natural gas liquids in June 2005 were $66.11 per bbl and $44.33 per bbl respectively. There were no hedges outstanding on crude oil or NGLs during June 2005.

Strong commodity prices in June contributed to total revenues of $16.2 million for the month. Credits of $1.3 million recorded in June as an adjustment for 2004 crown royalties impacted funds generated from operations of $10.2 million ($8.9 million before crown adjustments) for the first month of operations.

Capital expenditures during the month of June included $0.3 million in land and lease acquisitions; $4.2 million in drilling and completions; and $2.5 million in well equipment and facility expenditures. The majority of expenditures during the month were focused in the Trust's Wild River and West Pembina/Brazeau properties. Expenditures during the month were financed through a combination of funds generated from operations and bank debt.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and investment opportunities, it is expected that the remaining 40% of cash available will fund the Trust's annual capital expenditure program, including minor property acquisitions.

($thousands except as noted)	June 1 to June 30 2005
Funds generated from operations	10,246
Less: One-time 2004 credits on crown royalties booked in June	(1,275)
Cash withheld to fund capital expenditures	(3,978)
Cash distributions declared	4,993
Cash distributions per unit	$ 0.11
Payout ratio	56%

M D & A

SECOND QUARTER 2005 RESULTS

Production

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	47,077	30,410	55	48,048	24,131	99
Crude oil (bbls per day)	2,558	2,492	3	2,801	2,224	26
Natural gas liquids (bbls per day)	422	241	75	410	190	116
Total (BOE per day)	10,826	7,801	39	11,219	6,436	74
Natural gas % of production	72%	65%	11	71%	62%	15

Fairborne's second quarter production averaged 10,826 BOE per day compared to 11,617 BOE per day in the first quarter of 2005, reflecting the impact of facility turnarounds and the disposition of properties to Fairquest. Pursuant to the Plan of Arrangement, the Trust disposed of producing natural gas properties averaging approximately 1,000 BOE per day to Fairquest effective June 1, 2005. Scheduled maintenance projects at major facilities during May and June 2005 also decreased second quarter average production by approximately 1,000 BOE per day.

Natural gas production averaged 47.1 MMcf per day in the second quarter 2005, 55% higher than the 2004 average of 30.4 MMcf per day. Strengthened natural gas production in 2005 reflects successful drilling and acquisition activities undertaken throughout 2004. New production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter of 2005 was offset by reduced production from facility turnarounds and the disposition to Fairquest. On a year-to-date basis, natural gas production has doubled in 2005 compared to 2004 primarily due to acquisitions undertaken in 2004 and new production being brought on-stream late in 2004 on the Columbia/Harlech properties, as well as coal bed methane wells in the Trust's Clive area.

Crude oil and NGL production for the second quarter of 2005 averaged 3,211 bbls per day, consistent with first quarter 2005 average production of 3,445 bbls per day. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in the first quarter of 2005, accounted for the majority of the increase in oil production compared to 2004 on both a quarter-over quarter basis and on a year-to-date basis.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the second quarter and six months ended June 30, 2005 as compared to the same period in 2004:

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	7.55	6.74	12	7.37	6.68	10
Crude oil ($ per bbl)	61.20	44.10	39	55.30	42.26	31
Natural gas liquids ($ per bbl)	45.29	50.11	(10)	46.55	47.66	(2)
BOE ($ per BOE)	49.07	41.90	17	47.07	40.98	15
Benchmark Prices						
WTI –Edmonton par (Cdn$ per bbl)	65.93	50.82	30	64.08	48.37	32
AECO (Cdn$ per Mcf)	7.36	6.98	5	7.13	6.70	6

HEDGING – FIXED PRICE PHYSICAL SALES CONTRACTS

The Trust uses a variety of risk management tools to achieve the following objectives:

- to provide greater certainty and stability to the Trust's capital program and distributions;
- to protect unitholder return on investment;
- to reduce risk exposure to budgeted annual cash flow projections; and
- to help ensure transaction economics on acquisitions.

NATURAL GAS

During the second quarter of 2005, 16% of natural gas was hedged under fixed price contracts resulting in a gain of $78,000, which is included in natural gas revenue and is reflected in the second quarter realized price ($0.02 per Mcf). On a year-to-date basis, Fairborne realized a natural gas price of $7.37 per Mcf, which includes $0.03 per Mcf on gains for fixed price contracts. Comparatively, Fairborne did not have any natural gas hedges during the second quarter of 2004 and on a year-to-date basis, Fairborne had hedged an average of 1,920 MMcf per day in 2004, which increased the natural gas price for the six months ended June 30, 2004 by $0.30 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after June 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
August 2005	17,352	7.98	16,438	9.08
September 2005	11,872	7.89	10,959	9.07
October 2005	13,699	7.89	12,785	9.04
November 2005	16,438	8.51	2,740	8.76
December 2005	9,132	9.03	1,826	11.11
January 2006	10,959	9.08	3,653	11.10
February 2006	10,959	9.08	3,653	11.10
March 2006	10,959	9.08	3,653	11.10
April - October 2006	1,826	8.21	1,826	9.91

Actual contracts converted from GJ to Mcf on the basis of 1.095 heat content.

CRUDE OIL

The Trust did not have any hedges on oil production during the second quarter of 2005. First quarter 2005 hedges were reflected in the year-to-date oil price as a reduction of $3.33 per bbl. Comparatively, fixed price contracts on 700 bbls per day of crude oil throughout the six months ended June 30, 2004, reduced the second quarter 2004 crude oil price by $3.21 and the six month average price by $2.80 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after June 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
August 2005	1,100	55.00	500	65.20
September 2005	1,100	55.00	500	65.20
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

	Three months ended June 30,			Six months ended June 30,		
($thousands)	2005	2004	%	2005	2004	%
Natural gas	32,364	18,752	73	64,081	29,439	118
Crude oil	14,244	10,101	41	28,039	17,206	63
Natural gas liquids	1,738	899	93	3,453	1,449	138
Other income	461	4	n/a	668	91	n/a
Total	48,807	29,756	64	96,241	48,185	100

Fairborne's revenue has doubled for the six months ended June 30, 2005 compared to the same period in 2004, reflecting strong commodity prices and the substantial growth in the Trust's production base.

Royalties

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	9,950	6,493	53	20,855	10,713	95
As a % of sales	20.4%	21.8%	(6)	21.7%	22.2%	(2)
Per BOE	$ 10.10	$ 9.15	10	$ 10.27	$ 9.15	12

Fairborne's reported royalty rate was lower in the second quarter 2005 (20.4%) compared to the first quarter 2005 (22.9%) and compared to the prior year (21.8%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 gas cost allowance recorded in June 2005. Fairborne expects royalties to average between 22% and 24% for the remainder of 2005.

Transportation Expenses

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	697	31	n/a	964	53	n/a
Per BOE	$ 0.71	$ 0.04	n/a	$ 0.47	$ 0.04	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

M D & A

Production Expenses

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Production costs ($thousands)	8,165	5,770	42	16,741	8,688	93
Per BOE	$ 8.28	$ 8.13	2	$ 8.24	$ 7.42	11

Fairborne recorded $8.2 million in production expenses during the second quarter of 2005 which included periodic maintenance expenses of approximately $0.9 million incurred for scheduled turnarounds on the Trust's Clive, Haynes, and Woodriver properties. Despite additional workover costs and reduced production due to downtime, on a BOE basis, production expenses of $8.28 per BOE for the second quarter of 2005 were lower than the immediately preceding first quarter of 2005 at $8.46 per BOE. On a year-to-date basis, the increase in operating costs from 2004 reflects Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

Operating Netbacks

	Three months ended June 30,			Six months ended June 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	49.07	41.90	17	47.07	40.98	15
Other income	0.47	0.01	n/a	0.33	0.08	n/a
Royalty expense	(10.10)	(9.15)	10	(10.27)	(9.15)	12
Transportation expense	(0.71)	(0.04)	n/a	(0.47)	(0.04)	n/a
Production expenses	(8.28)	(8.13)	2	(8.24)	(7.42)	11
Operating netback	30.45	24.59	24	28.42	24.45	16

Stronger commodity prices were primarily responsible for the 24% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as the 16% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	1,428	1,557	(8)	2,660	2,622	1
Trust Unit compensation costs	185	248	(25)	585	321	82
Total G&A expenses	1,613	1,805	(11)	3,245	2,943	10
Per BOE	$ 1.64	$ 2.54	(35)	$ 1.60	$ 2.51	(36)

General and administrative expenses, net of recoveries for the second quarter of 2005 have decreased from the second quarter 2004 as a result of overhead recoveries recorded on a significantly larger capital expenditure program in 2005 ($28 million in 2005 vs. $21 million in 2004). G&A expenses increased on a year-to-date basis due to increased technical and administrative staff levels associated with added properties, production and capital spending compared to the same period in 2004. Although G&A costs have increased in total, on a BOE basis, G&A costs per BOE have decreased by approximately 35% for both the three and six months ended June 30, 2005 compared to 2004.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the second quarter of 2005, G&A expenses were reduced by $39,000 for recoveries under this agreement.

Compensation expense for the three months ended June 30, 2005 of $185,000 includes one month amortization of the fair value of Units issued pursuant to the Trust Incentive Plan implemented in June 2005. Compensation expense for stock options of Fairborne Energy Ltd. outstanding prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Interest expenses ($thousands)	1,184	728	63	2,125	888	139
Per BOE	$ 1.20	$ 1.03	17	$ 1.05	$ 0.76	38

Interest expense for the three and six months ended June 30, 2005 has increased from the prior year consistent with higher debt levels primarily resulting from 2004 corporate and property acquisitions financed partially by bank debt.

Trust Conversion Costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Depletion, Depreciation and Accretion

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion	16,351	10,174	61	33,140	15,293	117
Per BOE	$ 16.60	$ 14.34	16	$ 16.32	$ 13.06	25

Depletion and depreciation of capital assets and accretion of asset retirement obligations increased 61% for the second quarter of 2005 and 117% for the six months ended June 30, 2005 as compared to the prior year. The increase is due to both higher production and a higher depletable base partially resulting from the acquisition of West Pembina properties and the acquisition of Case completed during 2004 which were added at their fair market value. The depletion rate was not significantly impacted by the disposition to Fairquest which was recorded at carrying book values.

Taxes

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Capital taxes	135	94	44	354	175	102
Future	335	1,875	(82)	3,532	3,351	5
Total taxes	470	1,969	(76)	3,886	3,526	10
Per BOE	$ 0.48	$ 2.77	(83)	$ 1.91	$ 3.01	(37)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. The Trust is a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders. It is expected that the Trust will not incur any cash income taxes in the future and as such, the future tax liability recorded on the balance sheet should be recovered through future net earnings on the statement of operations and accumulated earnings.

Non-controlling interest

Under the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

($thousands except as noted)	Three months ended June 30, 2005	2004	%	Six months ended June 30, 2005	2004	%
Funds generated from operations	23,760	15,083	58	49,054	25,046	96
Per unit – basic	$ 0.47	$ 0.39	21	$ 0.95	$ 0.70	36
Per unit – diluted	$ 0.47	$ 0.36	31	$ 0.91	$ 0.64	42
Net Income	2,719	2,786	(2)	7,627	6,081	25
Per unit – basic	$ 0.05	$ 0.07	(29)	$ 0.15	$ 0.17	(12)
Per unit – diluted	$ 0.05	$ 0.07	(29)	$ 0.14	$ 0.16	(13)

Compared to 2004, funds generated from operations increased 58% for the second quarter of 2005 and almost doubled for the six months ended June 30, 2005. Compared to the first quarter of 2005, funds generated from operations decreased by 6% due to trust conversion costs, turnaround costs and reduced production associated with properties transferred to Fairquest. These reductions were partially offset by increased commodity prices and crown royalty credits booked in the second quarter 2005.

Net income for the second quarter of 2005 was marginally lower than the same period in 2004 due to provisions for non-controlling interests and trust conversion costs which were only partially offset by reductions in future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairborne's exploration and development program for the second quarter of 2005 totaled $28.1 million, which included the following:

($thousands)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Exploration and development				
Land and lease acquisitions	469	542	1,675	2,123
Geological and geophysical	454	5,712	475	7,086
Drilling, completions and workovers	12,307	6,996	38,838	17,574
Well equipment and facilities	14,762	7,554	37,309	13,106
Corporate assets	109	152	229	201
	28,101	20,956	78,526	40,090
Acquisitions, net of dispositions	(36,453)	(10,650)	(36,453)	100,562
Total	(8,352)	10,306	42,073	140,652

During the second quarter of 2005, the Trust spent $12.3 million on drilling and completion activities, including drilling a total of six (3.05 net) wells resulting in five (2.08 net) natural gas wells, and one (1.0 net) oil well for a success rate of 100%.

Well equipment and facility expenditures of $14.8 million were focused on the Trust's Clive, Wild River and West Pembina properties. At Clive, expenditures included the tie-in of several CBM wells in addition to facility and pipeline modifications to allow CBM gas to be delivered directly to sales receipt points. At Wild River, the Trust utilized scheduled downtime from third party facility turnarounds to install a down-hole injection string and additional surface facilities to provide a more cost effective treatment for sulphur disposition issues in the area. At West Pembina/Brazeau, the Trust installed a new compressor facility, tied-in several wells and installed wellsite facilities.

Exploration and development expenditures were financed through a combination of funds generated from operations after distributions to unitholders and bank debt.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million. The conversion of exchangeable shares was recorded as a $4.5 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At June 30, 2005, the Trust had $124.6 million in bank indebtedness and $7.8 million in working capital deficiency. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Company had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement, Fairborne issued approximately 45 million Trust units and seven million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At June 30, 2005, the exchange ratio was still 1:1.

On June 6, 2005, Fairborne granted 497,000 Restricted Units and 291,400 Performance Units. The fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of August 5, 2005, the Trust had 45,456,543 Trust Units, and 6,522,571 exchangeable shares outstanding.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q2 2005	Q1 2005	Q4 2004	Q3 2004
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales, before royalties	48,807	47,434	41,976	35,391
Funds generated from operations	23,760	25,294	21,569	19,784
Per unit – basic	$ 0.47	$ 0.51	$ 0.47	$ 0.48
Per unit – diluted	$ 0.47	$ 0.48	$ 0.46	$ 0.44
Net Income	2,719	4,908	4,158	3,463
Per unit – basic	$ 0.05	$ 0.10	$ 0.09	$ 0.08
Per unit – diluted	$ 0.05	$ 0.09	$ 0.08	$ 0.08
Total assets	451,849	480,089	434,830	379,450
Working capital deficit	7,758	16,823	20,839	25,393
Bank indebtedness	124,580	106,513	77,219	69,698
Operations				
Average production				
Natural gas (Mcf per day)	47,077	49,030	43,480	32,569
Crude oil (bbls per day)	2,558	3,047	2,892	3,038
Natural gas liquids (bbls per day)	422	398	495	348
Total (BOE per day)	10,826	11,617	10,633	8,814

M D & A

	Q2 2004	Q1 2004	Q4 2003 (restated)	Q3 2003 (restated)
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales, before royalties	29,756	18,450	15,523	15,779
Funds generated from operations	15,083	9,963	8,409	9,056
Per unit - basic	$ 0.39	$ 0.31	$ 0.27	$ 0.30
Per unit - diluted	$ 0.36	$ 0.28	$ 0.23	$ 0.28
Net Income	2,786	3,295	2,308	3,069
Per unit - basic	$ 0.07	$ 0.10	$ 0.06	$ 0.10
Per unit - diluted	$ 0.07	$ 0.09	$ 0.06	$ 0.09
Total assets	272,115	266,338	139,925	121,124
Working capital deficit	8,626	17,196	1,430	10,625
Bank indebtedness	76,159	73,674	7,941	6,838
Operations				
Production				
Natural gas (Mcf per day)	30,410	17,853	14,835	14,265
Crude oil (bbls per day)	2,492	1,956	2,144	2,291
Natural gas liquids (bbls per day)	241	139	182	147
Total (BOE per day)	7,801	5,071	4,799	4,815

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations - all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		June 30, 2005	December 31, 2004
		(unaudited)	(audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 216	$ 241
Accounts receivable		43,191	36,608
Prepaid expenses and deposits		4,536	3,090
		47,943	39,939
Capital assets	(Note 2)	387,736	378,721
Goodwill		16,170	16,170
		$ 451,849	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 50,708	$ 60,778
Cash distributions payable		4,993	–
Bank indebtedness	(Note 3)	–	77,219
		55,701	137,997
Bank indebtedness	(Note 3)	124,580	–
Non-controlling interest	(Note 5)	26,964	–
Asset retirement obligation	(Note 4)	13,053	13,196
Future income taxes		47,962	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	183,618	220,151
Contributed surplus	(Note 6)	185	1,094
Accumulated earnings		4,779	26,532
Accumulated distributions		(4,993)	–
		183,589	247,777
		$ 451,849	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Revenue					
Petroleum and natural gas		$ 48,807	$ 29,756	$ 96,241	$ 48,185
Royalties		(9,950)	(6,493)	(20,855)	(10,713)
Transportation		(697)	(31)	(964)	(53)
		38,160	23,232	74,422	37,419
Expenses					
Production		8,165	5,770	16,741	8,688
General and administrative		1,613	1,805	3,245	2,943
Interest		1,184	728	2,125	888
Trust conversion costs	(Note 1)	6,912	–	6,912	–
Depletion, depreciation and accretion		16,351	10,174	33,140	15,293
		34,225	18,477	62,163	27,812
Income before taxes		3,935	4,755	12,259	9,607
Taxes					
Future		335	1,875	3,532	3,351
Capital		135	94	354	175
		470	1,969	3,886	3,526
Net income before non-controlling interest		3,465	2,786	8,373	6,081
Non-controlling interest	(Note 6)	746	–	746	–
Net income		2,719	2,786	7,627	6,081
Accumulated earnings, beginning of period		31,440	16,125	26,532	12,830
Plan of Arrangement	(Note 1)	(36,212)	–	(36,212)	–
Reclassification of deficit pursuant to Plan of Arrangement		6,832	–	6,832	–
Accumulated earnings, end of period		$ 4,779	$ 18,911	$ 4,779	$ 18,911
Net income per unit	(Note 6)				
Basic		$ 0.05	$ 0.07	$ 0.15	$ 0.17
Diluted		$ 0.05	$ 0.07	$ 0.14	$ 0.16

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)	For the three months ended June 30, 2005	2004	For the six months ended June 30, 2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ 2,719	$ 2,786	$ 7,627	$ 6,081
Items not involving cash				
Depletion, depreciation and accretion	16,351	10,174	33,140	15,293
Compensation expense	185	248	585	321
Trust conversion costs (Note 1)	3,424	–	3,424	–
Future income taxes	335	1,875	3,532	3,351
Non-controlling interest	746	–	746	–
	23,760	15,083	49,054	25,046
Asset retirement expenditures	(61)	–	(224)	(17)
Change in non-cash working capital	(5,233)	43	(682)	(10,970)
	18,466	15,126	48,148	14,059
Financing activities				
Issuance of common shares, net of costs	198	1,308	214	40,209
Buy-out of stock options (Note 1)	(9,805)	–	(9,805)	–
Equipment lease payments	–	(2,540)	–	(2,573)
Bank indebtedness	28,067	2,485	57,361	68,218
	18,460	1,253	47,770	105,854
Investing activities				
Capital expenditures	(28,101)	(20,956)	(78,526)	(40,090)
Disposition of petroleum and natural gas properties	–	10,678	–	10,678
Acquisition of petroleum and natural gas properties	–	(28)	–	(111,240)
Change in non-cash working capital	(8,826)	(5,902)	(17,417)	14,893
	(36,927)	(16,208)	(95,943)	(125,759)
Change in cash and cash equivalents	(1)	171	(25)	(5,846)
Cash and cash equivalents, beginning of period	217	135	241	6,152
Cash and cash equivalents, end of period	$ 216	$ 306	$ 216	$ 306
Cash interest paid	$ 1,226	$ 728	$ 2,125	$ 888
Cash taxes paid	$ 169	$ 94	$ 1,036	$ 175

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was converted into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at June 30, 2005, accounts receivable included $72,500 due from Fairquest.

1. PLAN OF ARRANGEMENT

Under the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	$ 36,212

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2. CAPITAL ASSETS

	June 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 478,179	$ 436,826
Corporate assets	1,221	1,032
	479,400	437,858
Accumulated depletion and depreciation	(91,664)	(59,137)
	$ 387,736	$ 378,721

As at June 30, 2005, costs related to unproved properties in the amount of $22.3 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At June 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Six months ended June 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	-	5,769
Liabilities incurred	265	1,176
Dispositions	(757)	(643)
Liabilities settled	(224)	(189)
Accretion expense	573	918
Balance, end of period	$ 13,053	$ 13,196

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	–	746
Converted to trust units	(412)	(1,641)
Balance, June 30, 2005	6,588	$ 26,964

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At June 30, 2005, the exchange ratio was 1:1. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annualy at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units may be authorized and issued.

a) Trust Units of Fairborne Energy Trust

	Number	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Exchangeable shares converted	412	4,612
Balance, June 30, 2005	45,391	$ 183,618

During June 2005, 412,289 exchangeable shares were converted to Trust Units at an exchange ratio of 1:1. The market value of Trust Units issued on conversion was $4.6 million resulting in a reduction in non-controlling interest of $1.6 million, an increase in capital assets of $4.5 million and a future tax liability of $1.5 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered from redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

	Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	–	(32,863)
Reduction in capital for reclassification of deficit	–	(6,832)
Future tax impact of flow through shares	–	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, June 30, 2005	–	$ –

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	2005	2004
Basic	50,303	38,984	51,548	35,693
Diluted	51,054	41,955	53,694	38,558

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units. The estimated fair value of the units granted of $8.5 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity for the six months ended June 30, 2005:

	Number of options	Weighted average exercise price
Balance December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance June 30, 2005	–	$ –

The weighted average fair value of stock options granted in the six months ended June 30, 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	185
Balance, June 30, 2005	$ 185

7. FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at June 30, 2005:

Period	Volume	Price
July 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
August 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
August 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas fixed price physical sales contracts outstanding at June 30, 2005:

Period	Volume	Price
June 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
June 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
July 1 to July 31, 2005	5,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $7.50/GJ
July 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.00/GJ plus 50% of the AECO C Monthly Index over CDN $8.00/GJ (floor of $8.00/GJ)
November 1, 2005 to March 31, 2006	1,000 GJ/day	CDN $8.05/GJ plus 50% of the AECO C Monthly Index over CDN $8.05/GJ (floor of $8.05/GJ)
December 1, 2005 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.00/GJ and a ceiling of CDN $10.15/GJ
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ

UNIT HOLDER INFORMATION

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen Jung Associates Ltd.

Sproule Associates Ltd.

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: FEL.UN

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special General Meeting of Shareholders.

DIRECTORS

Robert Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

OFFICERS

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and CFO

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com

FORM 52-109FT2

RECEIVED
2005 DEC -6 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Aaron Grandberg
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

August 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of August 2005. The distribution will be paid on September 15, 2005 to Unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-3216
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE SEPTEMBER 15, 2005

September 2, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.01872 to 1.02694. This increase will be effective on September 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	August 31, 2005
Opening Exchange Ratio:	1.01872
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of August):	$13.63
Increase in Exchange Ratio (**):	0.00822
Effective Date of the Increase in Exchange Ratio:	September 15, 2005
Exchange Ratio as of the Effective Date:	1.02694

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECEIVED
2005 DEC -6 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

September 16, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of September 2005. The distribution will be paid on October 17, 2005 to Unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

For immediate release
September 21, 2005

Fairborne Energy Trust Updates Activity and Corporate Presentation

Fairborne Energy Trust is pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairborne will be presenting at the FirstEnergy Trust Conference on September 22, 2005. This presentation will be Webcast starting at 10:54 PST.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE OCTOBER 17, 2005

October 7, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.02694 to 1.03340. This increase will be effective on October 17, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	September 30, 2005
Opening Exchange Ratio:	1.02694
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of August):	$17.50
Increase in Exchange Ratio (**):	0.00646
Effective Date of the Increase in Exchange Ratio:	October 17, 2005
Exchange Ratio as of the Effective Date:	1.03340

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESS RELEASE

FAIRBORNE ENERGY TRUST
CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.11 PER UNIT

October 18, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.11 per trust unit for the month of October 2005. The distribution will be paid on November 15, 2005 to Unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



PRESS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES INCREASE TO EXCHANGEABLE RATIO EFFECTIVE NOVEMBER 15, 2005

November 8, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today announced the increase to the Exchange Ratio of the Exchangeable Shares of Fairborne Energy Ltd. from 1.03340 to 1.04055. This increase will be effective on November 15, 2005.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Fairborne Energy Trust Distribution:	October 31, 2005
Opening Exchange Ratio:	1.03340
Fairborne Energy Trust Distribution per Unit:	$0.11
Five-day Weighted Average Trading Price of FEL.UN (prior to the end of August):	$15.90
Increase in Exchange Ratio (**):	0.00715
Effective Date of the Increase in Exchange Ratio:	November 15, 2005
Exchange Ratio as of the Effective Date:	1.04055

(**) The increase in the Exchange Ratio is calculated by multiplying the Fairborne Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Five-day Weighted Average Trading Price of FEL.UN.

Exchangeable Shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL. A holder of Fairborne Energy Ltd. Exchangeable Shares can exchange all or a portion of their holdings into trust units of Fairborne Energy Trust at any time, by giving notice to their investment advisor or Computershare Trust Company of Canada at its principal transfer office at Suite 710, 530 – 8th Ave., SW, Calgary, Alberta T2P 3S8.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 4, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the nine months ended September 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method applicable at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and the Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS COMMENCING JUNE 1, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the third quarter 2005 interim report and financial statements include operations as the Trust for the three months ended September 30, 2005 and include five months of operations of the former Fairborne Energy Ltd. and four months of operations as Fairborne Energy Trust for the nine months ended September 30, 2005.

THIRD QUARTER 2005 RESULTS

Production

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	49,412	32,569	52	48,508	26,964	80
Crude oil (bbls per day)	2,684	3,038	(12)	2,762	2,497	11
Natural gas liquids (bbls per day)	402	348	16	407	243	67
Total (BOE per day)	11,321	8,814	28	11,253	7,234	56
Natural gas % of production	73%	62%	18	72%	62%	16

Fairborne's third quarter production averaged 11,321 BOE per day, 5% higher than the immediately preceding second quarter of 2005 (10,826 BOE per day), and 6% higher than the Trust's first month of operations in June 2005 (10,610 BOE per day). Natural gas production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter contributed to the production increases for the third quarter of 2005.

Natural gas production averaged 49.4 MMcf per day in the third quarter 2005, 5% higher than the immediately preceding second quarter of 2005 (47.1 MMcf per day), reflecting new production in the Peace River Arch and Columbia/Harlech added late in the second quarter. Compared to the prior year, the 80% increase in natural gas production for the nine months ended September 30, 2005 reflects successful drilling and acquisition activities undertaken throughout 2004 and 2005 with new production on the Peace River Arch and Columbia/Harlech properties, as well as coal bed methane ("CBM") wells in the Clive area.

Crude oil and NGL production for the third quarter of 2005 averaged 3,086 bbls per day, consistent with second quarter 2005 average production of 2,980 bbls per day. Compared to third quarter 2004, crude oil and NGL production has decreased from 3,386 bbls per day as a result of natural production declines and the Trust's focus on natural gas properties. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in early 2005, accounted for the 16% increase in oil production compared to 2004 on a year-to-date basis.

The Trust's fourth quarter 2005 production will be impacted by a reduction to the Trust's working interest in the Wild River area resulting from the payout of a significant well during the fourth quarter. The Trust expects new production from current drilling activities to offset reduced production of

approximately 500 BOE per day due to the anticipated Wild River payout by the end of the fourth quarter.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the third quarter and nine months ended September 30, 2005 as compared to the same period in 2004:

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	9.20	6.66	38	8.00	6.69	20
Crude oil ($ per bbl)	70.88	49.16	44	60.40	45.22	34
Natural gas liquids ($ per bbl)	52.40	47.65	10	48.50	44.65	9
BOE ($ per BOE)	58.83	43.49	35	51.05	42.08	21
Benchmark Prices						
WTI -Edmonton par (Cdn$ per bbl)	78.11	56.61	38	68.85	51.20	34
AECO (Cdn$ per Mcf)						
Monthly Index	8.15	6.67	22	7.42	6.79	9
Daily Index	9.27	6.22	49	7.85	6.54	20

HEDGING - PHYSICAL SALES CONTRACTS

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure to budgeted annual cash flow projections; and
- help ensure transaction economics on acquisitions.

Due to recent volatility in commodity energy markets, Fairborne's approach to price risk management involves a portfolio based strategy which utilizes shorter hedges with primarily floor based instruments. In addition, Fairborne has moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize upside exposure in current market conditions. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure.

NATURAL GAS

During the third quarter of 2005, an average of 14,007 Mcf per day was committed to physical sales contracts representing 28% of the Trust's natural gas production under fixed price contracts. Fairborne realized a natural gas price of $9.20 per Mcf for the third quarter of 2005 and a natural gas price of $8.00 per Mcf on a year to date basis, an increase of 20% compared to 2004.

M D & A

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after September 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
October 2005	13,636	7.930	12,727	9.081
November 2005	16,364	8.549	2,727	8.800
December 2005	12,727	9.257	3,636	14.190
January 2006	15,455	9.468	5,455	13.174
February 2006	15,455	9.468	5,455	13.174
March 2006	15,455	9.468	5,455	13.174
April-October 2006	3,636	9.147	1,818	9.955

CRUDE OIL

During the third quarter the Trust had an average of 830 bbls per day of crude oil committed to physical sales contracts with an average floor price of US$55.00 per bbl. The Trust realized a price of CDN$70.88 per bbl for the third quarter of 2005, 44% higher than the same quarter in 2004. The year to date realized price was CDN$60.40 per bbl which was a 34% increase on a comparative basis to 2004.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after September 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

	Three months ended September 30,			Nine months ended September 30,		
($thousands)	2005	2004	%	2005	2004	%
Natural gas	41,837	20,059	109	105,918	49,398	114
Crude oil	17,500	13,681	28	45,539	31,040	47
Natural gas liquids	1,937	1,529	27	5,390	2,978	81
Other income	382	122	213	1,050	213	393
Total	61,656	35,391	74	157,897	83,629	89

Fairborne's revenue for the third quarter of 2005 increased 26% over the second quarter 2005 due to increases in both production and commodity prices. Revenue increases of 74% for the three months ended and 89% for the nine months ended September 30, 2005 compared to the same period in 2004, also reflected strong commodity prices and a substantial growth in the Trust's production base.

Royalties

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	12,957	7,404	75	33,812	18,117	87
As a % of sales	21.0%	20.9%	–	21.4%	21.7%	(1)
Per BOE	12.44	9.13	36	11.01	9.14	20

Fairborne's reported royalty rate of 21.0% for the third quarter of 2005 was consistent with the prior year. On a year to date basis, the 2005 royalty rate of 21.4% was slightly lower compared to 2004 (21.7%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 capital cost allowance recorded in the second quarter of 2005.

Transportation Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	1,084	42	n/a	2,048	95	n/a
Per BOE	1.04	0.05	n/a	0.67	0.05	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Production costs *($thousands)*	9,581	6,048	58	26,322	14,789	78
Per BOE	9.20	7.46	23	8.57	7.46	15

Fairborne's third quarter production expenses of $9.6 million, or $9.20 per BOE included third party processing fee adjustments for the first half of 2005 of approximately $0.3 million. Compared to 2004, the increase in BOE operating costs on a quarter-over-quarter and year to date basis reflects general increases in industry service costs as well as Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

M D & A

The Trust anticipates production costs to average $8.50 to $9.00 per BOE for the remainder of 2005.

Operating Netbacks

	Three months ended September 30,			Nine months ended September 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	58.83	43.49	35	51.05	42.08	21
Other income	0.37	0.15	147	0.34	0.11	209
Royalty expense	(12.44)	(9.13)	36	(11.01)	(9.14)	20
Transportation expense	(1.04)	(0.05)	n/a	(0.67)	(0.05)	n/a
Production expenses	(9.20)	(7.46)	23	(8.57)	(7.46)	15
Operating netback	36.52	27.00	35	31.14	25.54	22

Stronger commodity prices offset increases in royalties, transportation costs and production expenses to effect a 35% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as a 22% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	1,238	1,214	2	3,888	3,836	1
Trust Unit compensation costs	760	259	193	1,345	580	132
Total G&A expenses	1,998	1,473	36	5,233	4,416	19
G&A expenses per BOE	1.19	1.50	(21)	1.26	1.93	(35)
Trust unit compensation costs per BOE	0.73	0.31	135	0.44	0.29	52

Fairborne recorded $1.2 million of G&A expenses for the third quarter of 2005, representing a rate of $1.19 per BOE. In total, G&A expenses are consistent with 2004 on a quarter over quarter and year to date basis, after recoveries. On a BOE basis, third quarter G&A costs per BOE have decreased by 21% compared to the second quarter of 2004 and have decreased on a year to date basis by 35% compared to 2004, consistent with increased production.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the third quarter of 2005, $395,000 was credited to G&A expenses as a recovery under this Agreement with $434,000 recovered over the four month period beginning June 1, 2005.

Compensation expense of $760,000 for the third quarter of 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. On a year to date basis, compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Interest expense *($thousands)*	1,223	687	78	3,348	1,575	113
Per BOE	1.17	0.85	38	1.09	0.79	38

Interest expense of $1.2 million for the third quarter of 2005 was consistent with $1.2 million recorded for the immediately preceding second quarter. Compared to the prior year, interest expense has increased for both the three and nine months ended September 30, 2005 as a result of higher debt levels.

Trust conversion costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings for the nine months ended September 30, 2005.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion *($thousands)*	17,258	12,853	34	50,398	28,146	79
Per BOE	16.57	15.85	5	16.41	14.20	16

On a BOE basis, DD&A of $16.57 per BOE in the third quarter of 2005 was consistent with the preceding second quarter of 2005 and was 5% higher than the third quarter of 2004. For the nine months ended September 30, 2005, the DD&A rate increased 16% to $16.41 per BOE primarily due to acquisitions in 2004 which were recorded at fair values in excess of existing DD&A rates at the time of acquisition.

Taxes

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Capital taxes	177	212	(17)	531	387	37
Future taxes	(250)	3,209	(108)	3,282	6,560	(50)
Total taxes	(73)	3,421	(102)	3,813	6,947	(45)
Per BOE	(0.07)	4.22	(102)	1.24	3.51	(65)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During the third quarter of 2005, Fairborne recorded a future tax recovery of $250,000. Fairborne does not anticipate paying cash income taxes in its operating entities in 2005 as these entities have sufficient tax pools to offset taxable income. The Trust is also a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Funds generated from operations	35,406	19,784	79	84,460	44,830	88
Per unit - basic	$0.78	$0.48	63	$1.78	$1.17	52
Per unit - diluted	$0.67	$0.44	52	$1.61	$1.09	48
Net Income	15,482	3,463	347	23,109	9,544	142
Per unit - basic	$0.34	$0.08	325	$0.49	$0.25	96
Per unit - diluted	$0.33	$0.08	313	$0.49	$0.23	113

Fueled by high commodity prices, funds generated from operations for the third quarter of 2005 increased 49% compared to the second quarter of 2005 and 79% compared to the third quarter of 2004. For the nine months ended September 30, 2005, funds generated from operations increased 88% due to increased production levels and high commodity prices.

Net income for the third quarter of 2005 reflected increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

($thousands)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Exploration and development				
Land and lease acquisitions	868	1,510	2,543	3,633
Geological and geophysical	139	87	614	7,173
Drilling, completions and workovers	7,829	25,411	46,667	42,985
Well equipment and facilities	7,915	8,899	45,224	22,005
Corporate assets	1,825	81	2,054	282
	18,576	35,988	97,102	76,078
Acquisitions, net of dispositions	(3,543)	68,426	(44,498)	168,988
Conversion of exchangeable shares	3,616	-	8,118	-
Total	18,649	104,414	60,722	245,066

During the third quarter of 2005, the Trust spent $7.8 million on drilling and completion activities, including drilling a total of 26 (14.3 net) wells drilled resulting in 22 (12.5 net) natural gas wells, and 4 (1.8 net) oil wells for a success rate of 100%.

Well equipment and facility expenditures of $7.9 million included expenditures on the Trust's Clive, Gordondale and Wild River properties. At Clive, the Trust continued to build pipelines and make modifications to allow CBM gas to be delivered directly to sales receipt points. At Gordondale, the Trust installed facilities which allowed the first sour oil production to commence. At Wild River, the follow-up well to the original discovery well was brought on production.

During the third quarter, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $8.1 million acquisition of petroleum and natural gas assets ($3.6 million in the third quarter 2005) based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At September 30, 2005, the Trust had net debt of $127.6 which included $128.5 million in bank indebtedness offset by working capital of $0.9 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the Trust's total facility to $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, Fairborne issued approximately 45 million Trust units and 7 million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During the third quarter of 2005, 271,599 exchangeable shares were converted into 276,123 Trust Units. Since the trust conversion on June 1, 2005, 683,888 exchangeable shares have been converted into 688,412 Trust units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At September 30, 2005, the exchange ratio was 1 exchangeable share to 1.02694 Trust units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units under the Trust Incentive Plan. During the third quarter of 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued. The total estimated fair value of units granted of $9.3 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of November 4, 2005, the Trust had 46,041,887 Trust Units, and 5,953,204 exchangeable shares outstanding.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of between 50% and 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

During the third quarter of 2005, commodity prices remained exceptionally strong resulting in higher cash available for distribution than anticipated, and therefore, a payout ratio of only 42% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne has increased its monthly distributions by 18% from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

	Three months ended September 30, 2005	Four months ended September 30, 2005
Funds generated from operations	35,406	45,652
Less: One-time 2004 credits on crown royalties booked in June	-	(1,275)
Cash withheld	(20,359)	(24,337)
Cash distributions declared	15,047	20,040
Cash distributions per unit per month	$0.11	$0.11
Payout ratio	42%	44%

M D & A

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	61,656	48,807	47,434	41,976
Funds generated from operations	35,406	23,760	25,294	21,569
Per unit - basic	$0.78	$0.47	$0.51	$0.47
Per unit - diluted	$0.67	$0.47	$0.48	$0.46
Net Income	15,482	2,719	4,908	4,158
Per unit - basic	$0.34	$0.05	$0.10	$0.09
Per unit - diluted	$0.33	$0.05	$0.09	$0.08
Total assets	458,603	451,849	480,089	434,830
Working capital deficit (excess)	(984)	7,758	16,823	20,839
Bank indebtedness	128,548	124,580	106,513	77,219
Operations				
Average production				
Natural gas (Mcf per day)	49,412	47,077	49,030	43,480
Crude oil (bbls per day)	2,684	2,558	3,047	2,892
Natural gas liquids (bbls per day)	402	422	398	495
Total (BOE per day)	11,321	10,826	11,617	10,633

	Q2 2004	Q2 2004	Q1 2004	Q4 2003
				(restated)
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	35,391	29,787	18,450	15,523
Funds generated from operations	19,784	15,083	9,963	8,409
Per unit - basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per unit - diluted	$ 0.44	$ 0.36	$ 0.28	$ 0.23
Net Income	3,463	2,786	3,295	2,308
Per unit - basic	$ 0.08	$ 0.07	$ 0.10	$ 0.06
Per unit - diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.06
Total assets	379,450	272,115	266,338	139,925
Working capital deficit	25,393	8,626	17,196	1,430
Bank indebtedness	69,698	76,159	73,674	7,941
Operations				
Production				
Natural gas (Mcf per day)	32,569	30,410	17,853	14,835
Crude oil (bbls per day)	3,038	2,492	1,956	2,144
Natural gas liquids (bbls per day)	348	241	139	182
Total (BOE per day)	8,814	7,801	5,071	4,799

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne is also exposed to federal government tax initiatives including the September 2005 discussion paper on the tax status and structure of income trusts. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		September 30, 2005	December 31, 2004
		(unaudited)	(audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 216	$ 241
Accounts receivable		47,808	36,608
Prepaid expenses and deposits		4,904	3,090
		52,928	39,939
Capital assets	(Note 2)	389,505	378,721
Goodwill		16,170	16,170
		$ 458,603	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 46,921	$ 60,778
Cash distributions payable		5,023	-
Bank indebtedness	(Note 3)	3,548	77,219
		55,492	137,997
Bank indebtedness	(Note 3)	125,000	-
Non-controlling interest	(Note 5)	28,039	-
Asset retirement obligation	(Note 4)	12,879	13,196
Future income taxes		48,941	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	187,086	220,151
Contributed surplus	(Note 6)	945	1,094
Accumulated earnings		20,261	26,532
Accumulated distributions		(20,040)	-
		188,252	247,777
		$ 458,603	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Revenue					
Petroleum and natural gas		$ 61,656	$ 35,391	$ 157,897	$ 83,629
Royalties		(12,957)	(7,404)	(33,812)	(18,117)
Transportation		(1,084)	(42)	(2,048)	(95)
		47,615	27,945	122,037	65,417
Expenses					
Production		9,581	6,048	26,322	14,789
General and administrative		1,988	1,473	5,233	4,416
Interest		1,223	687	3,348	1,575
Trust conversion costs	(Note 1)	–	–	6,912	–
Depletion, depreciation and accretion		17,258	12,853	50,398	28,146
		30,050	21,061	92,213	48,926
Income before taxes		17,565	6,884	29,824	16,491
Taxes					
Future (reduction)		(250)	3,209	3,282	6,560
Capital		177	212	531	387
		(73)	3,421	3,813	6,947
Net income before non-controlling interest		17,638	3,463	26,011	9,544
Non-controlling interest	(Note 5)	2,156	–	2,902	–
Net income		15,482	3,463	23,109	9,544
Accumulated earnings, beginning of period		4,779	18,911	26,532	12,830
Plan of Arrangement	(Note 1)	–	–	(36,212)	–
Reclassification of deficit pursuant to Plan of Arrangement		–	–	6,832	–
Accumulated earnings, end of period		$ 20,261	$ 22,374	$ 20,261	$ 22,374
Net income per unit	(Note 6)				
Basic		$ 0.34	$ 0.08	$ 0.49	$ 0.25
Diluted		$ 0.33	$ 0.08	$ 0.49	$ 0.23

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)	For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Cash provided by (used in):				
Operating activities				
Net income	$ 15,482	$ 3,463	$ 23,109	$ 9,544
Items not involving cash				
Depletion, depreciation and accretion	17,258	12,853	50,398	28,146
Compensation expense	760	259	1,345	580
Trust conversion costs (Note 1)	–	–	3,424	–
Future income taxes (reduction)	(250)	3,209	3,282	6,560
Non-controlling interest	2,156	–	2,902	–
	35,406	19,784	84,460	44,830
Asset retirement expenditures	(551)	(96)	(775)	(113)
Change in non-cash working capital	(4,854)	3,946	(5,536)	(7,024)
	30,001	23,634	78,149	37,693
Financing activities				
Issuance of common shares, net of costs	–	18,773	214	58,982
Buy-out of stock options (Note 1)	–	–	(9,805)	–
Distributions to unitholders	(15,017)	–	(15,017)	–
Equipment lease payments	–	–	–	(2,573)
Bank indebtedness	3,968	(18,977)	61,329	49,241
	(11,049)	(204)	36,721	105,650
Investing activities				
Capital expenditures	(18,576)	(35,988)	(97,102)	(76,078)
Disposition of petroleum and natural gas properties	3,543	(10)	3,543	10,668
Acquisition of petroleum and natural gas properties	–	(693)	–	(111,933)
Change in non-cash working capital	(3,919)	14,742	(21,336)	29,635
	(18,952)	(21,949)	(114,895)	(147,708)
Change in cash and cash equivalents	–	1,481	(25)	(4,365)
Cash and cash equivalents, beginning of period	216	306	241	6,152
Cash and cash equivalents, end of period	$ 216	$ 1,787	$ 216	$ 1,787
Cash interest paid	$ 1,112	$ 719	$ 3,237	$ 1,607
Cash taxes paid	$ 178	$ 160	$ 1,214	$ 335

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and securityholders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at September 30, 2005, accounts receivable included $2.6 million due from Fairquest.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	**$ 32,863**

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	**$ 36,212**

2. CAPITAL ASSETS

	September 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 495,101	$ 436,826
Corporate assets	3,046	1,032
	498,147	437,858
Accumulated depletion and depreciation	(108,642)	(59,137)
	$ 389,505	$ 378,721

As at September 30, 2005, costs related to unproved properties in the amount of $18.6 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the total facility to $180 million.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	–	5,769
Liabilities incurred	363	1,176
Dispositions	(757)	(643)
Liabilities settled	(775)	(189)
Accretion expense	852	918
Balance, end of period	$ 12,879	$ 13,196

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust.

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	–	2,902
Converted to Trust Units	(684)	(2,722)
Balance, September 30, 2005	6,316	$ 28,039

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At September 30, 2005, the exchange ratio was 1:1.02694. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) **Trust Units of Fairborne Energy Trust**

	Number	Amount
Balance, beginning of period	-	$ -
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Issued on conversion of exchangeable shares	688	8,080
Balance, September 30, 2005	45,667	$ 187,086

During the period June 1 to September 30, 2005, 683,888 exchangeable shares were converted into 688,412 Trust Units. The market value of Trust Units issued on conversion was $8.1 million resulting in a reduction in non-controlling interest of $2.7 million, an increase in capital assets of $8.1 million and a future tax liability of $2.7 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) **Common Shares of Fairborne Energy Ltd.**

	2005 Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	-	(32,863)
Reduction in capital for reclassification of deficit	-	(6,832)
Future tax impact of flow through shares	-	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, September 30, 2005	-	$ -

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Basic	45,543	41,620	47,583	38,248
Diluted	52,854	44,851	52,441	41,235

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, Exchangeable shares, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. During the three months ended September 30, 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued with an estimated fair value of $0.8 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity of Fairborne Energy Ltd. for the nine months ended September 30, 2005:

	Number of options	Weighted average exercise price
Balance, December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance, September 30, 2005	–	$ –

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	945
Balance, September 30, 2005	$ 945

7. COMMODITY CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the crude oil physical sales contracts outstanding at September 30, 2005:

Period	Volume	Price
October 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
October 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
October 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas physical sales contracts outstanding at September 30, 2005:

Remaining term	Volume	Price
October 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
October 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
October 1 to October 31, 2005	7,000 GJ/day	AECO C Daily Index with a floors between CDN $7.00/GJ and CDN$7.50/GJ and ceilings between CDN $8.15/GJ and $8.78/GJ.
October 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
October 1 to November 30, 2005	1,000 GJ/day	CDN $7.43/GJ plus 50% of the AECO C Daily Index over CDN $7.43/GJ (floor of $7.43/GJ)
November 1 to November 30, 2005	2,000 GJ/day	CDN $8.10/GJ plus 50% of the AECO C Monthly Index over CDN $8.10/GJ (floor of $8.10/GJ)
November 1 to November 30, 2005	7,000 GJ/day	CDN $7.57/GJ or CDN $8.18/GJ plus 50% of the AECO C Daily Index over CDN $7.57/GJ or CDN $8.18/GJ (floor of $7.57/GJ or $8.18/GJ)
November 1, 2005 to March 31, 2006	3,000 GJ/day	CDN $8.00/GJ or CDN $8.05 plus 50% of the AECO C Monthly Index over CDN $8.00/GJ or CDN $8.05 (floor of $8.00/GJ or $8.05/GJ)
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.20/GJ plus 50% of the AECO C Daily Index over CDN $8.20/GJ (floor of $8.20/GJ)
December 1, 2005 to March 31, 2006	4,000 GJ/day	AECO C Daily Index with a floors between CDN $8.00/GJ and CDN$8.25/GJ and ceilings between CDN $10.15/GJ and $15.65/GJ.
December 1, 2005 to March 31, 2006	5,000 GJ/day	CDN $8.67/GJ or CDN $9.43 plus 50% of the AECO C Daily Index over CDN $8.67/GJ or CDN $9.43 (floor of $8.67/GJ or $9.43/GJ)
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ
April 1 to October 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $7.50/GJ and a ceiling of CDN $9.05/GJ



THIRD QUARTER REPORT
FAIRBORNE
ENERGY TRUST
Q3/05

FAIRBORNE ENERGY TRUST – 2005 THIRD QUARTER INTERIM FINANCIAL & OPERATING RESULTS

For the period ended September 30, 2005

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
FINANCIAL *($ thousands, except per share amounts)*				
Petroleum and natural gas revenue	61,656	35,391	157,897	83,629
Funds generated from operations	35,406	19,784	84,460	44,830
Per unit - basic	$ 0.78	$ 0.48	$ 1.78	$ 1.17
Per unit - diluted	$ 0.67	$ 0.44	$ 1.61	$ 1.09
Net income	15,482	3,463	23,109	9,544
Per unit - basic	$ 0.34	$ 0.08	$ 0.49	$ 0.25
Per unit - diluted	$ 0.33	$ 0.08	$ 0.49	$ 0.23
Exploration and development expenditures	18,576	35,988	97,102	76,078
Acquisitions, net of dispositions	(3,543)	68,426	(44,498)	168,988
Working capital deficit (excess)	(984)	25,393	(984)	25,393
Bank indebtedness	128,548	69,698	128,548	69,698
OPERATING *(Units as noted)*				
Production				
Natural gas (Mcf per day)	49,412	32,569	48,508	26,964
Crude oil (bbls per day)	2,684	3,038	2,762	2,497
Natural gas liquids (bbls per day)	402	348	407	243
Total (BOE per day)	11,321	8,814	11,253	7,234
Average sales price				
Natural gas ($ per Mcf)	9.20	6.66	8.00	6.69
Crude oil ($ per bbl)	70.88	49.16	60.40	45.22
Natural gas liquids ($ per bbl)	52.40	47.65	48.50	44.65
Netback per BOE ($ per BOE)				
Petroleum and natural gas sales	59.20	43.64	51.39	42.19
Royalties	(12.44)	(9.13)	(11.01)	(9.14)
Transportation	(1.04)	(0.05)	(0.67)	(0.05)
Operating expenses	(9.20)	(7.46)	(8.57)	(7.46)
Operating netback	36.52	27.00	31.14	25.54
Wells drilled (gross)	26	23	48	77
Undeveloped land (net acres)	195,759	232,540	195,759	232,540

2005 THIRD QUARTER REPORT TO UNITHOLDERS

HIGHLIGHTS

- Record cash flow from operations for the third quarter was $35.4 million or $0.68 per unit including exchangeable shares
- Increase of 18% in monthly distributions from $0.11 to $0.13 per unit, commencing with the December 15, 2005 distribution
- Third quarter operating netback of $36.52 per BOE
- Payout ratio for the third quarter of 42% excluding exchangeable shares
- Third quarter average production was 11,321 BOE per day (73% natural gas)
- Capital investment was $18.6 million for the quarter
- Net debt to cash flow of 0.91 times based on third quarter annualized cash flow
- Increase in bank facility from $140 million to $180 million

UNITHOLDER'S UPDATE

During its first full quarter of operations as a Trust, Fairborne Energy Trust (the "Trust" or "Fairborne") recorded increased production levels and achieved record netbacks and cash flows. Strong natural gas prices over the summer months contributed to funds generated from operations in excess of $35 million, a 49% increase from the immediately preceding second quarter.

Due to recent volatility in the commodity energy markets, Fairborne has been actively adjusting its hedging position to benefit from strong prices and provide stability for future cash flows. The Trust will continue to commit a greater portion of its production to price contracts utilizing primarily shorter term hedges with floor based instruments. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure. In addition, during the third quarter, Fairborne moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize exposure to high volatility.

Consistent with increased funds generated from operations, the Trust's cash available for distribution was substantially higher than anticipated, resulting in a 42% payout ratio for unit distributions during the third quarter. As a result, the Trust is pleased to announce an increase of 18% in the monthly distribution to $0.13 per unit from $0.11 per unit. This increased distribution will be paid commencing on December 15, 2005 and is expected to bring the future payout ratio closer to the 50% – 60% range, which is the Trust's target distribution ratio.

In November 2005, Fairborne increased its credit facilities from $140 million to $180 million. With increased credit facilities and total debt-to-cash flow less than 1.0 times based on annualized third quarter results, the Trust remains in a strong financial position.

OPERATIONS UPDATE

During the third quarter, Fairborne drilled 26 wells (14.3 net) resulting in 22 natural gas wells (12.5 net) and 4 oil wells (1.8 net) with a 100% success rate.

Trust production volumes averaged 11,321 BOE per day for the third quarter of 2005, an increase of 6% over initial Trust production of 10,610 BOE per day and an increase of 5% over the second quarter average production. Third quarter production consisted of 49.4 MMcf per day of natural gas and 3,086 bbls per day of oil and natural gas liquids.

2005 THIRD QUARTER REPORT TO UNITHOLDERS

The Trust's fourth quarter 2005 production will be impacted by the payout of the Wild River discovery well which came on production late in 2004. The Trust expects new production from current drilling activities to offset reduced production of approximately 500 BOE per day due to the Wild River payout by the end of the fourth quarter. The Trust is projecting exiting the year at between 11,300 and 11,500 BOE per day.

During the third quarter the Trust drilled 12 CBM wells at its Clive project. Pipeline construction, planned for the third quarter, of a new, large diameter gathering line was delayed due to weather. This pipeline was completed during the month of October with 20 wells scheduled for tie in and initial production during the fourth quarter.

The Trust is planning to drill 20 (13.4 net) wells during the fourth quarter and 27 gross wells (11.5 net) during the first quarter of 2006. Of these wells 9.2 net will be at Columbia/Harlech, 9 net CBM wells at Clive and 6.7 net wells in other areas. Capital expenditures for this program will be $18.5 million in the fourth quarter and $18.8 million in the first quarter of 2006.

During fourth quarter of 2005 and the first quarter of 2006 the Trust also anticipates that 10 to 12 wells will be drilled at Columbia/Harlech and Brazeau, 2 wells will be drilled at Westerose and 2 wells will be drilled on the Peace River Arch by Fairquest Energy Limited under farmout agreements. On average, the farmout agreements provide for the Fairquest to earn a 60%-70% interest by paying 100% of the costs. As such, the Trust retains a 30%-40% interest without making additional capital expenditures.

During the third quarter the Trust put a number of natural gas hedges in place for the winter of 2005/2006. Total volumes hedged amount to approximately 35% of forecast production volumes with a floor price of $10 per mcf ($60 per BOE). The majority of these hedges include a floor price and participating interests of 50 to 100% above the floor price.

Strong demand for services and equipment due to record industry activity levels continue to exert upward pressure on field operating costs. As a result, operating costs averaged $9.20 per BOE for the quarter, and are expected to average $8.50 to $9.00 per BOE going forward.

OUTLOOK

Commodity prices remained volatile over the third quarter of 2005. However, based on the recent growth in production and the current outlook for commodity prices and hedges in place, the Trust anticipates delivering stable distributions to unitholders for the remainder of 2005 and 2006. In addition to our drilling based strategy, we continue to look at acquisitions in our core operating areas that would provide for accretive production and reserve growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

Steven R. VanSickle
President and CEO,
November 4, 2005

M D & A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 4, 2005. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2005 activities and results as compared to the previous period. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements including notes for the nine months ended September 30, 2005 and the audited consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited, a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairborne's management at the time the statements were made. Fairborne assumes no obligation to update forward-looking statements should circumstances or management's estimates change.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method applicable at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

TRUST CONVERSION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and the Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. The Trust's mandate is to generate stable monthly distributions and to participate in the development of exploration lands transferred to Fairquest without deploying additional capital.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

M D & A

TRUST OPERATIONS COMMENCING JUNE 1, 2005

The Plan of Arrangement which resulted in the creation of Fairborne Energy Trust was effective June 1, 2005. As such, the third quarter 2005 interim report and financial statements include operations as the Trust for the three months ended September 30, 2005 and include five months of operations of the former Fairborne Energy Ltd. and four months of operations as Fairborne Energy Trust for the nine months ended September 30, 2005.

THIRD QUARTER 2005 RESULTS

Production

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Natural gas (Mcf per day)	49,412	32,569	52	48,508	26,964	80
Crude oil (bbls per day)	2,684	3,038	(12)	2,762	2,497	11
Natural gas liquids (bbls per day)	402	348	16	407	243	67
Total (BOE per day)	11,321	8,814	28	11,253	7,234	56
Natural gas % of production	73%	62%	18	72%	62%	16

Fairborne's third quarter production averaged 11,321 BOE per day, 5% higher than the immediately preceding second quarter of 2005 (10,826 BOE per day), and 6% higher than the Trust's first month of operations in June 2005 (10,610 BOE per day). Natural gas production added in the Peace River Arch and Columbia/Harlech areas at the end of the second quarter contributed to the production increases for the third quarter of 2005.

Natural gas production averaged 49.4 MMcf per day in the third quarter 2005, 5% higher than the immediately preceding second quarter of 2005 (47.1 MMcf per day), reflecting new production in the Peace River Arch and Columbia/Harlech added late in the second quarter. Compared to the prior year, the 80% increase in natural gas production for the nine months ended September 30, 2005 reflects successful drilling and acquisition activities undertaken throughout 2004 and 2005 with new production on the Peace River Arch and Columbia/Harlech properties, as well as coal bed methane ("CBM") wells in the Clive area.

Crude oil and NGL production for the third quarter of 2005 averaged 3,086 bbls per day, consistent with second quarter 2005 average production of 2,980 bbls per day. Compared to third quarter 2004, crude oil and NGL production has decreased from 3,386 bbls per day as a result of natural production declines and the Trust's focus on natural gas properties. The acquisition of Case Resources Inc. ("Case") effective July 2004, as well as a light oil discovery at Columbia/Harlech in early 2005, accounted for the 16% increase in oil production compared to 2004 on a year-to-date basis.

The Trust's fourth quarter 2005 production will be impacted by a reduction to the Trust's working interest in the Wild River area resulting from the payout of a significant well during the fourth quarter. The Trust expects new production from current drilling activities to offset reduced production of

approximately 500 BOE per day due to the anticipated Wild River payout by the end of the fourth quarter.

Commodity Prices & Hedging Activities

Fairborne realized the following commodity prices for the third quarter and nine months ended September 30, 2005 as compared to the same period in 2004:

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Natural gas ($ per Mcf)	9.20	6.66	38	8.00	6.69	20
Crude oil ($ per bbl)	70.88	49.16	44	60.40	45.22	34
Natural gas liquids ($ per bbl)	52.40	47.65	10	48.50	44.65	9
BOE ($ per BOE)	58.83	43.49	35	51.05	42.08	21
Benchmark Prices						
WTI -Edmonton par (Cdn$ per bbl)	78.11	56.61	38	68.85	51.20	34
AECO (Cdn$ per Mcf)						
Monthly Index	8.15	6.67	22	7.42	6.79	9
Daily Index	9.27	6.22	49	7.85	6.54	20

HEDGING - PHYSICAL SALES CONTRACTS

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure to budgeted annual cash flow projections; and
- help ensure transaction economics on acquisitions.

Due to recent volatility in commodity energy markets, Fairborne's approach to price risk management involves a portfolio based strategy which utilizes shorter hedges with primarily floor based instruments. In addition, Fairborne has moved towards using natural gas instruments that settle against the daily price indexes rather than monthly indexes to maximize upside exposure in current market conditions. Utilizing primarily floor based instruments (collars, participating swaps, puts) allows the Trust to benefit from upside price exposure.

NATURAL GAS

During the third quarter of 2005, an average of 14,007 Mcf per day was committed to physical sales contracts representing 28% of the Trust's natural gas production under fixed price contracts. Fairborne realized a natural gas price of $9.20 per Mcf for the third quarter of 2005 and a natural gas price of $8.00 per Mcf on a year to date basis, an increase of 20% compared to 2004.

The following table summarizes the outstanding physical sales contracts for natural gas, including contracts entered into after September 30, 2005:

Month	Floor Volume (Mcf/day)	Average Floor Price ($/Mcf)	Ceiling Volume (Mcf/day)	Average Ceiling Price ($/Mcf)
October 2005	13,636	7.930	12,727	9.081
November 2005	16,364	8.549	2,727	8.800
December 2005	12,727	9.257	3,636	14.190
January 2006	15,455	9.468	5,455	13.174
February 2006	15,455	9.468	5,455	13.174
March 2006	15,455	9.468	5,455	13.174
April-October 2006	3,636	9.147	1,818	9.955

CRUDE OIL

During the third quarter the Trust had an average of 830 bbls per day of crude oil committed to physical sales contracts with an average floor price of US$55.00 per bbl. The Trust realized a price of CDN$70.88 per bbl for the third quarter of 2005, 44% higher than the same quarter in 2004. The year to date realized price was CDN$60.40 per bbl which was a 34% increase on a comparative basis to 2004.

The following table summarizes the outstanding physical sales contracts on crude oil, including contracts entered into after September 30, 2005:

Month	Floor Volume (bbls/day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls/day)	Average Ceiling Price ($US/bbl)
October 2005	1,100	55.00	500	65.20
November 2005	1,100	55.00	500	65.20
December 2005	1,100	55.00	500	65.20
January 2006	500	60.00	500	60.00
February 2006	500	60.00	500	60.00
March 2006	500	60.00	500	60.00

Petroleum and Natural Gas Revenue

	Three months ended September 30,			Nine months ended September 30,		
($thousands)	2005	2004	%	2005	2004	%
Natural gas	41,837	20,059	109	105,918	49,398	114
Crude oil	17,500	13,681	28	45,539	31,040	47
Natural gas liquids	1,937	1,529	27	5,390	2,978	81
Other income	382	122	213	1,050	213	393
Total	61,656	35,391	74	157,897	83,629	89

Fairborne's revenue for the third quarter of 2005 increased 26% over the second quarter 2005 due to increases in both production and commodity prices. Revenue increases of 74% for the three months ended and 89% for the nine months ended September 30, 2005 compared to the same period in 2004, also reflected strong commodity prices and a substantial growth in the Trust's production base.

Royalties

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Royalties, net *($thousands)*	12,957	7,404	75	33,812	18,117	87
As a % of sales	21.0%	20.9%	–	21.4%	21.7%	(1)
Per BOE	12.44	9.13	36	11.01	9.14	20

Fairborne's reported royalty rate of 21.0% for the third quarter of 2005 was consistent with the prior year. On a year to date basis, the 2005 royalty rate of 21.4% was slightly lower compared to 2004 (21.7%) due to a one-time $1.3 million adjustment for crown royalty credits on 2004 capital cost allowance recorded in the second quarter of 2005.

Transportation Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Transportation costs *($thousands)*	1,084	42	n/a	2,048	95	n/a
Per BOE	1.04	0.05	n/a	0.67	0.05	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs. Prior to June 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production.

Production Expenses

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Production costs *($thousands)*	9,581	6,048	58	26,322	14,789	78
Per BOE	9.20	7.46	23	8.57	7.46	15

Fairborne's third quarter production expenses of $9.6 million, or $9.20 per BOE included third party processing fee adjustments for the first half of 2005 of approximately $0.3 million. Compared to 2004, the increase in BOE operating costs on a quarter-over-quarter and year to date basis reflects general increases in industry service costs as well as Fairborne's changing property base with the acquisition and exploration of higher operating cost areas at West Pembina, Haynes and Wild River.

The Trust anticipates production costs to average $8.50 to $9.00 per BOE for the remainder of 2005.

Operating Netbacks

	Three months ended September 30,			Nine months ended September 30,		
($ per BOE)	2005	2004	%	2005	2004	%
Petroleum and natural gas sales	58.83	43.49	35	51.05	42.08	21
Other income	0.37	0.15	147	0.34	0.11	209
Royalty expense	(12.44)	(9.13)	36	(11.01)	(9.14)	20
Transportation expense	(1.04)	(0.05)	n/a	(0.67)	(0.05)	n/a
Production expenses	(9.20)	(7.46)	23	(8.57)	(7.46)	15
Operating netback	36.52	27.00	35	31.14	25.54	22

Stronger commodity prices offset increases in royalties, transportation costs and production expenses to effect a 35% increase in operating netbacks in the second quarter of 2005 compared to the prior year, as well as a 22% increase on a year-to-date basis.

General and Administrative ("G&A") Expenses

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
G&A expenses, net of recoveries	1,238	1,214	2	3,888	3,836	1
Trust Unit compensation costs	760	259	193	1,345	580	132
Total G&A expenses	1,998	1,473	36	5,233	4,416	19
G&A expenses per BOE	1.19	1.50	(21)	1.26	1.93	(35)
Trust unit compensation costs per BOE	0.73	0.31	135	0.44	0.29	52

Fairborne recorded $1.2 million of G&A expenses for the third quarter of 2005, representing a rate of $1.19 per BOE. In total, G&A expenses are consistent with 2004 on a quarter over quarter and year to date basis, after recoveries. On a BOE basis, third quarter G&A costs per BOE have decreased by 21% compared to the second quarter of 2004 and have decreased on a year to date basis by 35% compared to 2004, consistent with increased production.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the third quarter of 2005, $395,000 was credited to G&A expenses as a recovery under this Agreement with $434,000 recovered over the four month period beginning June 1, 2005.

Compensation expense of $760,000 for the third quarter of 2005 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. On a year to date basis, compensation expense also includes regular amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. Amortization of stock options which had not been recognized prior to the Plan of Arrangement have been included in Trust conversion costs on the consolidated statement of operations and accumulated earnings.

Interest Expense

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Interest expense *($thousands)*	1,223	687	78	3,348	1,575	113
Per BOE	1.17	0.85	38	1.09	0.79	38

Interest expense of $1.2 million for the third quarter of 2005 was consistent with $1.2 million recorded for the immediately preceding second quarter. Compared to the prior year, interest expense has increased for both the three and nine months ended September 30, 2005 as a result of higher debt levels.

Trust conversion costs

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings for the nine months ended September 30, 2005.

Depletion, Depreciation and Accretion (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion *($thousands)*	17,258	12,853	34	50,398	28,146	79
Per BOE	16.57	15.85	5	16.41	14.20	16

On a BOE basis, DD&A of $16.57 per BOE in the third quarter of 2005 was consistent with the preceding second quarter of 2005 and was 5% higher than the third quarter of 2004. For the nine months ended September 30, 2005, the DD&A rate increased 16% to $16.41 per BOE primarily due to acquisitions in 2004 which were recorded at fair values in excess of existing DD&A rates at the time of acquisition.

Taxes

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Capital taxes	177	212	(17)	531	387	37
Future taxes	(250)	3,209	(108)	3,282	6,560	(50)
Total taxes	(73)	3,421	(102)	3,813	6,947	(45)
Per BOE	(0.07)	4.22	(102)	1.24	3.51	(65)

Fairborne pays provincial capital tax and federal large corporations tax in its operating entities. During the third quarter of 2005, Fairborne recorded a future tax recovery of $250,000. Fairborne does not anticipate paying cash income taxes in its operating entities in 2005 as these entities have sufficient tax pools to offset taxable income. The Trust is also a taxable entity under the Income Tax Act and is taxable only on income that is not distributed or distributable to its Unitholders.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2005	2004	%	2005	2004	%
Funds generated from operations	35,406	19,784	79	84,460	44,830	88
Per unit - basic	$0.78	$0.48	63	$1.78	$1.17	52
Per unit - diluted	$0.67	$0.44	52	$1.61	$1.09	48
Net Income	15,482	3,463	347	23,109	9,544	142
Per unit - basic	$0.34	$0.08	325	$0.49	$0.25	96
Per unit - diluted	$0.33	$0.08	313	$0.49	$0.23	113

Fueled by high commodity prices, funds generated from operations for the third quarter of 2005 increased 49% compared to the second quarter of 2005 and 79% compared to the third quarter of 2004. For the nine months ended September 30, 2005, funds generated from operations increased 88% due to increased production levels and high commodity prices.

Net income for the third quarter of 2005 reflected increased funds generated from operations as well as reduced future income taxes associated with the new tax structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

($thousands)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
Exploration and development				
Land and lease acquisitions	868	1,510	2,543	3,633
Geological and geophysical	139	87	614	7,173
Drilling, completions and workovers	7,829	25,411	46,667	42,985
Well equipment and facilities	7,915	8,899	45,224	22,005
Corporate assets	1,825	81	2,054	282
	18,576	35,988	97,102	76,078
Acquisitions, net of dispositions	(3,543)	68,426	(44,498)	168,988
Conversion of exchangeable shares	3,616	–	8,118	–
Total	18,649	104,414	60,722	245,066

During the third quarter of 2005, the Trust spent $7.8 million on drilling and completion activities, including drilling a total of 26 (14.3 net) wells drilled resulting in 22 (12.5 net) natural gas wells, and 4 (1.8 net) oil wells for a success rate of 100%.

Well equipment and facility expenditures of $7.9 million included expenditures on the Trust's Clive, Gordondale and Wild River properties. At Clive, the Trust continued to build pipelines and make modifications to allow CBM gas to be delivered directly to sales receipt points. At Gordondale, the Trust installed facilities which allowed the first sour oil production to commence. At Wild River, the follow-up well to the original discovery well was brought on production.

During the third quarter, Fairborne also completed a minor property disposition and disposed of a portion of its interest in a gas facility on the Trust's Basset Lake property.

The disposition to Fairquest on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as a disposition at their carrying value of $41.7 million in the second quarter of 2005. The conversion of exchangeable shares since June 1, 2005 has been recorded as a $8.1 million acquisition of petroleum and natural gas assets ($3.6 million in the third quarter 2005) based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital Deficiency and Bank Indebtedness

At September 30, 2005, the Trust had net debt of $127.6 which included $128.5 million in bank indebtedness offset by working capital of $0.9 million. In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $140 million. In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the Trust's total facility to $180 million.

The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility, being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, Fairborne issued approximately 45 million Trust units and 7 million exchangeable shares to former shareholders of Fairborne Energy Ltd.

During the third quarter of 2005, 271,599 exchangeable shares were converted into 276,123 Trust Units. Since the trust conversion on June 1, 2005, 683,888 exchangeable shares have been converted into 688,412 Trust units. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At September 30, 2005, the exchange ratio was 1 exchangeable share to 1.02694 Trust units.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units under the Trust Incentive Plan. During the third quarter of 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued. The total estimated fair value of units granted of $9.3 million will be amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

As of November 4, 2005, the Trust had 46,041,887 Trust Units, and 5,953,204 exchangeable shares outstanding.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of between 50% and 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

During the third quarter of 2005, commodity prices remained exceptionally strong resulting in higher cash available for distribution than anticipated, and therefore, a payout ratio of only 42% of distributable cash. In response to stronger prices and excess cash available for distribution, Fairborne has increased its monthly distributions by 18% from $0.11 per Unit to $0.13 per Unit commencing with the December 15, 2005 distribution.

	Three months ended September 30, 2005	Four months ended September 30, 2005
Funds generated from operations	35,406	45,652
Less: One-time 2004 credits on crown royalties booked in June	–	(1,275)
Cash withheld	(20,359)	(24,337)
Cash distributions declared	15,047	20,040
Cash distributions per unit per month	$0.11	$0.11
Payout ratio	42%	44%

M D & A

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	61,656	48,807	47,434	41,976
Funds generated from operations	35,406	23,760	25,294	21,569
Per unit - basic	$0.78	$0.47	$0.51	$0.47
Per unit - diluted	$0.67	$0.47	$0.48	$0.46
Net Income	15,482	2,719	4,908	4,158
Per unit - basic	$0.34	$0.05	$0.10	$0.09
Per unit - diluted	$0.33	$0.05	$0.09	$0.08
Total assets	458,603	451,849	480,089	434,830
Working capital deficit (excess)	(984)	7,758	16,823	20,839
Bank indebtedness	128,548	124,580	106,513	77,219
Operations				
Average production				
Natural gas (Mcf per day)	49,412	47,077	49,030	43,480
Crude oil (bbls per day)	2,684	2,558	3,047	2,892
Natural gas liquids (bbls per day)	402	422	398	495
Total (BOE per day)	11,321	10,826	11,617	10,633

	Q2 2004	Q2 2004	Q1 2004	Q4 2003
				(restated)
Financial *($ thousands, except per unit amounts)*				
Petroleum and natural gas sales	35,391	29,787	18,450	15,523
Funds generated from operations	19,784	15,083	9,963	8,409
Per unit - basic	$ 0.48	$ 0.39	$ 0.31	$ 0.27
Per unit - diluted	$ 0.44	$ 0.36	$ 0.28	$ 0.23
Net Income	3,463	2,786	3,295	2,308
Per unit - basic	$ 0.08	$ 0.07	$ 0.10	$ 0.06
Per unit - diluted	$ 0.08	$ 0.07	$ 0.09	$ 0.06
Total assets	379,450	272,115	266,338	139,925
Working capital deficit	25,393	8,626	17,196	1,430
Bank indebtedness	69,698	76,159	73,674	7,941
Operations				
Production				
Natural gas (Mcf per day)	32,569	30,410	17,853	14,835
Crude oil (bbls per day)	3,038	2,492	1,956	2,144
Natural gas liquids (bbls per day)	348	241	139	182
Total (BOE per day)	8,814	7,801	5,071	4,799

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne is also exposed to federal government tax initiatives including the September 2005 discussion paper on the tax status and structure of income trusts. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)		September 30, 2005	December 31, 2004
		(unaudited)	(audited)
ASSETS			
Current assets			
Cash and cash equivalents		$ 216	$ 241
Accounts receivable		47,808	36,608
Prepaid expenses and deposits		4,904	3,090
		52,928	39,939
Capital assets	(Note 2)	389,505	378,721
Goodwill		16,170	16,170
		$ 458,603	$ 434,830
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		$ 46,921	$ 60,778
Cash distributions payable		5,023	–
Bank indebtedness	(Note 3)	3,548	77,219
		55,492	137,997
Bank indebtedness	(Note 3)	125,000	–
Non-controlling interest	(Note 5)	28,039	–
Asset retirement obligation	(Note 4)	12,879	13,196
Future income taxes		48,941	35,860
UNITHOLDERS' EQUITY			
Unitholders' capital	(Note 6)	187,086	220,151
Contributed surplus	(Note 6)	945	1,094
Accumulated earnings		20,261	26,532
Accumulated distributions		(20,040)	–
		188,252	247,777
		$ 458,603	$ 434,830

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

($thousands, except per unit amounts)

(Unaudited)		For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Revenue					
Petroleum and natural gas		$ 61,656	$ 35,391	$ 157,897	$ 83,629
Royalties		(12,957)	(7,404)	(33,812)	(18,117)
Transportation		(1,084)	(42)	(2,048)	(95)
		47,615	27,945	122,037	65,417
Expenses					
Production		9,581	6,048	26,322	14,789
General and administrative		1,988	1,473	5,233	4,416
Interest		1,223	687	3,348	1,575
Trust conversion costs	(Note 1)	–	–	6,912	–
Depletion, depreciation and accretion		17,258	12,853	50,398	28,146
		30,050	21,061	92,213	48,926
Income before taxes		17,565	6,884	29,824	16,491
Taxes					
Future (reduction)		(250)	3,209	3,282	6,560
Capital		177	212	531	387
		(73)	3,421	3,813	6,947
Net income before non-controlling interest		17,638	3,463	26,011	9,544
Non-controlling interest	(Note 5)	2,156	–	2,902	–
Net income		15,482	3,463	23,109	9,544
Accumulated earnings, beginning of period		4,779	18,911	26,532	12,830
Plan of Arrangement	(Note 1)	–	–	(36,212)	–
Reclassification of deficit pursuant to Plan of Arrangement		–	–	6,832	–
Accumulated earnings, end of period		$ 20,261	$ 22,374	$ 20,261	$ 22,374
Net income per unit	(Note 6)				
Basic		$ 0.34	$ 0.08	$ 0.49	$ 0.25
Diluted		$ 0.33	$ 0.08	$ 0.49	$ 0.23

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

($thousands)

(Unaudited)		For the three months ended September 30, 2005	2004	For the nine months ended September 30, 2005	2004
Cash provided by (used in):					
Operating activities					
Net income		$ 15,482	$ 3,463	$ 23,109	$ 9,544
Items not involving cash					
Depletion, depreciation and accretion		17,258	12,853	50,398	28,146
Compensation expense		760	259	1,345	580
Trust conversion costs	(Note 1)	–	–	3,424	–
Future income taxes (reduction)		(250)	3,209	3,282	6,560
Non-controlling interest		2,156	–	2,902	–
		35,406	19,784	84,460	44,830
Asset retirement expenditures		(551)	(96)	(775)	(113)
Change in non-cash working capital		(4,854)	3,946	(5,536)	(7,024)
		30,001	23,634	78,149	37,693
Financing activities					
Issuance of common shares, net of costs		–	18,773	214	58,982
Buy-out of stock options	(Note 1)	–	–	(9,805)	–
Distributions to unitholders		(15,017)	–	(15,017)	–
Equipment lease payments		–	–	–	(2,573)
Bank indebtedness		3,968	(18,977)	61,329	49,241
		(11,049)	(204)	36,721	105,650
Investing activities					
Capital expenditures		(18,576)	(35,988)	(97,102)	(76,078)
Disposition of petroleum and natural gas properties		3,543	(10)	3,543	10,668
Acquisition of petroleum and natural gas properties		–	(693)	–	(111,933)
Change in non-cash working capital		(3,919)	14,742	(21,336)	29,635
		(18,952)	(21,949)	(114,895)	(147,708)
Change in cash and cash equivalents		–	1,481	(25)	(4,365)
Cash and cash equivalents, beginning of period		216	306	241	6,152
Cash and cash equivalents, end of period		$ 216	$ 1,787	$ 216	$ 1,787
Cash interest paid		$ 1,112	$ 719	$ 3,237	$ 1,607
Cash taxes paid		$ 178	$ 160	$ 1,214	$ 335

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of Fairborne Energy Ltd. for the year ended December 31, 2004. The disclosure which follows is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and securityholders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2004 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the interim consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 6).

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at September 30, 2005, accounts receivable included $2.6 million due from Fairquest.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. At the time of the transaction, Fairborne and Fairquest were related parties and therefore, the assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Petroleum and natural gas properties and equipment	$ 41,712
Future income tax asset	1,908
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Net assets transferred and reduction in share capital	$ 32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.5 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations and accumulated earnings.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in accumulated earnings as follows:

Settlement of outstanding options and warrants for common shares	$ 34,643
Settlement of outstanding options for cash	9,805
Contributed surplus related to outstanding options	(4,902)
Future tax benefit of cash settlement	(3,334)
Plan of arrangement costs and reduction in accumulated earnings	$ 36,212

2. CAPITAL ASSETS

	September 30, 2005	December 31, 2004
Petroleum and natural gas properties and equipment	$ 495,101	$ 436,826
Corporate assets	3,046	1,032
	498,147	437,858
Accumulated depletion and depreciation	(108,642)	(59,137)
	$ 389,505	$ 378,721

As at September 30, 2005, costs related to unproved properties in the amount of $18.6 million (December 31, 2004 - $31.2 million) were excluded from the depletion calculation.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3. BANK INDEBTEDNESS

In conjunction with the Plan of Arrangement, Fairborne entered into new credit facilities. At September 30, 2005 the Trust had a $125 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the bank's semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

In November 2005, the revolving term credit facility was increased from $125 million to $165 million, increasing the total facility to $180 million.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Nine months ended September 30, 2005	Year ended December 31, 2004
Balance, beginning of period	$ 13,196	$ 6,165
Acquisitions	–	5,769
Liabilities incurred	363	1,176
Dispositions	(757)	(643)
Liabilities settled	(775)	(189)
Accretion expense	852	918
Balance, end of period	$ 12,879	$ 13,196

5. NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange as a security separate from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust.

SELECTED NOTES TO THE
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2005:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	-	$ -
Issued pursuant to Plan of Arrangement (Note 6b)	7,000	27,859
Interest in accumulated earnings	-	2,902
Converted to Trust Units	(684)	(2,722)
Balance, September 30, 2005	6,316	$ 28,039

Retraction of exchangeable shares

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At September 30, 2005, the exchange ratio was 1:1.02694. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then-prevailing market price of a trust unit.

The retraction price will be satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non controlling interest will be reduced by the carrying value of exchangeable shares converted.

Redemption of exchangeable shares

If the number of exchangeable shares outstanding is less that 1.0 million, the exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price"). At any time all of the outstanding exchangeable shares may be redeemed at the Redemption Price and up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) Trust Units of Fairborne Energy Trust

	Number	Amount
Balance, beginning of period	–	$ –
Issued pursuant to Plan of Arrangement (Note 6b)	44,979	179,006
Issued on conversion of exchangeable shares	688	8,080
Balance, September 30, 2005	45,667	$ 187,086

During the period June 1 to September 30, 2005, 683,888 exchangeable shares were converted into 688,412 Trust Units. The market value of Trust Units issued on conversion was $8.1 million resulting in a reduction in non-controlling interest of $2.7 million, an increase in capital assets of $8.1 million and a future tax liability of $2.7 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption, or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If Trust Units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust for the excess amount.

b) Common Shares of Fairborne Energy Ltd.

	2005 Number of Shares	Amount
Balance, December 31, 2004	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 1)	–	(32,863)
Reduction in capital for reclassification of deficit	–	(6,832)
Future tax impact of flow through shares	–	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 5)	(7,000)	(27,859)
Balance, September 30, 2005	–	$ –

SELECTED NOTES TO THE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c) Per unit amounts

The following table summarizes the weighted average trust units and issuable exchangeable shares used in calculating net income per unit:

	Three months ended September 30,		Nine months ended September 30,	
	2005	2004	2005	2004
Basic	45,543	41,620	47,583	38,248
Diluted	52,854	44,851	52,441	41,235

The reconciling items between the basic and diluted average common shares are outstanding Performance Units, Restricted Units, Exchangeable shares, stock options and warrants.

d) Trust incentive plans

In conjunction with the Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of Trust Units issuable under rights granted and outstanding under the Plan shall not exceed 5% of the aggregate number of issued and outstanding Trust Units including the aggregate number of Trust Units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of Trust Units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to 2.0 times the initial Performance Unit grant. Payouts under the trust incentive plan may be in cash, Trust Units or some combination thereof at the discretion of the board of directors.

On June 6, 2005, the Board of Directors granted 497,000 Restricted Units and 291,400 Performance Units with an estimated fair value of $8.5 million. During the three months ended September 30, 2005, an additional 48,850 Restricted Units and 13,150 Performance Units were issued with an estimated fair value of $0.8 million. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

e) Stock options

The following table sets forth a reconciliation of the stock option plan activity of Fairborne Energy Ltd. for the nine months ended September 30, 2005:

	Number of options	Weighted average exercise price
Balance, December 31, 2004	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Balance, September 30, 2005	–	$ –

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) Contributed surplus

Balance, December 31, 2004	$ 1,094
Options granted	400
Options exercised	(16)
Options vested under Plan of Arrangement	3,424
Options settled for cash and shares	(4,902)
Units issued under trust incentive plan	945
Balance, September 30, 2005	$ 945

7. COMMODITY CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through physical sales contracts with customers.

The following table summarizes the crude oil physical sales contracts outstanding at September 30, 2005:

Period	Volume	Price
October 1 to December 31, 2005	300 bbls/day	Floor of WTI CDN$67.65
October 1 to December 31, 2005	300 bbls/day	Floor of WTI US$55.00
October 1 to December 31, 2005	500 bbls/day	WTI with a floor of US$55.00/bbl and a ceiling of US$65.20/bbl
January 1 to March 31, 2006	500 bbls/day	WTI US$60.00

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the natural gas physical sales contracts outstanding at September 30, 2005:

Remaining term	Volume	Price
October 1 to October 31, 2005	3,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.10/GJ and a ceiling of CDN $8.18/GJ
October 1 to October 31, 2005	1,000 GJ/day	AECO C Monthly Index with a floor of CDN $7.30/GJ and a ceiling of CDN $8.35/GJ
October 1 to October 31, 2005	7,000 GJ/day	AECO C Daily Index with a floors between CDN $7.00/GJ and CDN$7.50/GJ and ceilings between CDN $8.15/GJ and $8.78/GJ.
October 1 to November 30, 2005	3,000 GJ/day	AECO C Daily Index with a floor of CDN $7.00/GJ and a ceiling of CDN $8.00/GJ
October 1 to November 30, 2005	1,000 GJ/day	CDN $7.43/GJ plus 50% of the AECO C Daily Index over CDN $7.43/GJ (floor of $7.43/GJ)
November 1 to November 30, 2005	2,000 GJ/day	CDN $8.10/GJ plus 50% of the AECO C Monthly Index over CDN $8.10/GJ (floor of $8.10/GJ)
November 1 to November 30, 2005	7,000 GJ/day	CDN $7.57/GJ or CDN $8.18/GJ plus 50% of the AECO C Daily Index over CDN $7.57/GJ or CDN $8.18/GJ (floor of $7.57/GJ or $8.18/GJ)
November 1, 2005 to March 31, 2006	3,000 GJ/day	CDN $8.00/GJ or CDN $8.05 plus 50% of the AECO C Monthly Index over CDN $8.00/GJ or CDN $8.05 (floor of $8.00/GJ or $8.05/GJ)
November 1, 2005 to March 31, 2006	2,000 GJ/day	CDN $8.20/GJ plus 50% of the AECO C Daily Index over CDN $8.20/GJ (floor of $8.20/GJ)
December 1, 2005 to March 31, 2006	4,000 GJ/day	AECO C Daily Index with a floors between CDN $8.00/GJ and CDN$8.25/GJ and ceilings between CDN $10.15/GJ and $15.65/GJ.
December 1, 2005 to March 31, 2006	5,000 GJ/day	CDN $8.67/GJ or CDN $9.43 plus 50% of the AECO C Daily Index over CDN $8.67/GJ or CDN $9.43 (floor of $8.67/GJ or $9.43/GJ)
January 1 to March 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $8.50/GJ and a ceiling of CDN $10.13/GJ
April 1 to October 31, 2006	2,000 GJ/day	AECO C Daily Index with a floor of CDN $7.50/GJ and a ceiling of CDN $9.05/GJ

UNIT HOLDER INFORMATION

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

Gilbert Laustsen Jung Associates Ltd.

Sproule Associates Ltd.

BANK

Royal Bank of Canada
National Bank of Canada
Bank of Nova Scotia
Alberta Treasury Branch

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
McCarthy Tetrault LLP

STOCK EXCHANGE LISTING

The Toronto Stock Exchange

Trading Symbol: FEL.UN
Exchangeable Shares: FXL

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Shareholders.

DIRECTORS

Robert Hodgins
Investor and Corporate Director

Johannes J. Nieuwenburg
Chairman
C1 Energy Ltd.

Michael E.J. Phelps
Chairman
Dornoch Capital Inc.

Steven R. VanSickle
President and CEO
Fairborne Energy Trust

Richard A. Walls
President and CEO
Fairquest Energy Limited

Rodney D. Wimer
President
Mazama Capital Partners

OFFICERS

Steven R. VanSickle
President and CEO

David L. Summers
COO

Aaron G. Grandberg
Vice President Finance and CFO

Shaun E. Alspach
Vice President
Business Development

David S. Cymbalisty
Vice President
Engineering

F. Tom Park
Vice President
Marketing

Gary M. Poirier
Vice President
Production

David E.T. Pyke
Vice President
Land and Contracts

James E. Young
Vice President
Exploration

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com Historical public documents, corporate information, latest presentation material and press releases are all available. Filings also available at: www.sedar.com

RECEIVED
2005 DEC -6 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, AARON G. GRANDBERG, Vice-President, Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

Aaron Grandberg
Vice-President, Finance and
Chief Financial Officer
Fairborne Energy Trust

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Ltd., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

PRESS RELEASE

FAIRBORNE ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION OF CDN $0.13 PER UNIT

November 15, 2005
Calgary, Alberta

Fairborne Energy Trust (TSX – FEL.UN) today confirmed a cash distribution of CDN $0.13 per trust unit for the month of November 2005. The distribution will be paid on December 15, 2005 to Unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005.

Fairborne Energy Trust is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
Vice President, Finance and CFO
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairbornetrust.com
www.fairbornetrust.com

Forward Looking Statements - Certain information regarding the Trust set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.